SECURITIES AND EXCHANGE COMMISION
Washington D.C. 20549

P.E. 4-1-03

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PROCESSED
APR 23 2003
THOMSON FINANCIAL

RECD S.E.C.
APR 22 2003
1086

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month April 2003


03056474

Fresenius Medical Care Corporation

(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg v.d.H.
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

Pursuant to the provisions of General Instruction B to Form 6-K, Fresenius Medical Care Aktiengesellschaft (the "Registrant") is disclosing the following information:

On or about April 17, 2003 the Registrant mailed its 2002 Annual Report to shareholders. Registrant has also distributed to holders of its American Depositary Receipts (i) the agenda for Registrant's Ordinary General Meeting, (ii) a voting instruction card for ADR holders, (iii) the report of Registrant's Supervisory Board for 2002, (iv) certain additional information relating to Registrant's equity securities, Registrant's Directors and Senior Management and management compensation, including options, and (v) a Summary Annual Report to Shareholders. Copies of Registrant's 2002 Annual Report to Shareholders and the Summary Annual Report are being filed with this Report as a paper filing pursuant to Regulation S-T Rule 101(b)(1). The information described in items (i) through (iv) is being filed electronically under cover of a separate Form 6-K in the SEC's EDGAR system. Registrant's Annual Report to Shareholders may also be accessed through Registrant's web site, www.fmc-ag.com.

Financial Statements, Pro Forma Financial Information and Exhibits.

Exhibit 99.1 2002 Annual Report to Shareholders

Exhibit 99.2 2002 Summary Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 22, 2003

FRESENIUS MEDICAL CARE AKTIENGESELLSCHAFT

By: /s/ Ben Lipps

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By: /s/ Ulf M. Schneider

Name: Dr. Ulf M. Schneider
Title: Chief Financial Officer

EXHIBIT 99.1

Annual Report 2002



Fresenius Medical Care

Key Figures 2002

Operating data $ in millions	2002	2001	Change 2002 vs. 2001
Net revenue	5,084	4,859	5%
Earnings before interest and taxes, depreciation and amortization (EBITDA)	906	703	29%
Earnings before interest and taxes (EBIT)	695	379	83%
Income before extraordinary loss	302	63	379%
Net income	290	63	360%
Net cash flow from operating activities	550	424	30%
Free cash flow[1]	349	173	102%
Capital expenditure	239	275	-13%
Capital expenditure including acquisitons	327	736	-56%
EBITDA before special charge[2]	906	968	-6%
EBIT before special charge[2]	695	644	8%
Income before extraordinary loss/special charge[2,3]	302	245	23%
Data per share			
Earnings per ordinary share (EPS) ($)	3.00	0.65	362%
Earnings per ordinary share before extraordinary loss/special charge[2,3] ($)	3.12	2.53	23%
Dividend per ordinary share (€)	0.94	0.85	11%
Dividend per preference share (€)	1.00	0.91	10%
Key ratios (in %)			
EBIT margin[2]	13.7	13.3	
Return on equity before taxes[2]	17.4	16.1	
Equity to assets	41.4	40.2	
Other data			
Employees (full-time equivalents, Dec. 31)	39,264	37,331	5%

Net Revenue
$ in millions


4,859
5,084
2001
2002

Net income
$ in millions


290
63
2001
2002

Earnings per Share
in $


3.00
0.65
2001
2002

[1] Before acquisitions and dividends
[2] 2001: Excluding special charge for 1996 merger-related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses of $ 7 million ($ 4 million, net of taxes)
[3] 2002: Excluding extraordinary item of $ 12 million for the early redemption of Trust Preferred Securities in the first quarter 2002

All figures in this report are stated in U.S. $ and in conformity with U.S. GAAP, if not indicated otherwise. For more details please look to the 5-year summary at the back of the report.

Vision

As recent as the 1960s, people diagnosed with "chronic kidney failure" had little hope for the future. Today, due to innovative technologies and therapy concepts, dialysis patients can lead largely normal lives. Our company has contributed greatly to this.



But we look to the future, creating one worth living for the people we serve is more than just a job for us. As a global player in the health care industry, we are aware of the responsibility inherent in our business and as such our responsibility to our patients and partners. Here, dependability shows its value. Here, mutual trust is an integral part of a successful future. As we look to the future, we work with determination towards growth of our company – with experience and conviction – for our patients, stockholders and employees.

Inner Cover: Key Figures >>

Mission

More than 25 years of experience in the area of dialysis, future-oriented innovations and therapies for a better quality of life: This is what Fresenius Medical Care stands for.



We are the worldwide leader with our dialysis products and treatments for patients with chronic kidney failure. As a global player with more than 39,000 employees in more than 100 countries, we set the highest standards. Our strategy aims to further expand our technological leadership and leading market position.

After dynamic growth in the past, Fresenius Medical Care's development potential continues to be substantial. There are more than 1.2 million dialysis patients worldwide – a number that has been steadily rising and will continue to increase in the foreseeable future. Experts estimate an increase of 6 - 7% per year. One reason for this is that chronic kidney failure appears more frequently worldwide, due in part to rising life expectancies. Another reason is improved medical care in many countries, giving more and more people access to life-sustaining dialysis treatments. We offer them our knowledge and our experience – for a future worth living.

Looking Ahead Our Path into the Future



Fresenius Medical Care

Fresenius Medical Care:

Comprehensive Strategies for Comprehensive Care


Therapies
Services
Products

Services: *Dialysis Clinic · Hospital · Intensive Care Unit · Haemodialysis · Peritoneal Dialysis · Haemofiltration · Haemodiafiltration · Acute Dialysis · Automated Peritoneal Dialysis · Continuous Ambulatory Peritoneal Dialysis (CAPD) · Home Haemodialysis · Holiday Dialysis · Apheresis · Cardiovascular Perfusion · Transfusion · Laboratory Services · Diagnostics · Education Programs · KidneyOptions™ and PDServe™ · Data Management · Vascular Access Surgery · Clinic Management · Therapy Guidelines · Consulting* · **Products:** *Fresenius Polysulfone® Dialyzers · FX-Class Dialyzers · OptiFlux® · Low-Flux Dialyzers · High-Flux-Dialyzers · Plasma Filters · Haemodialysis Machines Acute Dialysis Machines · Peritoneal Dialysis Machines · GENIUS® · multiFiltrate · CAPD Systems · Analysis Equipment · On-line Clearance Monitor · Web-based Monitoring Systems · Blood Lines · Connectors · Peritoneal Dialysis Solutions · Dialysis Concentrates · Dialysate Filters · Dialysis Solutions · Water Treatment Equipment · Software · Disinfectants* · **Therapies**: *Renal Replacement Therapies for Patients with Chronic or Acute Renal Failure · UltraCare™ · BioAdequacy™ · Disease State Management · Prometheus® · Extracorporeal Therapies*



Our Management Board

Dr. Ben Lipps (62)

Chairman of the Management Board



Region North America

The U.S. American has been active in the field of dialysis for more than 35 years. After earning his master's and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. With that the triumphal procession of the artificial kidney – the dialyzer – has commenced. Before joining Fresenius Medical Care in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical. Dr. Lipps is married and has three children.

Roberto Fusté (51)



Region Asia-Pacific

After completing his studies of economic sciences at the University of Valencia, the Spaniard founded the company Nephrocontrol S.A. in 1983. In 1991, the company was acquired by the Fresenius group, where Mr. Fusté has worked since then. Before being appointed to the Management Board of Fresenius Medical Care in 1999, Mr. Fusté held several senior executive positions within the company in Latin America, the Asia-Pacific area and other locations. The enthusiastic yachtsman and golfer is married, the father of three children and is based in Hong Kong.

Dr. Emanuele Gatti (47)



Region Europe, Latin America, Middle East and Africa

After studying bioengineering, Dr. Gatti lectured at several biomedical institutions and was involved in comprehensive research and development activities. Dialysis and blood purification as well as biomedical signal analysis and safety of medical devices were his major subjects. Dr. Gatti has been with the Fresenius group since 1989. Before being appointed to the Management Board in 1997, he was responsible for the dialysis business in Southern Europe, among other things. Dr. Gatti is married, father of two daughters and a keen skier.

Dr. Rainer Runte (43)



Law & Compliance

Dr. Runte has worked for the Fresenius group for more than 13 years. Previously he served as a scientific assistant at the law department of the Johann Wolfgang Goethe University Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position of Senior Vice President for Law for Fresenius Medical Care in 1997 and was appointed as deputy member to the Management Board in 2002. The avid skier is interested in law philosophy and law history as well as theater and opera.

Dr. Ulf M. Schneider (37)



Finance

Dr. Schneider studied and graduated in economics, finance and accounting in Switzerland and in the U.S. Before joining Fresenius Medical Care in 2001, Dr. Schneider held several senior executive positions in various companies of the diversified multinational corporation Franz Haniel & Cie. GmbH in Germany, the U.S. and the United Kingdom. Among them he was Group Finance Director for the British subsidiary of the pharmaceutical wholesale and retail distributor Gehe. Dr. Schneider is married and counts jogging and cycling among his hobbies.

Dear Shareholders,

The year 2002 turned out to be an especially challenging one for Fresenius Medical Care. Given these challenges we were confronted with during these twelve months, I would like to comment on our nonetheless dynamic business development.

Overall we generated revenues of $ 5.08 billion. This corresponds to a growth rate of 6% on a currency-adjusted basis and is within our projected range. We achieved an income before extraordinary loss of $ 302 million meeting our revised target of $ 300 million, which we announced in July 2002. Suffice it to say our original target was $ 350 million. Our cash flow performance in 2002 was especially strong. Operating cash flow was up by 30% to $ 550 million and well above of the Company's estimate.

With the introduction of the innovative treatment concept *Ultra*Care™ in our own clinics in North America we are pursuing a strategy of long-term growth and similarly we continued the path of revolutionizing industry standards. This differentiated renal therapy embraces the fundamental need to adopt innovative technology, processes and methods to improve the lives of our patients.

Part of this innovative therapy is our implementation of Fresenius Polysulfone® high flux single-use dialyzers. At the end of 2002 we had converted more than 85% of our 1,080 clinics in North America to the *Ultra*Care™ therapy. This is a significant accomplishment. Our preliminary retrospective analysis of Company data generated from the roll-out of the *Ultra*Care™ program, indicates improved medical outcomes. In this report we will give you more detail about this new therapy concept.

Our biggest financial challenge in 2002 was to reverse the margin erosion in North America, which to a large extent was due to the introduction of single-use in our clinics. We reached this goal achieving cost neutrality between single-use dialyzer therapies versus reuse dialyzer therapies by the end of 2002. Savings realized came from reaching economies of scale in terms of dialyzer manufacturing capacity, and efficiency gains in medical supply costs. Through these initiatives we expect to realize operating margin improvements in 2003 in North America.

One additional challenge we faced during 2002 was not due to our operating business, but rather due to remaining legal issues. During the fourth quarter of 2002 the Company successfully put behind ongoing litigation by reaching an agreement in principle for the settlement of all the fraudulent conveyance claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Then at the beginning of 2003, the Company reached and signed a definitive agreement on this legal issue.

No admission of liability has been or will be made. This settlement avoids the costs of expensive and distracting litigation that could have taken years to resolve, and that would have drawn our attention and energy away from our focus to accomplish the financial objectives of our U.S. strategic plans and providing outstanding medical care to thousands of patients worldwide. In addition, this settlement clearly falls within the provision already made in the fourth quarter of 2001.

Our global leadership position has never been stronger. We have clearly built upon our competitive edge in the North American and International markets offering our more than 112,200 renal patients worldwide more choices, innovative products and services, essentially differentiated therapies resulting in improved patient care and medical outcomes. We are successfully implementing our global and regional strategies in a continuously dynamic marketplace were we see further growth opportunities in the years ahead.

Given continued strong global market fundamentals we expect mid single digit revenue growth in constant currency and net income growth in the high single digit to low double digits range.

Based on the confidence in our business, the Management Board and the Supervisory Board will propose, our 6th annual consecutive dividend increase of Euro 0.94 per ordinary share and Euro 1.00 per preference share at the Annual General Meeting 2003.

None of our goals can be achieved individually, and the continued success of our global vertical integrated Company is based on the commitment and abilities of our 39,000 employees and the trust of our shareholders. I thank all of you and our shareholders for the loyalty you afforded us during this challenging year and ask you kindly for your continued support.

Yours sincerely,



Dr. Ben Lipps
Chief Executive Officer
Chairman of the Management Board

January



Ultra**Care™ implemented.** The introduction of the *Ultra*Care™ is planned in our own clinics in the U.S. in this year. With its single-use dialyzers, highly modern dialysis machines and high-performance filters, Fresenius Medical Care creates a program that sets new standards in the world's largest dialysis market and continues to improve treatment quality for our patients.

February



Special Charge accrued. On February 13, Fresenius Medical Care announces that it accrues a special pre-tax charge of $ 265 million. This special charge covers expenditures in connection with potential liabilities and legal expenses of the Company arising in connection with the National Medical Care transaction of 1996, especially the W.R. Grace Chapter 11 proceedings and the cost of resolving the pending litigation and other disputes with certain U.S. commercial insurers.

March


resenius Medical Ca

Production established. At the end of an approximately one-year construction period, Fresenius-Kawasumi Co. Ltd more than doubles its production capacity for dialyzers. The joint venture between Fresenius Medical Care and Kawasumi Laboratories, Inc. produces hollow fiber membranes for haemodialysis treatments from Fresenius Polysulfone® in Inukai, Japan. The increased demand for highly efficient dialyzers and growing number of dialysis patients in Japan count among the most important reasons for this production expansion.

1st Quarter

April



Scholarships awarded. More than 800 medical specialists from Latin America and the Caribbean meet in April in Costa Rica. Fresenius Medical Care is the meeting's main sponsor and awards, in cooperation with the Spanish Association of Nephrology, the "Fernando Valderrábano Scholarship." The prize money of Euro 6,000 goes to young Latin-American nephrologists who gain the opportunity to expand their knowledge of the dialysis area by visiting Spanish clinics.

May



Shareholders' meeting is held. On May 22, Fresenius Medical Care AG reports on fiscal year 2001. Our shareholders confirm the Management Board and the Supervisory Board and vote on the payment of dividends. On the next day, dividends are paid out in the amount of Euro 0.85 per common share and Euro 0.91 per preference share. Fresenius Medical Care pays an increased dividend for the fifth year in a row.

June


Zurück
Vor
Neu laden
Anfang
Gehe zu:
www.pdserve.de/
PDSERVE

Website launched. By putting www.pdserve.de online, Fresenius Medical Care's internationally valid PDServe™ concept is given a German edition. This concept, originally launched in 1997, is a comprehensive, innovative service with the goal of improving the quality of peritoneal dialysis treatment. Training and continuing education are important stepping stones for quality and growth in peritoneal dialysis.

2nd Quarter

July | August | September | October | November | December


genius
Fresenius Medical Care
11.02

System for acute dialysis introduced. From July 14-17, the Congress of European Dialysis and Transplant Association (EDTA) is held in the Danish capital city of Copenhagen. Several thousand experts visit a large number of symposia and specialist lectures and hotly discuss research and development results. Corporations present their latest developments. Fresenius Medical Care takes advantage of EDTA to bring the European specialist public closer to their new acute dialysis machine – GENIUS®.

Forecasted results revised. With the publication of the mid-year figures and the simultaneously published revision of forecasted after-tax results from $ 350 million to $ 300 million on July 30, Fresenius Medical Care's common share price falls to below Euro 30 per share in August 2002. Additional worries on legal issues cause the common share price to fall to a record low of Euro 20.60 on September 19.

multiFiltrate presented. The Congress of the European Dialysis and Transplant Nurses Association (EDTNA) is a complete success. The lively exchange of experiences on new therapy concepts in dialysis, on nutritional programs for patients, on necessary technical and social support takes place in The Hague, Netherlands. From September 20 – 23, Fresenius Medical Care uses this opportunity and presents its acute dialysis machine multiFiltrate.

Anniversary celebrated. The mother company Fresenius celebrates its 90th year on October 1. In 1912, the pharmacist Dr. Eduard Fresenius expanded his small pharmacy-laboratory in Frankfurt on Main to a small production operation for salves, lozenges, injection solutions and serological reagents. Today, Fresenius is a company that employs more than 60,000 people worldwide and generates a turnover of more than Euro 7.3 billion in 2001 – around 90% of it abroad. The largest subsidiary is Fresenius Medical Care.

Litigation settled. On November 29, Fresenius Medical Care announces it has reached an agreement in principle for the settlement of all the fraudulent conveyance claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. The company will stay within the reserve accrued in the fourth quarter of 2001. The stock market reacts immediately. Our stocks rise by approximately 30% within one day.

Training workshop opened. Apprentices receive a new "home" in St. Wendel, one of Fresenius Medical Care's most important production sites. The new training facility offers apprentices – whose numbers have continually increased in the past years – plenty of space and the opportunity to learn fundamental skills and to take on practical work and independent projects with increasing experience. More than 30 apprentices and interns are trained in St. Wendel each year.

3rd Quarter | 4th Quarter



Despite initial hopes, the year 2002 brought with it renewed turbulence for the international stock markets. Fresenius Medical Care can also look back on an eventful and varied year. Operational and legal challenges had considerable influence on the development of our shares. It was therefore necessary to confront these challenges with well-considered and decisive actions and to return our shares to a course of success.



Our Shares



02.02
03.02
04.02
05.02
06.02
07.02
08.02
09.02
10.02
11.02

Our Shares

Share Price Performance
January – December 2002


70 €
60 €
50 €
40 €
30 €
20 €
01.02
02.02
03.02
04.02
05.02
06.02
07.02
08.02
09.02
10.02
11.02
12.02
Ordinary Shares
Preference Shares

Relative Share Price Performance
January – December 2002


110%
100%
90%
80%
70%
60%
50%
40%
30%
01.02
02.02
03.02
04.02
05.02
06.02
07.02
08.02
09.02
10.02
11.02
12.02
Ordinary Shares
Preference Shares
Euro Stoxx 50
Dax

All of the itemized performance data and share prices in this chapter are based on Xetra-closing prices and compare the last trading day of the previous year with the last trading day of the fiscal year under review.

2002: Losses in the Stock Markets for the Third Year in a Row

The year 2002 at the stock markets was affected by a general downward trend. Results fell short of initial expectations.

Overall, the 2002 trading year can be summarized as a year of disappointed expectations at best. All important international financial markets suffered significant losses. Because of falling interest rates in the U.S. in 2001, as well as the significant tax cuts in the first half of 2002, the U.S. economy was able to quickly free itself from a recession phase. In Europe, economic growth rates declined throughout this time period, but there was no recession. This led to global stock markets showing an overall positive development in the first quarter of 2002. The Dow Jones reached its peak for the year on March 19, and at 10,635 points, was 5% above the close at the end of 2001.

The DAX also reached its high point for the year on March 19 with a gain of 6% to 5,463 points. Corporate financial scandals in the U.S. cut these positive developments abruptly short. The spectacular bankruptcies of large U.S. corporations such as Enron, Worldcom, or Tyco, unsettled the general sense of trust in stock markets on a global scale and led major stock markets in the world to a low point in July 2002 that had not been seen in years. Additionally, there was looming evidence that, against all expectations, there would be no economic recovery in the U.S. in the second half of the year, and that structural problems would remain unsolved in Europe, especially in Germany, France and Italy.

Stock markets reached year low in October.

Since September, increasing risks of a possible Iraq conflict with still incalculable consequences intensified the negative sentiment. Many indices recorded their absolute low point of the year on October 9, 2002. On this day, the Dow Jones closed at 7,286 points – a loss of 28% since the beginning of 2002. The DAX closed at 2,598 points, and the Dow Jones Euro Stoxx 50 closed at 2,150 points, losses of 50% and 44% respectively since the end of 2001. Stock markets around the world followed suit. The DAX ended the year 2002 with a total loss of 44% at 2,893 points. This was the worst loss since the founding of the index at the end of 1987. Both, the absolute magnitude of the DAX's third consecutive year of losses and the development of the German stock market compared to the international situation in 2002 have to be assessed as rather disappointing.

Stock markets worldwide 2002		Points		Change in %	
	Index	12/31/01	12/31/02	Local currency	in Euro
Country					
Euro zone	DJ Euro Stoxx 50	3,806	2,386	-37%	-37%
Germany	DAX	5,160	2,893	-44%	-44%
Germany	M-DAX	4,326	3,025	-30%	-30%
Great Britain	FTSE 100	5,217	3,940	-24%	-31%
Switzerland	Swiss Market	6,418	4,631	-28%	-27%
United States	Dow Jones	10,022	8,342	-17%	-30%
United States	NASDAQ 100	1,577	984	-38%	-48%
Japan	Nikkei 225	10,543	8,579	-19%	-23%

The DAX index, with a loss of 44% in 2002, was among those indices that declined the most worldwide. Measured in U.S. dollars, the Dow Jones Index experienced a loss of 17% during the same period. At least based on a calculation in Euro, an analysis showed that the trend, in comparison with the U.S., was less pronounced. Converted to Euros, the Dow Jones suffered a loss of 30% in 2002.

The climate of general uncertainty led to increased volatility over the years. Defensive stocks had lower losses in comparison.

Individual industries in the DAX gave a different picture of themselves. Stocks in the technology, media, telecommunications, bank and insurance industries suffered the most severe losses in 2002. Losses were comparatively small in stocks of defensive industries such as consumer goods, energy, and pharmaceuticals. In 2002, stock markets were marked by exceedingly high volatility with extreme highs and lows within a single trading day. In spite of some of these losses, 20 stocks were able to show a better performance than the DAX.

Development of Our Shares

Euro 72.80

High (April 10)

Fresenius Medical Care Ordinary Shares

Low (September 19)

Euro 20.60

Fresenius Medical Care stocks took a lateral course in the first four months of 2002. The release of the results for the first quarter of 2002 on April 30, 2002, marked the beginning of an unambiguous downward trend. The figures for the first quarter of 2002 were below general market expectations. After this point in time, our share prices traded at a 10% discount to the overall market (DAX). Up to the end of July 2002, the share price ran almost parallel to the DAX.

With the release of the mid-year results, Fresenius Medical Care reduced the earnings forecast for 2002 from $ 350 million after taxes to $ 300 million. The forecast adjustment had become necessary, as financial pressure caused by the implementation of the single-use dialyzers in our clinics in North America could not be made up for as quickly as had been expected.

Complex legal issues burdened the share price temporarily.

In addition there was a long running debate about asbestos injuries and lawsuits claimed by asbestos victims. You will find a detailed description of this very complex issue on pages 73 ff. in the financial part of this annual report. We would simply like to mention here that we had emphasized from the very beginning that the accrued reserves of the fourth quarter of 2001 in the amount of $ 265 million, would be sufficient to settle all the pending legal cases regarding this matter at that time. The mentioned fraudulent conveyance claims were accounted for from the beginning. The capital market did not consider this issue in a differentiated way and did not accept management's assessment at face value.

Euro 53.90

High (April 10)

Fresenius Medical Care Preference Shares

Low (September 23)

Euro 15.20

From August to the beginning of October, our shares traded temporarily by a discount of more than 30% compared to the DAX. On September 19, 2002, the ordinary shares hit its year low of Euro 20.6. Preference shares reached their year low on September 23, 2002 with Euro 15.2. Only after the release of the nine-month results, which lay within market expectations, the shares did recover from their low levels.

 Our Shares

Dramatic share price increase after agreement in principle end of November.

On November 29, 2002 we were able to announce an agreement in principle of the previously mentioned fraudulent conveyance claims much earlier than was generally expected. This settlement lay, as had been predicted by the company, within the scope of the accumulated reserves. The shares gained over 30% that day. In December, our shares were effected by the general negative trend in the capital market with a loss of 43% finishing the year at Euro 39.5 (ordinary shares) and Euro 28.7 (preference shares). Despite the revision of forecasted results and fears regarding the legal matters in the U.S. our stock ended up outperforming the DAX by 1%.

Relative share price development
January – December 2002


110%
100%
90%
80%
70%
60%
50%
40%
30%
Agreement in principle
1. Quarter 2002
Fiscal Year 2002
Annual General Meeting
3. Quarter 2002
2. Quarter 2002
01.02
02.02
03.02
04.02
05.02
06.02
07.02
08.02
09.02
10.02
11.02
12.02
Ordinary Shares
Dax

Our ordinary and preference shares are traded on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADS). Three ADS's represent one share. The ADS's are traded in U.S. dollars. The development of the price of the ADS is thereby fully coupled with the development of the ordinary and preference shares in Europe, where the fluctuating exchange rate between the Euro and the U.S. dollar have to be taken into consideration.


Share price development ADS
January – December 2002
22 $
20 $
18 $
16 $
14 $
12 $
10 $
8 $
6 $
01.02
02.02
03.02
04.02
05.02
06.02
07.02
08.02
09.02
10.02
11.02
12.02
ADS-Ordinary Shares
ADS-Preference Shares


+10%
Dividend payment
€ in millions
92
83
2002
2001

New Dividend Increase Recommended

For the sixth time in a row we will propose an increase in dividends to our shareholders. The dividends should be raised from Euro 0.85 to Euro 0.94 per ordinary share and from Euro 0.91 to Euro 1.00 per preference share. This corresponds to a respective increase of 10%. Based on the recommended dividends and on the executed closing price of Fresenius Medical Care stocks at the end of 2002, there is a rate of return on dividends of approximately 2.4% per ordinary share and 3.5% per preference share.

In total, dividends in the amount of Euro 92 million were paid in 2002. Based on earnings after taxes of $ 302 million before extraordinary item, the payout ratio remained unchanged from the previous year at 30%. We consider this increase in our dividends in spite of influences on earnings as absolutely appropriate, and express our trust in the development of the company's future earnings.


+10%
Dividend per ordinary share
in €
0.94
0.85
2002
2001


+10%
Dividend per preference share
in €
1.00
0.91
2002
2001

+23%


Earnings per ordinary share
in $
3.12
2.53
2002[1]
2001[2]

+23%


Earnings per preference share
in $
3.18
2.59
2002[1]
2001[2]

[1] Before extraordinary item
[2] Before special charge and related prior quarter expenses

Earnings Per Share

Earnings per share (EPS) was determined according to regulations set by US-GAAP on the basis of the weighted average number of outstanding shares. The profit per ordinary share is determined by the annual net profit less the preference amount of the preference shares, divided by the weighted average number of shares circulating throughout the fiscal year. In fiscal year 2002, there were, on average, 96.19 million shares issued. This is divided into 70 million ordinary shares and 26.19 million preference shares. Our company's preference shares have an advantage over the ordinary shares of Euro 0.06 per share. This preference dividend, representing a total volume of $ 1.57 million annualized, has to be subtracted from the annual net profit to determine earnings that are available in equal measure for all stock categories.

Based on the 2002 annual income before extraordinary loss of $ 302 million, earnings per ordinary share was $ 3.12, up from $ 2.53 in the previous year. In comparison, the previous year's results were adjusted for the special expenditures connected to the legal matters in the U.S. The determined advantage of Euro 0.06 has to be taken into consideration for the earnings per preference share.
For the preference shares, there is therefore an earnings per share of $ 3.18, up from $ 2.59 in 2001. Clear growth of 23% was in part the benefit of the loss of the goodwill deduction based on revised US-GAAP accounting standards.

Capital Structure

With our liquidity program regarding preference shares we significantly reduced the price gap to the ordinary shares.

The stock structure remained unchanged in 2002. In 2001, the liquidity of preference shares significantly increased, and the preference value of preference shares over ordinary shares was definitively reduced. 70 million ordinary shares and 26.19 million preference shares were outstanding in 2002. The number of free float ordinary shares lay at approximately 34.4 million shares. The free float of preference shares increased from 65% in 2001 to 100% in 2002. Until March 2, 2002 just under 9 million preference shares were under a lock-up period. In March 2000, these preference shares were issued and placed in the framework of a capital increase in kind for the acquisition of Franconia Acquisition LLC. We complied with our obligation to make these shares tradable after the lock-up period ended, so that since March 2002 the free float of the preference shares is at 100%.


Capital Structure
in %
Ordinary Shares
35.6 million
34.4 million
Preference Shares
26.2 million
0
10
20
30
40
50
60
70
80
90
100%
Fresenius AG
Free Float

Because preference shares have lower liquidity in comparison to ordinary shares and also possess no voting rights, they are traded lower compared to ordinary shares. In 2002, this price gap averaged 25% (30% in 2001) and was significantly reduced from the previous year. Part of the reason for the gap reduction was the successful liquidity program executed in 2000 and 2001. The free float of the preference shares is the equivalent of 76% of the free float of the ordinary shares.

The average daily trading volume was also stabilized at a high level in 2002 amounting to 54,000 shares of preference shares. This is equivalent to a volume eleven times higher than in 1999. The ordinary shares recorded a daily trading volume of 411,000 shares in 2002.

Ordinary Shares (Free Float)


8%
23%
31%
38%

Preference Shares (Free Float)


3%
10%
9%
78%


North America
Great Britain and Ireland
Europe
Germany

Shareholder Structure

At the beginning of 2003, we commissioned a study of our shareholder structure. Here, we can present its first results. A total of 100 institutional investors could be identified, accounting for approximately 40.7 million shares. Based on the free float of the outstanding shares, this accounts for an identification rate of over 82% of the ordinary shares, and approximately 72% of the preference shares. The results of our shareholder census fundamentally confirm our expectations. In order to pinpoint changes, this research must be repeated at least annually. Ordinary shares are predominantly held by shareholders in Great Britain, Ireland, and Germany, while shareholders of preference shares are mainly located in North America. It must be pointed out here that the 8.97 million preference shares of Franconia Acquisition LLC are registered in the U.S. Based on this analysis, we see potential in Asia-Pacific and the continental European region. In regions like France, Italy, Spain and Japan, our shares appear to be underrepresented for various reasons. We will keep these results in mind in the scope of our investor relations activities for 2003.

Investor Relations

The volatile stock market environment and negative sentiment on trading floors worldwide has led to an additional increase in demand for information from all market participants. In 2002, the information policies of the company became more visible to investors than in the past. In this way, negative reports and surprising information were "penalized" in the capital market. Even we experienced this in the summer of 2002, when we released mid-year results, at the same time as having to revise the 2002 earnings forecast.

Consistent investor communications. Openness, transparency, and responsibility characterize our information policy even in difficult times.

However, even such unpleasant events serve an open, transparent, and responsibly aware information policy. The market expects a company like Fresenius Medical Care to explicitly formulate and declare goals. If these goals deviate within a fiscal year, and if a revision of the forecast becomes necessary, it is the company's responsibility to regain the capital market's trust.

Our company also had to cope with an additional difficult task of pending U.S. legal matters in 2002. In this area, special challenges lay in comprehensibly demonstrating the exceedingly complex circumstances and the fluctuating number of possible scenarios. We would like to take this opportunity to thank all capital market participants for their understanding and suggestions. We see this as a confirmation of, as well as a valuable contribution to, our endeavor to continually refine our information policy.

Current company situation at all times completely, openly and in a timely manner.

In fiscal year 2002, we continued to maintain and intensify the close dialogue with our investors. Capital market communication holds a high significance in our company in any case, but has gained further acceptance. In an environment marked by volatility, insecurity and skepticism, an entirely transparent, open and comprehensive information policy is much in demand. In 2002, we informed our investors and potential shareholders about the current company situation at all times completely, openly and in a timely manner. For us, service remains a central impetus of our work. All information that is provided to the institutional customers such as investors and analyses via e-mail and fax is also available simultaneously on the Internet, so that private investors as well as potential shareholders can access all public company information. We have fulfilled the strict reporting guidelines of the American Security and Exchange Commission (SEC) since our founding, and report according to the US-GAAP internationally accepted financial accounting standards.

High level of our investor relations activities:
157 one-on-one interviews,
11 conferences and
15 roadshows

Again in 2002, financial analysts were able to receive detailed information at our conferences which we organize three times a year, both in Bad Homburg and in New York. Within the scope of our quarterly reporting, we offer an additional conference call each quarter, so that American investors can access the information on the same day. In principal, all capital market participants have the opportunity to follow conference call live online on our Internet site. Despite the high level of the previous year, we were able to further extend the contact with the capital market in 2002. Worldwide, more than 157 one-on-one interviews with investors and participation in 11 conferences are notable proof of our activities' breadth and intensity. In 2002 we organized 15 roadshows to present our company to numerous investment banks in North America as well as in Europe and Asia.
In addition to supporting institutional investors, direct and, in many cases, very personal contact with our private investors holds a very high significance for us. The percentage of participation of private investors in our stocks is significantly lower that at other DAX companies. This puts us in the position to take the time to be able to give individual and detailed responses.

Website expanded:


Investor Relations

www.fmc-ag.com

Over the course of the year we have continually expanded and augmented our information on the Internet at www.fmc-ag.com. On our Internet pages, we report additionally on the extensive topic of corporate governance and we also provide all data and documents related to the shareholders' meeting to our investors and potential shareholders. The shareholders' meeting in 2002 was also an ideal platform for the information exchange between management and the shareholders.

We also expanded our supply of detailed company information in 2002. On our website's investor relations page, there is a plethora of detailed information relevant to the capital market, which can be downloaded on demand. We consider the constantly increasing number of visitors to our website and its offerings an acknowledgment of the success of our work. More than 8.0 million page impressions show how intensively this medium is used. We want to further encourage our shareholders to use our website's e-mail function to send us suggestions and questions. We hope that we were – again – able to answer questions to your satisfaction in 2002. Our goal is to go online with a German website in 2003, and to implement several new service functions.

Corporate Governance

In February 2002, the German Corporate Governance Code was adopted by the Governance Commission put in place by the Federal Justice Ministry. The term "corporate governance" encompasses a very broad and internationally accepted understanding of the basic definitions as well as the special general conditions for the structure and for the processes of management, administration and supervision of companies. With this code, the rules exercised for corporate management and supervision should become more transparent for investors worldwide. The predominant number of regulations, recommendations and suggestions in the code have been a permanent part of our corporate management for years.

www.corporate-governance-code.de

In December 2002 the Management Boarsd and the Board of Directors of Fresenius Medical Care AG issued the first statement in accordance with §161 of the German Stock Corporation Act, and released it on the Internet on the company website. This statement complies with the recommendation of the Governance Commission of the German Corporate Governance Code with the following exception:

Code Cipher 5.4.5, Paragraph 2, Sentence 1
"Compensation of the Board of Directors"

According to the German Corporate Governance Code, members of the Supervisory Board shall receive fixed as well as performance-related compensation. This performance-related compensation should also be based on long-term components of company success.

Fresenius Medical Care AG does not pay any performance-related compensation to the members of the Supervisory Board in addition to the annual fixed compensation. At the moment it is not planned to deviate from this compensation method.

We openly and proactively face the continuously shifting demands of the international capital market. Because our company is also listed on the New York Stock Exchange, we were among the early adopters of the so-called Sarbanes-Oxley Act in the USA. This deals with a law to promote the improvement of financial reporting of those domestic and international companies listed in the U.S. and rules for expedited disclosure of the business figures. For us, the listing in foreign capital markets means that a company has to meet other international demands as well. Meanwhile it should be acceptable to ask questions about the limits of transparency.

Shareholder Value

Our goal is to maximize company value. Our way to achieve this is to consistently align with our core competencies.

Shareholder value or value-oriented management is a management concept that supports the philosophy of increasing and maximizing the continual long-term and sustainable value for a company shareholder.

Several important basic factors that contribute to an increase in company value are the cost leadership and differentiation, organizational processes, strategic innovations, the compensation of employees, and the optimization of the capital structure. Our control systems in the company create transparency both internally as well as for external reporting. Because we have concentrated on the following points during fiscal year 2002, a long-term increase in company value has been promoted.

Maximizing company value is the highest goal of the company through focusing on our core competencies:

- Setting global standards for increasing sales and the freely available cash flow,
- Introduction of company-wide, uniform performance criteria for all of our investments, to allow for compliance with our minimum standards,
- Definition and implementation of strategies and innovations that deliver the greatest potential for reaching valorization,
- Maintenance of our regional performance measurement system, and efficiency bonuses for management,
- Improvement of the medical treatment results to secure future growth.

Key Share Data

		2002		2001	
		Ordinary	Preference	Ordinary	Preference
Number of Shares (no-par value)[1]	million	70	26.19	70	26.18
Share price (Xetra)					
high	€	72.8	53.9	92.9	66
low	€	20.6	15.2	66.8	46
year-end	€	39.5	28.7	69.5	51.8
Average daily trading volume		**411,000**	**54,340**	**225,365**	**54,935**
ADS Share price (NYSE)					
high	$	21.5	15.7	28.3	19.6
low	$	7.01	4.9	19.8	14
year-end	$	13.8	9.8	20.1	14.6
Market Capitalization	€ bn	**3.52**		**6.22**	
Dax Ranking					
Position		12/30/2002		12/28/2001	
Turnover		29		25	
Market Capitalization[2]		30		26	
Weight in Dax		0.46%		0.84%	

Frankfurt Stock Exchange (FSE)			
Ticker Symbol		FME	FME3
Security Codes	WKN	578 580	578 583
	ISIN	DE 0005785802	DE 0005785836

New York Stock Exchange (NYSE), ADS		
Ticker Symbol	FMS	FMS-P
CUSIP No.	358029106	358029205

[1] As of August 30, 1999; before nominal value DM 5.
[2] Only the free float of one class of shares is considered for calculation of market capitalization for the DAX ranking.




A successful company is the result of excellent teamwork. Optimal interchange among participants and interlocking initiatives are crucial to making Fresenius Medical Care what we are – a world market leader in dialysis. We overcame many challenges in fiscal year 2002; additional new tasks lie ahead. We want to and will face them with unified forces and success.






Fiscal Year 2002

Revenue $ 5,084 million


Dialysis Products 27%
Dialysis Services 73%
112,200 patients
1,480 clinics
16.4 million treatments

North America


Products 12%
Services 88%

	2002	2001
Revenue ($ m)	3,747	3,602
EBITDA ($ m)	630	693
Capital expenditure ($ m) (gross)	130	138
Employees (full-time equivalents)	26,489	26,352
Patients treated (year-end)	79,600	76,600
Number of clinics (year-end)	1,080	1,030
Number of treatments (m)	11.6	11.1

International


Products 69%
Services 31%

	2002	2001
Revenue ($ m)	1,337	1,257
EBITDA ($ m)	292	292
Capital expenditure ($ m) (gross)	109	137
Employees (full-time equivalents)	12,775	10,979
Patients treated (year-end)	32,600	29,230
Number of clinics (year-end)	400	370
Number of treatments (m)	4.8	4.1

Economic Environment

Overall economic development

After an economically weak year in 2001, the worldwide economic outlook improved only slightly in the fiscal year 2002. While a significant increase in economic growth could be expected in the spring of 2002, world production increased only slowly in the second half of the year. The global economy entered a renewed slump in summer 2002. The main forces behind this again unfavorable development are political instabilities caused by the ongoing Iraq conflict and the correspondingly high crude oil prices as well as dips in the worldwide stock markets in summer 2002. Accompanied by a decrease in private consumption and a hesitance to invest, a growth of 2.5% in the global economy could be expected in 2002 according to the recasts of the Economic Research Institute (Ifo). This is, however, 0.3% higher than the value of the previous year's 2.2%.

While no economic change in trend could be introduced in the area of the European currency "Euro", an upswing was experienced especially in Asia with the exception of Japan. The situation in Latin America remained critical, where a signififcant decrease of the gross domestic product was assumed, based on multiple financial problems. In the Asian area, the newly industrialized countries in Eastern Asia and especially China managed to escape global economic developments and to register significant increases in the gross domestic product.

Europe

Europe's economic trend was not unified: low growth rates in the Euro zone, above average results in Central and Eastern Europe.

Significant variations in economic development occurred within Europe. The Ifo-Institute assumes a growth of approx. 0.8% for the Euro zone, lower than the 1.5% rate registered in 2001. While Spain and the Scandinavian countries developed at an above-average rate, the anticipated upswing did not occur in Germany, the largest single European market. At 0.2% growth, the German gross domestic product laid near the low end of European growth rates. Influencing factors were tense situations in public funds, and rising unemployment. From the proposed reduction in interest rates in the Euro zone, hardly any impulses were noticeable in economic growth.

Positive economic developments could be observed in the Central and Eastern European countries outside the European Union. Baltic countries like Estonia and Lithuania did especially well. Here, the rise in real salaries and private consumption as well as relatively low inflation rates were the main factors in this area.

United States

In spring of 2002, economic indicators promised a strong rise in economic development, driven by the numerous decreases in the interest rate in 2001. But the forecast changed in summer 2002. Despite the very aggressive interest-lowering politics, no convincing, long-term sustainable upswing in the economy occurred in the U.S. in 2002. The gross domestic product in the U.S. rose by 2.5%, well over the value of 0.3% reached in 2001. Still, the economic growth even here was significantly behind growth rates of more than 4% usual in the 90s.

Reluctant consumption and high trade deficit of the U.S. superpose the low interest rate.

With November's interest rate reduction, the only one in 2002, the prime interest rate lies at 1.25% and is at its lowest point in more than ten years. At this interest level, the American Federal Reserve bank has more strongly limited its latitude for possible further decreases in interest rates and its own ability to move. The continuing negative trend in the stock and financial markets as well as declines in consumer confidence due to the Iraq conflict also had consequences of weak economic development in the U.S. The continuing negative export contribution as well as hesitant private investing activities had additional influence on the weak development of the American economy. While in the U.S. it did not come to the often-dreaded recession, a stable U.S. economy is not yet within sight.

Latin America

Political and economic uncertainties coined the year 2002 in Latin America.

The economic situation in Latin American countries remained difficult in 2002. The lasting recession in the first half of 2002 was intensified by political uncertainty as well as strong currency devaluations, considerable inflation rates, high interest rates and capital drains. In addition to Argentina, whose currency was devalued by 70% against the U.S. dollar compared to the previous year, Brazil and other Latin American countries also confronted economic challenges. Only Mexico could avoid this negative trend through its economic recovery and the close connection to the U.S. economy.

Asia

The light of Asia – positive economic data from China and Southeast Asia.

While Asian countries experienced clear economic weakness in 2001, in the year covered by this report, positive growth numbers – caused by rising domestic demand and improved export opportunities – could be registered. With 5.8% growth (excluding Japan) the Asian macroeconomies could undock from the global economy and fare significantly better than the international average. China was again the leader in economic development and raised its gross domestic product by 8.0% – significantly higher than its neighboring countries. This development was supported through direct investments that were again repeatedly put into effect here. Japan remained the exception. Economic hurdles were not cleared even in 2001; in 2002 the Ifo-Institute predicts zero growth for the Japanese gross domestic product. With sustained sinking price levels, the Japanese economy remains in a deep structural crisis.

Outlook

Economic growth development in the U.S. – decisive factor for worldwide growth.

The forecast for the global economic development is presently characterized by the imponderability of the global security situation through the brewing Iraq conflict. The results of this conflict and its effects on the U.S. economy will be of very high importance for the economic development of the global economy in 2003. Here, only small impulses will come from the U.S. economic and financial politics. An extensive tax reduction program at the beginning of 2003 and the low prime interest level already provide good basic short-term conditions. Insecurity continues to negatively affect the U.S. balance sheet. As the U.S. imports nearly 50% more goods than they export, the country is dependent upon massive capital inflow. According to the Ifo-Institute, a rise of 2.5% in the real gross domestic product is predicted for the current year.

In Europe, essential growth impulses come from exports. Here, the economic recovery of consumer countries – the U.S., for example – and the newly industrialized Asian countries play an essential role. In comparison to increasing exports, restrained growth in imports reaffirms increases trade surplus. Only if the economic perspective brightens will private consumption expand more quickly compared against 2002s only slight increase in real wages and insubstantially declining savings ratio. Economic growth in 2003 will remain 1.5% behind that of the U.S. according to Ifo-Institute's forecast.

Positive trends in emerging markets like China are likely to continue.

In Japan, the economy could tend toward a slow recuperation in 2003 despite strong fluctuations. According to Ifo-Institute's forecasts, the tangible gross national product in 2003 should recover to 1.25%, after it remained at -0.2% in 2002, a figure similar to that of the previous year. Here, exports will become an even more important driving force. They will be presumably stimulated by slow-growing world economy in general, and by the increasingly lively demand from newly industrialized Asian countries. While domestic demand will not noticeably increase, exports will increase with an improvement in the world economy. In China, reforms and modernizations steadily increase domestic demand. Predictions place economic growth approximately on par with the previous year' s 8%.

Economic perspectives in Latin America remain coined by uncertainties.

After the crisis year 2002, the economic perspectives for Latin America were marked by strong uncertainty. In the last months of 2002, however, there were more indications of a slight economic stabilization in Latin America. Supported by extensive loans from the IMF (International Monetary Fund) to Brazil and Uruguay, the perspective for 2003 lightened up a bit. Should the positive trend in the economic recovery in Brazil continue, the entire Latin American region should profit. The contrasting rise in industrial production in Argentina gives reason to hope for a slight economic recovery in 2003. With the reformation of federal finances, the country still faces significant challenges. According to the Ifo-Institute, the real gross domestic product in Latin America should expand by almost 2% in 2003.

The Dialysis Market

The scope of chronic kidney failure

Chronic kidney failure rates in industrialized countries: Moderate growth at high levels – strong growth potential in newly industrialized countries.

At the end of 2002, the number of patients suffering from terminal kidney failure had reached approximately 1.5 million. Of these patients, more than 1.2 million receive dialysis treatment in the form of haemodialysis or peritoneal dialysis. More than 350,000 kidney patients live with a donated kidney. The increase in the number of patients in 2002 corresponds to the expected annual growth forecast of 6-7% made in last year's report. Fresenius Medical Care expects average growth at a similar rate for the upcoming fiscal year as well, with significant and apparent regional differences. While a below-average increase in the number of patients is to be expected in the U.S., Western and Central Europe, and Japan – which are areas with already high levels of terminal kidney failure – growth rates in economically weaker regions advance at well above-average levels.

Prevalence = patients with terminal kidney failure per million population.

Globally, the prevalence (in other words the occurrence of terminal kidney failure) lies within a highly variable range of less than 10 to more than 1,800 patients per million population (p.m.p). Ninety-seven percent of these patients are treated in only 60 countries. Analyzing these 60 countries with regard to their economies using the gross national product per capita as a reference, three categories can be established. The 20 countries with the highest economic performance as for example the U.S., Japan and Germany show an average prevalence of approximately 1,100 p.m.p., while in none of these countries the prevalence is lower than 600 p.m.p. An average prevalence of approximately

400 p.m.p. can be determined in the 20 countries with moderate economic performance, while the rate of kidney failure occurrence lies at approximately 60 p.m.p. in the countries on the lowest levels of the economic spectrum.

Worldwide, 1.2 million patients receive dialysis treatment. The potential lies significantly higher.

The low prevalence rate of chronic kidney failure in the economically weaker countries allows the assumption that – genetic and demographic factors aside – the occurrence of high blood pressure, diabetes, different nutritional habits, and especially the accessibility to dialysis treatment play a significant role in the prevalence of chronic kidney failure. Accessibility is to some extent still clearly limited in countries with moderate and low-level economic performance. This is presently still clearly limited in countries with moderate or low economic power per capita such as Poland or China.

With a hypothetical base prevalence of 600 p.m.p. in newly-industrialized and developing countries, there is a potential of approximately 4 million of terminal kidney failure patients worldwide who would require treatment for their disease. This is evidence of the immense growth potential of the market and indicates that a future continuing increase in the number of patients can be taken into account.

Patient populations are shifting over the long-term: high growth rates in the newly-industrialized and developing countries.

Consequently, the highest growth rates are presently registered in newly industrialized countries. Here, regional characteristics play a minor role. For example, in 1980, Chile was among the below-average countries with a prevalence of less than 15 p.m.p. This picture has changed over the course of the past 20 years. The prevalence now lies at 700 p.m.p in this country, which represents a rate nearly twice as high as the regional average. This tendency is also evident in South Korea: while only approximately 10,000 patients were discovered in 1992, the number of patients in the past decade has risen by an average of 13% per year to approximately 35,000 patients in 2002.

Patient populations will geographically redistribute over the long term if current trends continue. These trends will lead to moderate patient population growth rates of 3 to 6% in areas like the U.S., Japan or Germany and other industrialized countries, that have traditionally long provided full access to dialysis treatment. Developing and newly-industrialized countries, where access to dialysis treatment has gradually increased, show annual growth rates of more than 10%. The enormous potential of the entire spectrum of dialysis services and products is obvious here, as more than 80% of the world population belong to this group.

Terminal kidney failure: One disease – three therapy options.


Solution Bag
Peritoneum
PD-System
Catheter
Connector
Drainage Bag
Peritoneal Dialysis Solution

Scheme of peritoneal dialysis


Anticoagulant
Blood Pump
Arterial Pressure
Dialysis Fluid Pump
From the Patient
Dialyzer
Outlet
Water
Balancing Chamber
Venous Pressure
Ultrasonic Air Detector
Heater
Concentrate Pump
Bloodlines
To the Patient
Concentrate

Scheme of haemodialysis

Treatment methods

In a global comparison of treatment methods, haemodialysis is dominant. More than 89% of the 1.2 million dialysis patients were treated with this method in 2002. Haemodialysis is the predominant treatment method in all countries except Mexico, whose dialysis clinics have insufficient capacities. Besides Mexico, only countries like the Republic of Korea and Great Britain treat a high percentage of patients with peritoneal dialysis. This confirmation of the preceding years' developments allows us to expect continuing dynamic growth in haemodialysis performed in dialysis clinics. In comparison: The number of patients that underwent peritoneal dialysis rose by 5% in 2002. The number of haemodialysis patients rose by approx. 7% in the same time frame.

Beside these two dialysis therapies, the third option in treating patients with terminal kidney failure is kidney transplant. As in past years, the very limited number of donated organs worldwide has led to increased numbers of patients on transplant waiting lists.

Even xenotransplants – the provision of organs from animal donors – will not, in our opinion, lead to any change in this trend in the near future. Because of its numerous problem areas, it does not represent a true alternative to the known and much safer treatment modalities. Among the difficulties of xenotransplantation are, for example, the uncontrollable transfer of genetic information from animal donors to humans, the transfer of DNA-modifying retroviruses as well as unknown variables regarding the suppression of immune reactions in the body and organ rejection.

Public or privately organized dialysis: It depends on the political framework.


Europe
60%
Public sector
U.S.
67%
Private sector
Japan
75%
Private Nephrologists

Dialysis Centers

Considered globally, the majority of haemodialysis patients are treated in more than 20,000 dialysis centers. On average, 50 patients undergo haemodialysis per center. Fifty-three percent of these dialysis centers are run by the private sector and originated primarily in nephrologist practices and privately organized centers. The remaining 47% are operated by the public sector.

Clear differences exist in the organizational structure in dialysis center operations, depending on whether a country's health system is predominantly private or public.

While 60% of the approximately 3,300 dialysis centers in the European Union are operated by the public or nonprofit sector, the private sector dominates dialysis center management in the U.S. Approximately 67% of all existing dialysis centers are run by private organizations. In contrast, in Japan which, with 220,000 dialysis patients, is the second-largest market after the U.S. private organizations are presently not allowed to operate dialysis clinics. Here, private nephrologists run the majority (75%) of dialysis centers.

Fresenius Medical Care: Top on the list of global players in the dialysis market.

Dialysis Industry

The three largest corporations in the field of dialysis products hold a world-wide market share of 70%. The ten largest companies hold a combined market share of approximately 95% of all sold dialysis products. Besides the world market leader Fresenius Medical Care AG – with a market share of more than 25% – two additional top ten companies have their headquarters in Europe. One is located in the U.S., the remaining six are in Japan. The majority of the top ten companies have been active in the dialysis field since the 1960s; none was founded after 1980. These companies are therefore able to look back on more than 20 years of experience in the dialysis field. This allows the assumption that technological knowledge based on long years of experience is one of the most important prerequisites in being effective in today's dialysis market.

New challenges in dialysis – new chances for Fresenius Medical Care.

Dialysis companies face numerous chances and challenges, independent of whether they are active on a global, regional or local level. These include the health sector's increasing privatization, increased growth chances for privately organized firms, and the introduction of disease state management programs.

Cost pressure, quality of life, competition: challenges that provide incentives to our firm.

Dialysis Reimbursement Systems

The presently most common reimbursement procedure provides remuneration for each individual dialysis treatment, while disease state management programs reimburse a flat rate per patient. Together with medical personnel and their patients, the companies determine, depending on medical criteria, the best possible form of treatment. With this comprehensive therapy concept, costly hospital stays can be avoided and burdens lifted from the health insurance system. Everyone involved gains flexibility in reaching a higher quality level regarding the patient's treatment while at the same time developing a higher level of responsibility regarding its cost. When it comes to the introduction of disease state management programs there are still distinct regional differences to be recognized. While very advanced pilot projects or initial comprehensive programs have been initiated in the U.S. and Switzerland, only reluctant first steps are being taken in Germany to reduce costs using the disease state management process.

Dialysis providers have been facing increasing pressure caused by soaring costs for quite some time. At the same time this pressure – combined with improved treatment standards benefiting patients – should reduce costs for existing health systems. Under these conditions, low production costs as well as high treatment quality and the ability to be innovative are the deciding factors for success for market participants.

Vertically integrated providers like Fresenius Medical Care, which offer not only the entire product spectrum in the dialysis area but also offer high quality treatment in dialysis centers worldwide, have the best chances to maintain their status in the current and future dialysis market and expand their market position even further.

Business Development 2002

Revised targets reached: More than $ 300 million earnings after tax, revenue increase of 6% to more than $ 5 billion.

In 2002, operations were influenced by various encumbering factors. In the dialysis business in North America, there were delays in expected cost savings through the introduction of our *Ultra*Care™ Program, and the related implementation of our single-use dialyzers (for more information see section North America – Dialysis Services pp. 79). Additionally, a temporary reduced level of revenue growth was caused by stationary optimization of the outflow structure within our dialysis clinics. Business development outside of North America (International Segment) was marked by devaluation of exchange rates, as well as by the economic downturn in Latin America. These factors have led us to revise our 2002 forecast with the announcement of the mid-year figures from July 2002. Within the framework of the new forecast, we expected an increase in revenues, adjusted for exchange rates of 6%, after 8% for the year 2001. Earnings after taxes were reduced from $ 350 million to $ 300 million. This new forecast was adhered to with the release of the cumulative results for 2002 in February 2003. Several other financial goals, specifically cash flow, were definitively exceeded.

Revenue

Revenue: 6%
Organic growth: 5%
Acquisitions: 1%

Revenues increased in 2002 by 5% to $ 5,084 million. When adjusted for currency fluctuations, this translates to a 6% revenue growth. This increase met the forecasted growth exactly. Revenue in 2002 was primarily based on organic growth of 5%. Acquisitions accounted for 1% of growth. The split in revenues between North America and International remained the same in 2002. About 74% of revenues were generated in North America. Revenues were increased here by 4% to $ 3,747 million. The International Segment grew a total of 6% to $ 1,337 million, thereby accounting for 26% of total revenues. Adjusted for exchange rate fluctuations, growth in the international area amounted to 12%.


Revenue by Region
Total $ 5,084 million
Europe/Middle East/Africa 18%
$ 920 million
North America 74%
$ 3,747 million
Asia-Pacific 5%
$ 268 million
Latin America 3%
$ 149 million


Revenue Breakdown
$ in millions
North America
3,293
454
Dialysis Services
Dialysis Products


Revenue Breakdown
$ in millions
International
416
921
Dialysis Services
Dialysis Products

In the International Segment, business volume was slightly deferred due to strong fluctuations in the values of various currencies. Europe (including Africa and the Middle East) and Asia-Pacific were able to slightly increase business volume. In Europe, revenues grew 15% (9% adjusted for exchange rate fluctuations). Accordingly, the portion of revenue increased in 2002 to 18% of total revenues, up from 17% in the previous year. The Asia-Pacific region was able to, as it had in previous years, hold onto its strong growth in 2002. Revenues grew 25% in this region (26% adjusted for exchange rate fluctuations). The portion of total revenues increased from 4% in the previous year to 5% in 2002. The various exchange rate fluctuations in this region (e.g. appreciation of the Korean Won and Australian Dollar, depreciation of the Yen) compensated for each other so that the impact remained low. The portion of total revenues of Latin America fell from 5% to 3%. Currency devaluation against the U.S. dollar in nearly all Latin American countries (e.g. Argentinean Peso, Brazilian Real, Columbian Peso, Venezuelan Bolivar), as well as severe economic downturns, are the primary reasons. Therefore there was a computed decrease in revenues of 39% in this region. A consideration of constant exchange rates, however, shows that the operating volume in the Latin American region has remained satisfactory, despite all the turbulence experienced by our corporation. When adjusted for exchange rate fluctuations, an 11% increase in revenues could be realized.

Based on our strategy of vertical integration, Fresenius Medical Care is active in two segments: dialysis services and dialysis products. In North America, dialysis services dominate the segment, accounting for 88% of revenues there (2001: 87%). In the International area, the dialysis products dominate the segment with revenues of 69% (2001: 66%).

In the dialysis services segment, the main activity is in the operation of 1,480 dialysis clinics worldwide, where we care for and treat over 112,200 dialysis patients. This accounts for an increase of 6% over the previous year in the number of clinics as well as in the number of patients. In 2002, 7% more dialysis treatments – 16.4 million – were conducted than in the previous year.

The dialysis services segment can show an overall increase in revenues of over 4% in 2002 to $ 3,709 million, accounting for approximately 73% of total revenue unchanged like in the previous year. This computes to an increase of 7% when adjusted for exchange rate fluctuations. This increase is based on organic growth of 6%, and a 1% contribution through acquisitions. Revenues could be increased 6% to $ 1,375 million with dialysis products. This computes to an increase of 4% when adjusted for exchange rate fluctuations.

Earnings

U.S.-GAAP:
New accounting standard introduced on January 1, 2002.

The accounting figures for 2002 are reported according to the US-GAAP Statement of Financial Accounting Standards No. 142, introduced on January 1, 2002. This includes the treatment of goodwill and other intangible assets. According to these rules, goodwill and other intangible assets can no longer be amortized over the maximum 40-year asset amortization range, but must be submitted to a so-called annual impairement test. The result is no longer amortized. Strains on operating profit can result if a devaluation requisition occurs as a result of the impairement test. The impairement tests undertaken in 2002 have confirmed the value of goodwill as well as of the intangible assets.

To compare the figures for 2002 with the same period in the previous year, the figures from 2001 have been adjusted to the new accounting standards and have been summarized in the following table. Furthermore, it must be taken into account that the results from fiscal year 2001 were burdened by special expenditures for the U.S. legal proceedings from the 1996 purchase of National Medical Care (NMC) amounting to a total of $ 265 million ($ 181 million after taxes). In order to compare the resulting figures from both years, the results from 2001 have been itemized without these special expenditures.

Impact of new accounting rules for Goodwill amortization
$ in millions

	2002	2001 Excluding special charge[1] adjusted for Goodwill amortization	2001 Excluding special charge[1] as reported	2001 Including special charge[1] as reported
EBIT	695	765	644	379
Income before extraordinary loss	302	347	245	63
Net income	290	347	245	63

[1] Special charge for 1996 merger related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses of $ 7 million ($ 4 million, net of taxes)

EBIT + 8% and EBIT margin at 13.7%.

The operating Earnings Before Interest and Taxes (EBIT) grew 8% in 2002 to $ 695 million. This corresponds to an EBIT margin of 13.7% compared to 13.3% in the previous year. If the figures from the previous year are adjusted according to the previously mentioned accounting standards (goodwill amortization), the EBIT margin in 2001 was actually 15.7%. The main components of the falling margin were expenses related to the implementation of our *Ultra*Care™ program in North America, the financial crisis in Latin America, an increase in prices for the EPO medication, and higher cumulative value adjustments on accounts receivable. After taking the interest results in the amount of $ 207 million into account, and a renewed significantly lowered effective tax rate in the amount of 37.5%, the results after taxes increased by 23% before extraordinary expenditures and special charge in 2001 to $ 302 million. The decline in the effective tax rate in 2002 was a result of the loss of the no longer deductible goodwill amortization. On the basis of the nearly unchanged number of average outstanding shares from the previous year in the amount of $ 96.2 million, earnings per share (EPS) of ordinary shares increased 23% before extraordinary expenditures and special charge in 2001 to $ 3.12 per share up from $ 2.53 in 2001.

In February 2002, there was an early redemption of Trust-Preferred Securities with a cumulative value of $ 360 million. Exercising the repurchase option resulted in an extraordinary windfall in the amount of $ 20 million ($ 12 million after taxes), and will lead to interest savings in the following year. Considering this extraordinary expenditure, annual net income amounted to $ 290 million.

Abbreviated Statement of Earnings $ in millions	2002	2001[1]	Change
Net revenue	5,084	4,859	5%
Cost of revenue	3,428	3,220	6%
Gross profit	**1,656**	**1,639**	1%
in % of revenue	32.6	33.7	
Operating income	**695**	**644**	8%
Interest (net)	207	223	-7%
Earnings before income taxes	**488**	**421**	16%
Income before extraordinary loss	**302**	**245**	23%
Extraordinary loss	12	0	
Net income	**290**	**245**	19%

[1] Excluding special charge for 1996 merger related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses of $ 7 million ($ 4 million, net of taxes)

Cash Flow

Reduced number of days sales outstanding improved the cash flow significantly. Also an important goal for 2003.

Cash flow from business operations increased 30% in 2002 to $ 550 million (2001: $ 424 million), significantly exceeding the company's estimation. This exceedingly positive development can be attributed above all to reduced days sales outstanding (DSO), especially in North America. The DSO were reduced in North America from 87 days at the end of 2001 to 81 days at the end of 2002. The developments in the international area are even more impressive. There, the DSO were reduced during this time period from 151 days to 137 days, and this in spite of the background of difficult economic developments in Latin America. In total, the company was able to reduce its DSO by 8 days over the previous year, to 96 days. Again in 2003, we will work toward a further reduction of DSO worldwide.

The acquisition strategy is aligned with a restrained policy of organic growth.

The outflow of funds for investments accounted for $ 201 million, significantly less than the $ 251 million from the previous year. Investments in fixed assets as a portion of total revenues fell in 2002 to 3.9% from 5.2% in the previous year. In 2002, the funds were used mainly to modernize existing dialysis clinics and open new clinics. Additionally, we invested in the expansion of our production capacity in North America, Germany, France, Italy, Mexico, and Brazil. In total, 52% of the funds were used for expansion measures. The remaining 48% were used for maintenance.


Capital Expenditure by Region (net)
Total $ 201 million
Europe/Middle East/Africa 33%
Asia-Pacific 5%
Latin America 13%
North America 49%


Operating Cash Flow and Capital Expenditure
$ in millions
2002
550
201
2001
424
251
Operating Cash Flow
Capital Expenditure

In the fiscal year 2002, expenditures for acquisitions amounted to $ 80 million, a figure lying below the forecasted $ 100 million. In the previous year, acquisitions volume accounted for $ 217 million. The entire outflow of funds from investment activities decreased from $ 468 million in 2001 to $ 281 million in 2002. This marked difference can above all be attributed to the fact that our company predominantly will concentrate on organic (internal) growth over the next years. For 2003, we are planning on investments in fixed assets of $ 220 million and expenditures for acquisitions should be under $ 100 million, as in 2002.

The free cash flow, defined as cash flow from the operating business minus investments in fixed assets, grew an excellent 101% to $ 349 million (2001: $ 173 million). $ 77 million of this free cash flow was used for payment of dividends, of which $ 49 million was paid to our shareholders. Dividends in the amount of $ 28 million were paid to Fresenius AG, our parent company and majority shareholder. Fresenius AG holds 50.8% of the ordinary shares of Fresenius Medical Care AG. The remaining free cash flow was used to finance our acquisitions and reduce debt.

Abbreviated Statement of Cash Flow, $ in millions	2002	2001	Change
Cash at the beginning of the year	62	65	-5%
Cash from operating activities	550	424	30%
Cash used in investing activities	-281	-468	-40%
Cash from financing activities	-265	43	-716%
Effect of exchange rate changes on cash	0	-3	-100%
Cash at the end of the year	65	62	5%
Free cash flow	349	173	101%


Assets
2002
2001
73%
73%
8%
8%
14%
14%
5%
5%
$ 6,780 million
$ 6,516 million
Non-current Assets
Accounts receivable
Other current assets
Inventories


Equity and Liabilities
2002
2001
41%
40%
40%
39%
19%
21%
$ 6,780 million
$ 6,516 million
Shareholders' equity
Current liabilities
Non-current liabilities

Solid Structure of the Balance Sheet

Assets accounted for $ 6.78 billion (2001: $ 6.52 billion) and include company value in the amount of $ 3.2 billion, of which approximately $ 2.14 billion is attributed to the establishment of Fresenius Medical Care AG in 1996. Working capital fell slightly from $ 897 million in 2001 to $ 871 million in 2002. This is mainly due to the improved repayments on accounts payable during an increase in revenues. On December 31, 2002, accounts payable were $ 3.97 billion compared to $ 3.90 billion at the end of 2001.

The free cash flow in the amount of $ 349 million was used for dividend payments in the amount of $ 77 million, as well as for financing our acquisitions. The remaining $ 192 million served to reduce our financial liabilities. Because of the appreciation of the Euro against the U.S. dollar, the liabilities denominated in Euro are assessed conditionally higher in the balance sheet, so that the net reduction of our financial liabilities was $ 50 million.

The equity to assets ratio improved 1% in 2002 to 41%. This improvement is fundamentally based on the annual earnings gained in 2002 minus dividends paid in 2001.

Value Added Statement $ in millions	2002[1]		2001[2]	
Creation				
Company output	5,114	100%	4,878	100%
Materials and services purchased	(2,638)	52%	(2,445)	50%
Gross value added	2,476	48%	2,433	50%
Depreciation and amortization	(211)	4%	(324)	7%
Net value added	2,265	44%	2,109	43%
Distribution[3]				
Employees	1,552	69%	1,451	69%
Government	183	8%	175	8%
Lenders	225	10%	237	11%
Shareholders & minority interest holders	103	4%	74	4%
Earnings retention	202	9%	172	8%
Net value added	2,265	100%	2,109	100%

[1] Before extraordinary loss
[2] Excluding special charge for 1996 merger-related legal matters and related prior quarter expenses
[3] Assuming that the proposal for the allocation of profits for 2002 is accepted

Purchasing and Logistics

Purchasing – with Fresenius Medical Care a continual optimizing process whose successes you can count on.

Modern purchasing management is an essential factor in our corporate success. The efficiency of the purchasing process as well as the quality and security of the procured materials are at the center of our activities. As a corporation whose products and services provide the best-possible therapies, the use of high-grade material is of key importance in meeting our quality demands in dialysis. This way, the purchasing process already fulfills the prerequisites to operate successfully in the global dialysis market.

By implementing efficient purchasing methods, we are in a position to secure cost-conscious supply of all corporate divisions. Our internationally operating Purchasing Consulting Center ("PCC") is the coordination and contact center. PCC organizes purchasing and also executes extensive quality and security controls of procured products. Through close cooperation with suppliers, it assures constant high manufacturing and delivery quality of the procured products and services.

The integration of the North American and the Asian business units optimizes purchasing processes globally.

Optimization of the purchasing process was diligently continued in the previous fiscal year: Here, we integrated the supply needs of the North American and Asian-Pacific divisions into the overall process. All involved divisions were able to profit from the harmonization due to globally binding agreements with our suppliers and stable prices for many goods and services. The PCC's additional duties include systematic global monitoring of prices and markets, analyses of long- and short-term price trends in raw materials, and the negotiation of globally binding supplier contracts – especially for raw materials and semi-manufactured goods that are worked on in our production facilities. The PCC also monitors, compares and negotiates delivery conditions and prices for energy and services, packing materials and supplies of all kinds, on an international level.

Long-term contracts stabilize costs in times of rising prices.

One of the remarkable examples of PCC's cost-optimizing work is the procurement of polycarbonate, a synthetic used to manufacture our dialyzers. Although the general market price rose between 10% and 15% in this report's time frame, we were able to close fixed-price purchasing contracts. Multi-year contracts for the delivery of polysulfon are an additional alternative in reaching price stability. In the previous fiscal year, we were also able to limit expenditures thanks to a two-year contract. Market liberalization and merging the activities of sites in supply planning led to significant savings in the costs for power and gas in the previous fiscal year.

Directed software implementation optimizes the transfer of the most valuable product: know-how.

To facilitate and intensify the process of corporation-wide know-how transfer, we plan to post many elements of collected PCC data on our Intranet site as Purchasing Information System in 2003. With the transparent and interactive system, we expect additional optimization and savings potential in Fresenius Medical Care's purchasing. Another emphasis of our activities in 2003 will be using modern purchasing methods on the Internet. Through e-procurement (purchasing via the Internet) and online auctions, we will make use of a progressive opportunity to procure products of the best possible quality at the best possible price and to save additional transaction costs.

Modern Just-in-Time management characterizes our distribution.

The U.S.-based Materials Management Department (MMD) is responsible for the transport of finished products from the factories to dialysis clinics. The goal of our Just-in-Time-directed distribution is to minimize warehouse costs by delivering goods and products completely and promptly.

Besides creating a common purchasing association with other corporate units in Fresenius Medical Care AG, the introduction of the *Ultra*Care™ program in the U.S. was one of the most important purchasing management projects in 2002. The introduction of single-use dialyzers increased the number of required dialysis machines by many times. Punctually delivering the proper amount of dialyzers to the dialysis clinics was one of the largest challenges to overcome in fiscal year 2002.

Unified evaluation standards optimize the cost and quality control.

Warehouse inventory could be further reduced in comparison to the previous year through improved distribution logistics. Warehouse inventory of finished products and single-use medical products was reduced by 7% from the previous year. The entire warehouse inventory in 2002 was 9% lower than in 2001. We have planned the introduction of a unified ordering procedure for home patients and external clinics for 2003. A standardized order procedure through which single-order errors can be largely avoided was already developed in our dialysis clinics in 2002. Through the use of unified order forms, the ordering process is made easier and transfer errors in the system can be minimized. Through this we expect a simpler, cost- and time-saving ordering processing of Fresenius Medical Care products.

In 2002, the MMD acquired materials valued at more than $ 150 million from more than 120 suppliers. In order to compare the services and conditions of these suppliers in a qualified manner, MMD will implement a unified evaluation method in 2003. Through this method, the use value of the cooperation with our suppliers will become more transparent and the control of quality standards of delivered goods and services will be further improved.

Production

Production for dialysis: At Fresenius Medical Care, a business that circles the globe.

Fresenius Medical Care has an international presence with a large number of production sites. Besides the main factories in Europe, Schweinfurt and St. Wendel, and facilities in Ogden, Utah, U.S., additional production sites for the manufacture of our extensive product line exist in such places as Guadalajara in Mexico and in Buzen, Japan.

450 times to the Moon and back: produced fiber lengh in 2002

In the past year, the introduction of the *Ultra*Care™ program in North America greatly impacted our production performance in this particular region. Fresenius Medical Care already announced in 2001 that it would double the factory's production capacity for single-use dialysis machines in Ogden, Utah, in order to serve the enormous increase in demand. In fiscal year 2002, the Ogden factory raised capacity from approx. 4 to approx. 12 million Optiflux® single-use dialyzers and produced more than 65 million kilometers of our polysulfon fiber – enough to circle the earth's 40,000-kilometer circumference more than 1,600 times. Altogether our factories in St. Wendel (Germany), Borisov (Belorus), Ogden (USA), and Inukai (Japan) produced a length of polysulfon fiber that could span the distance between the moon and the earth more than 450 times.



Close-up of a polysulfon fiber

In addition to dialyzers, dialysis machines represented a focal point in our production. In the manufacture of dialysis machines and machine parts, we, as much as is possible, follow a strategy to produce the core components critical for quality, reliability and security in-house. The goal of our machine production is to produce the supply to meet the global demands of machines and replacement parts in the highest quality, punctually and at a low cost. Our high sense of responsibility, high level of training and excellent involvement of our employees all play a fundamental role in reaching this goal.

The 2008K dialysis machine from Fresenius Medical Care: a transatlantic coproduction for medical technology at the highest level.

With our 2008K dialysis machine for haemodialysis treatment, we have reached a leading market position in North America. The 2008K dialysis machine is the best seller in the U.S. only a year after its introduction to the North American market. The manufacture of this dialysis equipment series occurs in two phases. In the first step, the entire construction and system parts are manufactured in our Schweinfurt factory in Germany. In the previous fiscal year, production levels here consisted of more than 8,100 components – which indicates an increase of 10%. Step two, the final assembly of the equipment, takes place in Walnut Creek, California.

The reliability of the 4008 dialysis equipment series, which was marketed in all countries outside North America, was significantly improved with a comprehensive quality offensive. The two-digit growth rates of the past years in the demand for dialysis machines of this equipment type could not be reached in the previous fiscal year, and, therefore production numbers did not meet the forecast.

Lowered readiness of customers to invest in the infrastructure of dialysis clinics played a substantial role here. Even Fresenius Medical Care, as world market leader with more than 40% of the newly sold dialysis machines, could not escape this trend. Altogether, dialysis machines contribute less than 20% of the product turnover of our company.

At the beginning of 2002, our factory in Schweinfurt moved into a new production hall. With more than 2,000 square meters of additional space, there is now enough room available to produce, among other things, GENIUS®, an innovative system for haemodialysis therapy.

Peritoneal dialysis: Thanks to new products, it will remain an expansive area in the future.

Many patients choose peritoneal dialysis as their preferred treatment. In this market segment, Fresenius Medical Care has positioned itself well with its product platform and has secured good growth prospects for the future in this market segment. Our product platform and services for peritoneal dialysis treatment clear a path to simpler, more secure and more effective dialysis. Our production numbers for peritoneal dialysis equipment were stable compared with the previous year.

Flexibility is one of the most important characteristics of this patient-administered, independent form of treatment. Turnover has continually increased with the Premier™ Plus Double Bag in North America since 2000. This system is employed for CAPD (Continuous ambulatory peritoneal dialysis). Continually ambulant peritoneal dialysis is a method of treatment in which the dialysis solution is normally manually exchanged four times a day.

In 2002, Fresenius Medical Care opened an additional factory in Mexico to manufacture products for peritoneal dialysis. This site will provide a total of four production lines with a capacity of four million solution bags per year. The first production line was already in use last year; a second should follow in 2003. Mexico is one of the largest markets for peritoneal dialysis. Each year, an invitation of tenders on peritoneal dialysis products for the domestic market occurs in Mexico, in which only corporations that produce within Mexico can participate. We fulfill these conditions with the new factory and are now planning the delivery of public health services with solutions for peritoneal dialysis and systems for the continual ambulant peritoneal dialysis, like the A.N.D.Y.®-disc.

Quality Management

Comprehensive quality improvement begins with determined improvement of quality management.

Quality is integral in achieving and increasing the competitive ability of any company, but consistent success is based on more than just the superior quality of its products and services. Because of the immense potential in reducing costs, process methods are increasingly entering the arena of quality management. Therefore it represents the foundation for our corporate solidity and expansive power.

The dialysis company Fresenius Medical Care directly faces this challenge. People's health and well-being are the main focus of our efforts. Our quality policy is achieved through cost-effective dialysis treatment in combination with BioAdequacy™ therapy, a concept that encourages further improvement of treatment compatibility, implemented as a global strategy.

Taking these multiple responsibilities into account, Fresenius Medical Care has defined four specific qualitative goals – for the patients, our employees, our stockholders and the company. We secure the realization of these goals through the introduction of an "Integrated Quality Management System" (IMS) as well as continually improving its ability to perform.

For the patients:
Our objective is to increase the life expectancy and improve the quality of life of patients with endstage renal disease.



For the employees:
Our objective is to bind qualified employees to the company and promote their professional development.



For the shareholders:
Our objective is to ensure the continuous development of the company by attractive returns for the shareholders.



For the community:
Our objective is to justify our various social responsibilities, follow the legal requirements and safety standards and contribute to the maintenance of our environment.



In the previous fiscal year, our quality management activities were primarily focused on comprehensively developing and implementing IMS. Our measures in this area included not only meeting quality demands on products and aspects of environmental compatibility and sustainability, but also managing the quality of dialysis clinics. This holistic approach resulted in an IMS structure that closely orients itself on existing corporate processes. At the same time, we were able to guarantee that IMS includes and fulfills the many legal and normative regulations on our product and service lines. In addition, our system offers a highly flexible structure that allows a seamless connection of future internal and external regulations. The most important of these include, among others, European, US and global norms like ISO 9001, EN 46001, ISO 13485, and 21 CFR 820.

The success of this concept and implementation is reflected in our quality management activities that occurred within this report's time frame. In 2002, internal and external auditors inspected our production operations and dialysis clinics. They confirmed the effectiveness of the organization and the processes and documented the compliance to the relevant regulations. The implementation


Our Quality Policy

and use of newly developed evaluation methods allowing simpler performance comparisons serve to identify improvement potentials and to benchmark individual organizational units. Our IMS quality handbook was systematically reconceived and reformulated in report year 2002. Now it also contains all compliances to the new ISO 9001:2000 quality management norm. The Fresenius Medical Care AG Management Board approved the handbook in May of 2002, when it was put into action.

The measures toward continual quality improvement can only be successful if all of our employees embody the four defined corporate goals and securely anchor them in their daily work. As intensive training is a decisive factor, IMS's integration phase will be supplemented with a comprehensive range of workshops, training sessions and qualification measures. A large number of our employees took part in such training programs in 2002. Our training programs will be continued in 2003 and will communicate IMS goals and measures to all relevant employees.

Besides our training programs, we have refined a corporation-wide synchronization of product management. A major component of this is the development of a unified project management organization connected to a comprehensive reporting method. In the previous fiscal year, already existing computer systems for reclamation management and an early warning system in the product quality management area were expanded and optimized. This way, we were able to significantly increase the performance capacity of these important aspects of the entire system.

Synchronizing and optimizing quality management: A global and comprehensive task.

The global health market is subject to a large number of very quickly changing legal, market approval and licensing regulations; ordered and monitored by oversight bureaus like the FDA (Food and Drug Administration, the U.S. government agency in charge of the approval of foodstuffs and medications) as well as individual U.S. state or local bodies. Thanks to innovative software solutions, it is now possible to observe all licensing and market approval regulations in North America and to immediately integrate them into our entire negotiation process.

Another focus of our activities in 2002 was the continuing certification of our production facilities and dialysis clinics. As already mentioned in the last year's annual report, the first dialysis clinics were certified according to ISO 9002:1994

Cerification of production lines and dialysis clinics – a focal point for successful quality management.

in Hungary and in Turkey. The transport service that brings our Portuguese dialysis patients to treatment in the dialysis clinics was also inspected and certified in compliance with this norm. In addition to these certifications, we received market approval of various lactate and bicarbonate buffer solutions used in peritoneal dialysis. Seventeen countries in the European Union granted more than 140 national market approvals in the previous fiscal year.

The rapid pace of IMS integration will continue in 2003. We plan the complete introduction of our quality management system to all European production sites, distribution organizations as well as in all European countries in which we offer dialysis services. Also of note is the sought-after approval of Canadian authorities for medical products of European origin – especially dialyzers – as well as intended EU market approval of multiBic, a bicarbonate-buffered solution to haemofiltration. We are also awaiting market approval of additional new products outside the European Union. Here, the so-called Free Sale Certificate is required. This certificate allows approval in targeted markets only when the product in question has already been approved for use in the country of manufacture by the appropriate health authorities.

multi**Bic**

The integration of a new risk and complaint management system and the further involvement of our subsidiaries in the Asian-Pacific and Latin American regions are additional long-term goals. In the U.S., we received FDA approval for our iCare Monitoring System and the Bloodline Line Twister. With the innovative iCare, treatment for home patients can be monitored from and documented at a central location, even at night.

Innovative products – Standards for the sake of the patient.

A blocked vascular access is one of the most common complications with dialysis patients, to whom we can now effectively introduce the Bloodline Line Twister. Along with the measuring method integrated into the dialysis machine, this newly developed single-use product for extracorporeal blood circulation allows the regular monitoring of blood flow in the blood vessel entry area. By identifying blockages early, irreversible damage can be avoided in time.



In the U.S. in 2003, we anticipate not only the approval of the new Bioplexus Safety Fistual Needle, which allows improved connection between the blood tubing system and blood containers, but also approval of the A.N.D.Y.®-disc and the stay·safe® system. It is a biocompatible, secure and environmentally friendly procedure for peritoneal dialysis.

Environmental Management

One of the four core goals of our Quality Management System (IMS) is to fulfill our societal responsibility, adhere to legal and security regulations and contribute to the preservation of our environment. We consistently adjust our work processes to the principles of sustainability and using raw materials resourcefully for both ecological and economic reasons. In this regard, environmental management is a core aspect of our Fresenius Medical Care's comprehensive quality management program.

Environmental management is an extensive responsibility that makes sense: economically and ecologically.

Our primary activities in the environmental management area lie in integrating our own corporate environmental-protection goals into IMS. These internal goals comply with ISO Norm 14001 and apply to both dialysis products and the wide spectrum of Fresenius Medical Care's services. We especially emphasize the resource-conscious and responsible use of water and energy. Avoiding waste is our primary concern, followed by waste minimization and recycling or disposal. These environmental measures are meant to harmonize ecological and economic considerations and, in the process, create synergetic advantages that carry on into the future. Our corporation-wide environmental commitment will only be successful if our employees are actively involved and appropriately trained. In 2003, nurses, caregivers and doctors will be intensively trained and sensitized to corporate targets set to save water and energy and to avoid waste.

Recognizing saving potentials and using efficiencies – Environmental management at Fresenius Medical Care.

As far as production-determined processes do not allow waste reduction beyond specific goals, our environmental management activities concentrate on recycling efforts. For example, synthetic trash resulting from dialyzer production in our main factory in St. Wendel is carefully sorted and brought to a recycling facility. Polycarbonates necessary in manufacturing dialyzer housings, for example, cannot be reused to manufacture medical products. Production waste melted to granulate, however, can be recycled and used in non-health-related products. In St. Wendel, we were able to significantly reduce the use of steam by using innovative technical solutions. Recycling the energy used in our dialyzer production to heat rinse water has led to an annual reduction of natural gas use of 5,100 Megawatt hours, which represents cost savings in the energy budget of nearly Euro 100,000 at present price levels. An additional environmental project executed in the reported year was the introduction of a new bag-sealing process. In this case, energy use and related costs could be even further reduced while simultaneously increasing product quality and security. More than 50% of the waste that occurs in production process in St. Wendel is now recycled. This success story can, to a large degree, be attributed to the environmental management system introduced in 1999. Each year, the system evaluates implemented measures and provides a stimulus for additional environmental projects. Those include noise protection as well. In St. Wendel we were able to noticeably reduce noise levels by installing soundproofing in the steam production facility. It lowered noise levels by more than 25db(A).

Using progressive technologies for saving resources – environmental protection at Fresenius Medical Care.

Those employees in the production facility in Schweinfurt, where dialysis machines and single components are produced and developed, significantly reduced paper use with an electronic data management system. Now all data produced in the developmental phase of new products are entirely being recorded digitally. When analyzing environment related data relevant to ongoing production runs, enormous savings potentials regarding resources and costs can be identified. The environmental program "Careful Use of Water As a Resource" was successfully launched in the Schweinfurt factory: The quality control process for hydraulic system components of dialysis equipment was switched from water-based to air-based. Significant value is placed on potential raw material use as early as in the development phase of dialysis machines. For example, in our development department, it is standard practice to consider low water use as an important criterion.



We were already able to significantly optimize our transport procedures and to markedly reduce emissions caused by inner-European transport in the previous fiscal year. We could also realize additional emission reductions in the past year through implementing new double deck trailer trucks. This new transport concept – along with optimized warehouse economy and transport routes, as well as new trucks – resulted in considerably lower traffic levels. With our new transport concept, traffic between the St. Wendel production factory and the Gernsheim warehouse could be reduced by 300,000 km. About 2,000 truck trips could be avoided, which brought about a considerable reduction in air pollution through CO_2-emissions.

Know-how: our preferred raw material to conserve valuable resources.

We were also able to make progress in the past fiscal year regarding resource-conscious use of raw materials in the dialysis services area. Using enhanced technology for water processing, for example, improved the environmental record of our Hungarian dialysis clinics. Here, water use in eight dialysis facilities could be reduced by 30%. The installation of environmentally-friendly heating units resulted in savings of more than 60%. These numbers reveal the immense potential for additional savings when measures are consistently taken. Modern environmental management is only successful when a comprehensive and regular ecological reporting system is created ascertaining and centrally analyzing relevant data. In 2002, we reduced the energy use per haemodialysis treatment by more than 17% in our Czech clinics. Water use per dialysis treatment could be reduced by 26% per treatment by implementing savings measures resulting from the analysis of the available data material. Our FX-class dialyzers are smaller and lighter than previous models. Through the increased use of these new dialyzers in Fresenius Medical Care's European dialysis clinics, we have also clearly reduced the levels of blood-contaminated waste.

www.wateryear2003.org

The United Nations (UN) initiative "2003 – International Year of Fresh Water" provides additional motivation to continue with our water-savings measures. The UN forecasts dramatic shortages in fresh water and predicts that two out of three people will suffer from lack of water in the year 2025. This prognosis is an incentive to motivate our employees and make them sensitive to this issue.

Setting standards and using advanced technology – our recipe for bringing great demands to reality.

In addition to continuing the training measures in which we more closely involve medical personnel in our European clinics in the topic of environmental protection, we want to continue to improve our transport concept in 2003. We expect to save several thousand palette loadings and transport kilometers by putting our Gernsheim site's new warehouse capacities to optimal use and opening a new warehouse near our St. Wendel production site in 2003.

We executed a program to modernize our lighting equipment in our North American dialysis clinics, where inefficient lights were removed and replaced with energy-saving bulbs that use 20% less electricity yet have the same life-span and lighting power. In lighting, energy use in our dialysis clinics in the U.S. was clearly lower than in the year before, thanks to this measure alone. Also in the U.S., the installation of a data-control system led to lowered waste levels. Compared over two years, the amount of dangerous material could be reduced by one-third.

We are examining the possibilities for reducing water use in the U.S. in the present fiscal year. The first results of the currently running pilot project are very promising. By installing reverse osmosis equipment in the pilot project, we have reduced water use by 25% over conventional technologies. We plan to expand this project to further dialysis clinics should this equipment prove itself effective.

We will continue to intensify our certification activities in our U.S.-based dialysis clinics according to the strict regulations of the ISO Norm 14001 over the long term. The first pilot clinics will be taken through the certification process in the present fiscal year. At the same time, programs to avoid waste and reduce water use will be the focus of our activities in 2003.

Employees

Our goal at Fresenius Medical Care is to recruit qualified employees and to encourage their professional development. This goal is a day-to-day reality. We maintain a comprehensive system of personnel management in order to satisfy these high aims. This of course includes wide-reaching recruiting efforts as well as focused advancement and training of our employees.

Offensive personnel marketing: Locating, contacting and winning promising trainees is the most future-oriented foundation of our human resources.

To this end we offer comprehensive training programs that give our employees the opportunity to acquire new abilities and skills necessary for and conducive to a successful professional career. In the area of personnel marketing, Fresenius Medical Care is represented at numerous trade fairs and events at universities, and in this way the corporation makes itself known to promising potential employees.

Additionally, the human resources department focused on the development of a comprehensive instrument to optimally care for employees and potential colleagues. The so-called "Human Resources Tool Box" allows us to define consistent process procedures and quality criteria for effective personnel management. Here we emphasize the selection of personnel and their development, something that reflects our reorientation from a product-oriented to a service-oriented dialysis corporation. A pilot project in Portugal implementing the "Human Resources Tool Box" resulted in early experiences that will be highly useful in the incremental introduction of this program in other European countries.

Quantitatively, our personnel growth was less dynamic in 2002 than in the previous years. Still, the number of employees increased by 5% to around 39,300 people (average number of full-time equivalents). Within our international business activities, the rise in the number of employees was marked by the establishment and expansion of existing and new production sites in, for example, Mexico and

France. We also registered a slight rise in the number of employees in Europe, Latin America and Asia-Pacific in the past year in the area of dialysis services. Here, newly founded and acquired individual dialysis clinics played a primary role.

In North America, the number of employees rose chiefly at the Ogden, Utah, site, where more than 150 new jobs were created in 2002. This expansion was caused by increasing demand for the Optiflux® dialyzers produced in this facility after the *Ultra*Care™ program was launched.

Employees by Region
Full-time equivalents

	2002	2001	Change
North America	26,489	26,352	1%
Europe	8,163	7,185	14%
Rest of the world	4,612	3,794	22%
Total	**39,264**	**37,331**	**5%**

Regular advancement and training of existing employees confirms and raises qualification levels.

In the fourth quarter of 2002 in North America, we conducted employee surveys on the topics of compensation and the perceived quality level of company management. The overwhelmingly positive and constructive response offers the potential for improvement in 2003. The personnel levels in our North American clinics remained stable in 2002 – despite the lack of highly qualified clinic personnel in the region. Recruiting good clinic employees was one of the major challenges of the previous fiscal year. To maintain our attractiveness as an employer and secure a medically as well as economically balanced ratio of patients to clinic personnel, we have developed an extensive set of training programs that allow employees in our dialysis clinics to achieve the necessary degrees and certifications in their medical education.

For the present fiscal year we plan to further improve the reputation of Fresenius Medical Care. The U.S.-wide measures for improved recruitment of new personnel are supported by an optimized career section on our U.S. website. Besides recruiting new employees, we focus on the advancement of high-potential trainees. At the same time, employee communication will be enhanced to convey corporate goals more easily and in a targeted way.

Employees by Section
Full-time equivalents
in %


Total 39,264
Production 17%
Sales 10%
Services 73%

Employees meet patients: "Encounters" provide food for thought.

The "Encounters" program was one of our most important European projects. In the framework of several events, almost 300 employees from the Schweinfurt factory met with dialysis patients – in the factory as well as at local dialysis facilities. On the one hand, this program motivated the employees, as they could directly see the success of their daily work. On the other hand, the dialysis patients were interested in how dialysis machines are created – i.e. the technologies that have a significant importance for securing their quality of life. An additional event in which patients reported on their daily experiences living with dialysis took place at our corporate headquarters in Bad Homburg and contributed to an in-depth exchange of thoughts between patients and our employees. Due to the major success and the immense interest generated by the program, we are planning similar events for 2003.

Euro 29,000 donated for colleagues. Employees support flooding struck colleagues.

How strongly the employees identify with the company prove some examples. To this end, we launched a photography competition in Portugal in which the staff of our local dialysis clinic as well as its patients could participate. It produced more than simply a calendar with attractive photos. Communication between medical personnel and patients was also clearly improved in many respects. The feeling of community of our employees in Germany was noticeably reinforced through the "Colleagues help Colleagues" event. Many of our employees responded to the call and donated a significant amount to help colleagues especially affected by the flooding in Germany in mid-2002. Altogether, Euro 28,951 was donated – an amount that was doubled by the corporation.

Profit Sharing and Stock Option Program

Performance-related compensation ensures part of our success. Outstanding effort in our ranks is well worth it for everyone.

Fresenius Medical Care's success is in no small way based on the extraordinary motivation of our employees. It is with good reason that all employees in Germany that did not belong to the upper management received a bonus in the amount of Euro 956 in 2002. Of these, two-thirds were distributed in the form of preference shares. The employees could have the remaining third paid out in cash or use it to finance additional preference shares. Despite the generally guarded attitude prevalent in the stock market, 24% of those entitled to purchase additional shares did so. It proves that there is a high trust level and strong identification with Fresenius Medical Care.

The "2001 International Stock Incentive Plan" that issued convertible bonds was continued in the fiscal year 2002. Globally available for upper management employees, this is a plan that serves to strengthen identification with the corporation and hence sharpens the focus of our management on the successful realization of our corporate goals.

Risk Management

Our comprehensive risk management system is part of our corporate strategy and enables management to recognize risks which could endanger the going concern of the Company at an early stage. Monitoring systems in the various regional businesses are the back-bone of the risk management system as they monitor the inherent business risks. Twice a year risk managers prepare reports for the Management Board. Moreover the Management Board is immediately informed about new risks.

We observe carefully the economic conditions of markets that are important for our business. Therefore, we attach importance to the analysis of country-specific risks as wells as the assessment of the political, legal and economic framework.

Risk management: identify imponderableness and take optimizing measures directly.

Compliance with product and facility regulations are surveyed through our quality management systems according to ISO 9001, ISO 9002 and similar internal standards (e.g. handbooks on quality standards and process instructions). Regular on-site facility surveys are conducted from our Quality Management Representative, covering all aspects of regulatory requirements, including facility governance and administration, clinical and technical services and patient satisfaction. Our production corresponds with the "Good Manufacturing Practice" guideline. In addition, the Quality Management and Compliance Program in the U.S. promotes through a written code of business conduct high ethical standards and guarantees the observing of official rules by the corporate compliance audit department.

Changes in the regulatory environment, including reimbursement, can have a significant impact on the Company. Accordingly, regulatory activities are not only closely monitored but also proactively approached in cooperation with the public health authorities. In-depth involvement with the medical and scientific community enables us to address and promote technological innovation which has historically been a competitive factor in the dialysis product business. This involvement also provides us with an up-to-date understanding of alternative treatment methods and enables us to evaluate and adjust our corporate strategy on this basis. Consequently, we analyze development trends continuously and check improvements of research and development projects. The development of new and innovative products remains a decisive factor in the dialysis market for the near future.

Our international business is influenced by fluctuations in foreign currency exchange rates. With the unstable currency situation in several markets served by the Company the risk management focussed on identifying and avoiding unfavorable impacts. The dependence on major suppliers and customers is also closely monitored.

Legal proceedings or economic developments – the ongoing evaluation of internal and external situations characterizes responsible acting.

Risks associated with litigation are constantly assessed and communicated within our organization. Our risk management is supported by corporate controlling and management information systems. Detailed financial reports provide monthly and quarterly information and analysis of the earnings and assets status as well as variances to budgets or forecasts. We are continuously improving the risk management system to ensure our ability to identify risks and adequately respond to changing requirements in the marketplace.

Functioning and effectiveness of the risk management system was part of the audit of the 2002 financial statements to ensure compliance with the legal requirements. We use the audit results for continuos improvements of our risk management system. At year-end, no particular issues questioning the going concern of our company were identified in respect to general business risks, risks associated with internal organization or with the external environment.

Management of currency and interest rate risks

We actively manage interest rate and foreign currency exposures. The exposures are managed centrally on the basis of strategies which have been defined in close co-ordination with the Management Board. Guidelines have been established for the various steps in the risk management process which define clear responsibilities for the determination of exposures, the application of financial instruments for hedging purposes, and the reporting routines. The use of derivative instruments is restricted to the hedging of exposures which arise in the ordinary course of our business. All transactions are concluded with highly rated financial institutions as approved by the Management Board.

On a considerable portion of the total debt, we pay interest on a floating rate basis which means that we are exposed to the risk of rising U.S. dollar short-term money market rates. This exposure has always been actively managed by means of various interest rate hedging instruments. The aggregate nominal value of the respective hedge contracts was $ 1.05 billion as of December 31, 2002. These swap agreements fix the dollar interest rates for the variable-rate borrowings to 5.51%. The contracts expire on various dates up to December 2009.

Foreign currency transactions are created primarily by inter-company financings and by the management of exposures from intra-group sales and purchases between companies in different countries, reporting in different currencies. Sales from Germany to international subsidiaries are a typical source of transaction exposures. The aggregate nominal value of foreign currency contracts as of December 31, 2002 was $ 1.01 billion, primarily for hedging euro exposures to U.S. dollar and various other currencies.

Course Of Business Since The Beginning Of 2003

Overall economic situation

Among the most important influential factors effecting the global economy in the past fiscal year were:

- declines on stock markets worldwide,
- accounting scandals in North America and Europe,
- rapidly increasing oil prices,
- the uncertainty of a possible military conflict with Iraq
- the weakening of the US dollar.

In fiscal year 2002, the positive early economic indicators that have been reliable in the past led to an inaccurate interpretation of the actual situation worldwide. The situation has been even more multifaceted and complex since the beginning of 2003 for this reason, we consider making a reliable prognosis for 2003 to be exceedingly difficult. Important indicators for the global economic situation do not send clear signals of what lies ahead. This uncertainty can lead to a worldwide reluctance to invest.

As in past years, the U.S. will play a key role for the development of the world economic situation. Within the U.S., some positive effects should come from:

- sharp decreases in interest rates having stabilized initial consumer demand,
- lowered taxes and higher state expenditures supporting the economy,
- the depreciated dollar which increases competitiveness, so
- that corporate investments can follow.

Fear of a recession in the U.S. remains. Sharply rising oil prices could lead to reduced buying power in consumer spending, and high energy costs could slow down corporate investments worldwide. In addition, the economic effects of the possible Iraq conflict are unforeseeable - as are its wide-reaching political consequences.

The medical necessity of dialysis treatment makes our business economically independent – with an expected patient growth of 6%.

Economic and Business Environment

Since the beginning of 2003, there has been no fundamental change in the economic and business environment in our area of activity. Dialysis is a medically indispensable and lifesaving treatment for acute or chronic kidney failure. There is presently no direct treatment alternative to dialysis therapy besides the possibility of a kidney transplant. Our corporation is therefore active in a market that, in contrast to many other branches of industry, is economically relatively independent. This is mirrored by our stable revenue and earnings situation. Our vertical integration – with a level balance between dialysis products and dialysis services – as well as an expert forecast of a 6% rise in the number of patients worldwide, precede the element of stability even in economically difficult times. Our corporation cannot, however, completely free itself from the effects of long-term global economic slumps.

As this annual report goes to press, our expectations fundamentally match the present business development. No major changes in structure, administration, legal form or personnel are planned in our corporation.

The situation in Latin America gives no reason to clearly positive sentiment.

Although our corporation is not strongly tied to the general global economy, some risks remain at press time that could affect our corporation's revenue and profits situation in 2003. The continuing uncertainty of a possible Iraq conflict and the Latin American political and economic situation are especially noteworthy. The high deficits in Brazil and Argentina are also of prime importance. Brazil alone carries a deficit in the amount of $ 260 billion. Despite a help package from the International Monetary Fund (IMF) in the amount of $ 30 billion, the outlook for expected economic growth in Brazil remains gloomy. The situation is even more critical in Argentina. Argentina discontinued payments on interest and liquidation of its debt of approximately $ 140 billion in December 2001, and in January 2002 its currency was no longer pegged to the U.S. dollar. Further financial support from the IMF remains uncertain and the presidential elections in March 2003 give little reason that a more positive atmosphere will develop in this country.

Fraudulent Conveyance disputes

Fiscal year 2002 was influenced by an unsolved legal matter in North America for which we had already accrued a special charge in the amount of $ 265 million before taxes. The most important issues here were fraudulent conveyance claims connected to the acquisition of National Medical Care Inc. (NMC) in 1996. NMC was a subsidiary of W.R. Grace, where disability claims in connection with asbestos-related illnesses had been pursued for years, as W.R. Grace was active in this area. The numbers of these claims rose continually over this time period and forced W.R. Grace to finally file for reorganization under Chapter 11 in 2001. As a result, the asbestos plaintiffs filed suit against the buyers of former W.R. Grace subsidiaries. The plaintiffs claimed, among other things, that the Grace Corporation sold their assets at too low a price, creating a situation in which the funds to settle the asbestos-related claims against Grace were no longer available.

In February of 2003, we were able to close this matter early with a final settlement with the asbestos plaintiffs. The reserve accrued in 2001 for this purpose remained sufficient and a time-consuming and costly trial was avoided. The agreement still requires the approval of the U.S.-bankruptcy court. For a detailed representation of this matter, please read pages 73 to 77 in this financial part of this annual report (Note 20 "Legal Proceedings")

Early Refinancing

Long-term financing assured – with a senior credit agreement up to $ 1.5 billion.

In February 2003, we refinanced a high-priority credit agreement that would have expired on September 30, 2003, ahead of time. The new credit agreement makes $ 1.5 billion available in the form of three credit facilities. A revolving credit line of up to 500 million dollar and a loan facility in the amount of $ 500 million will each be due on October 31, 2007. The third facility, a loan facility for institutional investors in the amount of $ 500 million, will be due after seven years, in case the trust-preferred securities due on February 1, 2008 are paid back or refinanced. The conditions of the new credit agreement are taken into account in our outlook for 2003.

Redemption of Class D Preferred Stocks

On February 4, 2003, we announced that we would exercise our right to redeem all 89 million outstanding so-called Class-D preferred stocks of Fresenius Medical Care Holding (FMCH). These Class-D-type preferred stocks were given to holders of common stocks of W.R. Grace & Co. in connection with the establishment of the corporation in 1996. On March 28, 2003, FMCH intends to redeem the outstanding Class-D preferred stocks for the amount of approx. $ 9 million, which means $ 0.1 (10 cents) per share. The entire transaction has no influence on the profits of our company.

Outlook 2003

Revenues

Our expectations for 2003: Revenue growth to more than $ 5.3 billion.

Assuming that no significant changes occur, we stand by our prognoses for the entire year 2003. For 2003 we forecast a revenue growth in the mid-single-digit percent area, after currency adjustments. Possible acquisitions are not included in this assertion. Through purely internal growth it should be possible for our company to raise its revenues in 2003 to over $ 5.3 billion.

Results

Increase of the net income in the high single digits to the low double digits range.

At the moment we assume that the after-tax results for 2003 will register a percentage increase in the high single digits or the low double digits. This assertion is based on the figure of $ 302 million achieved in 2002. The continuing uncertainty caused by the possible Iraq conflict and the political and economic situation in Latin America could, however, negatively impact results in 2003.

Dividends

Result of our profit-orientated dividend policy: dividend raised for the sixth time in a row.

Our corporation was able to regularly increase its dividends in the past six years. Since the establishment of our corporation in 1996, we uphold a profit-oriented dividend policy and assume that we will be able to pay proportionate dividends in 2003.

Investments

Investments in fixed assets should lie, as in the previous year, at approximately $ 220 million in 2003. As in 2002, the funds will be most likely primarily used to modernize existing dialysis clinics and to open new clinics. In addition, we will invest worldwide in the expansion of our production capacities this year. As in the previous year, we assume that expenditures for acquisitions will amount to approximately $ 100 million. This sum will most likely be equally divided between the North American and International segments.

Research and Development

We are planning expenditures in the Research and Development area in the amount of $ 45-50 million for fiscal year 2003. This sum lies at the previous year's level of $ 47 million. An emphasis in this area lies in the development of new membranes for both our dialyzers (artificial kidneys) and for other medical applications. A further focus will continue to be the constant improvement of our products' biocompatibility. The number of Research and Development employees will remain nearly unchanged at around 150.

Environment

In the environmental protection area, we will continue to implement and execute our integrated quality management system and continue to analyze our production facilities and dialysis clinics for potential environmentally friendly measures. Through the optimized use of existing and new warehouse capacities, we expect to reduce the number of transports, reducing our impact on the environment. We will continue to strengthen certification activities in our American dialysis clinics according to the strict regulations of ISO Norm 14001. Waste- and water-reduction programs, as well as training programs for our employees, are the focus of our activities in 2003.



Innovative dialysis products and future-oriented therapy concepts are results of intensive research and development. Here, the spectrum ranges from further developing dialyzers and machines for haemodialysis to new products for peritoneal dialysis. Working toward technological advancement, setting standards and implementing them and thereby achieving best-possible treatment results – these are Fresenius Medical Care's goals.

Research and Development








FX-class dialyzers

- Helixone® membrane with a high capillary density for optimal flow patterns
- New housing and potting technology for safe connections
- Spiral-formed blood inlet for homogenous blood flow
- Latest laser welding technology for a perfect seal



GENIUS®

Innovative haemodialyseis therapy system based on a single pass batch system. The dialysate is prepared as one batch individually for each treatment.


Dialysis
OCM Diagram
UF Volume
2392
UF Time Left
1:35
UF Rate
700
OCM Data
UF Goal
3500
KtV
108
Plasma Na
142
Eff. Blood Flow
227
Goal in
0:35
K
192

On-line Clearance Monitor

- Monitors patient access flow rate without the need for additional expensive equipment or specially trained personnel
- Provides immediate information on treatment efficiency


UltraCare
TM

*Ultra*Care™

Innovative and integrative treatment concept in Fresenius Medical Care's North American dialysis clinics that combines for example the single-use of High Flux Polysulfone® dialyzers, On-line Clearance Monitoring System and ultra pure dialysis fluid.



Premier™ Plus Double Bag

Twin-bag system,incorporating solution bag und tubing.
Utilizes Safe-lock® connectology and Snap™ disconnect feature.
Fewer connections for the patient lowers risk of infection.

Goals and Projects

With more than 25 years of experience, Fresenius Medical Care is the world leader in the development of innovative dialysis products and future-oriented therapy concepts in all relevant technological and scientific areas in the dialysis field. Here, the spectrum reaches from the continual development of dialyzers and dialysis machines for haemodialysis to new products for peritoneal dialysis. Another focal point is the development of extracorporeal therapies in which blood is treated outside the body. We will continue to advance our position as world market and technology leader in the dialysis field through our extensive Research and Development activities and use our knowledge to continue to build upon our technological advantage.

The results of our scientific and technological work are marked by continually improved treatment quality.


+31%
R&D Expenditure
$ in millions
47
2002
2001

These activities are not limited to single products or product groups. We want physicians, care personnel and patients to benefit from our advanced knowledge and innovative ability:

- We offer nephrologists and other physicians additional treatment alternatives with our therapeutic and diagnostic innovations. Dialysis machines and equipment for peritoneal dialysis with integrated sensor systems for biofeedback strongly support physicians in evaluating patients and also offer individualized treatment options.

- But the priority of our activities is, first and foremost, the patient. With our integrated Quality Management System (IMS), we want to extend the life-span of patients suffering from kidney failure and improve the quality of their lives. Our machines and dialysis products are meant to allow a highly flexible treatment that takes the individual status of patients into account. Side effects of dialysis treatment should be avoided and the level of comfort increased.

- In addition to that, we dedicate ourselves to reduce the workload of care personnel who – largely freed from routine procedures and equipment maintenance – will have more time for direct, personal contact to patients and their care. Furthermore, it is our goal to protect the environment by being resource-conscious and using ecological products.

Research at Fresenius Medical Care: A fundamental prerequisite for the development of new materials, improved processes and expanded therapy options.

The Polysulfone® fiber developed by Fresenius and Fresenius Medical Care has been the "gold standard" in dialysis for the past two decades. We have continually improved the quality of this hollow fiber by integrating new technologies. Another focus of the activities in the foreseeable future lies in membrane development, where we want to reach even better performance numbers and explore innovative dialysis-optimizing features. We will also make hollow fiber membranes available for other medical uses in the mid-term.



In order to convert these ambitious plans into reality, we work in three primary fields in the development of new membranes. First, we are developing innovative production means like spinning systems and spinnerets that allow us to manufacture new types of membranes. Second, we examine new materials for membranes and systematically research the mechanism of membrane formation. We utilize our comprehensive knowledge in the area of polymer chemistry to optimize the manufacturing process and develop fibers whose characteristics outperform those in dialysis machines used today. And lastly, our goal is to improve continuously haemocompatibility, meaning treatment compatibility.

We predict that we can still markedly improve the membranes for dialysis and other blood treatment procedures with our new spinning processes. Here for, our three innovative areas of spinning technology, polymer chemistry and haemocompatibility also make important contributions.

GENIUS®

In fiscal year 2002, we prepared the market introduction of the new GENIUS® equipment. In this haemodialysis therapy system dialysate is placed into a closed tank system in contrast to classical haemodialysis systems. This dialysate is manufactured prior to treatment and can be adjusted to the special needs of the individual patient. Besides this individualization, which is a part of the high-quality treatment, a fundamental advantage lies in the independence of external support systems. There is no longer any dependence on clean drinking water, which is difficult to access in some countries and must be purified through a laborious process. A connection to an electrical power source is sufficient to conduct dialysis treatment. This independence from a support system also predestines GENIUS® for acute dialysis, which is indispensable, for example, in intensive care units where patients with multifunctional organ failure are treated. GENIUS® dialysis machines' modular construction extends the range of functionality in a simple and cost-effective manner.

multi**Filtrate**



The new multifunctional multiFiltrate dialysis machine is a result of our efforts to continually develop new standards of technology. Apart from regular dialysis treatment, it can be set up for plasma therapy and to treat polytraumatic patients in acute dialysis. With a 24-liter solution, the system can be used for long-term therapy without requiring a time- and personnel-intensive replacement of the solution bags. The integrated color monitor with a context-sensitive user guide simplifies and accelerates the operation of this innovative dialysis machine and supports its user in the choice of possibly required countermeasures. The multiFiltrate machine's cassette system significantly eases the installation of tube system and allows a quick, secure and simple procedure.



A procedure in which the dry weight of a patient can be determined with a reliable and practical method is one of the most important projects of the past fiscal year. The fluid levels of patients with chronic kidney failure are massively disturbed through complete or partially missing urine elimination. The common result is chronic edema, which is considered a fundamental cause of high blood pressure and serious cardiovascular secondary illnesses. Besides the removal of uremic toxins – the toxic chemicals and waste products contained in the urine – the physiological setting of the goal weight is the most important aim in dialysis treatment, which has been difficult to achieve until now.

We want to set new standards in the development of new products – with expanded functionality and more quality and comfort.

The new system is based on a multifrequency bioimpendance measuring device. It measures quickly and cost-effectively the electrical resistance in the body and in this way determines extracellular liquid volume. The procedure uses the various levels of electrical conductivity of muscle mass, body fat, water and bones. For example, body fluids are excellent conductors of electrical currents because they contain electrolytes, while fat has a comparatively high resistance level. The method delivers measurements that give a detailed overview of a body's composition by using newly developed evaluation algorithms. This means that patient fluid volumes can be precisely determined. A new software program that measures and evaluates individual patient data developed by Fresenius Medical Care completes the system.

Quality of life for our patients – an essential standard in measuring the success of innovative dialysis technologies.

In the area of home dialysis, an Internet-based iCare-monitoring system will be introduced to the North American market in 2003. This innovative alarm system allows the haemodialysis treatment executed at home to be monitored and documented by a specialist in a monitoring center. The system offers special advantages with nightly home haemodialysis, because the sleeping patient is



immediately awakened by an alarm system when problems arise during treatment. A central monitor shows alarm signals and irregularities in the monitoring center. If the patient fails to react immediately, the specialist can contact him or, in the case of an emergency, summon an ambulance.

To avoid coagulation in extracorporeal blood circulation, the anticoagulant Heparin, often used today in dialysis, is administered. Besides allergic reactions that appear in some patients, Heparin generally has the disadvantage that coagulation is still hindered for a short while after the end of the treatment. Bleeding wounds, like those caused by the removal of dialysis tubes at the end of treatment, delay in closing. Since the end of 2002, Fresenius Medical Care has been developing Heparin-free anticoagulants for dialysis. Of special importance is a similar Heparin-free procedure for intensive medical and extracorporeal treatment methods.

Our Research and Development divisions are also working on sensor systems for extracorporeal blood circulation, the treatment of blood outside the body. These systems include several parameters that give information on the condition of the patient during dialysis treatment. They allow not only the introduction of Internet-based supervision systems like iCare, but also the supervision of heart frequency, for example. In the previous fiscal year we also developed a system that immediately sends a signal when a venous needle is no longer correctly placed during dialysis. This dislocation can lead to a life-threatening situation if the needle's position is not immediately corrected.



Besides such sensor-supported systems, we have also developed a modular system for dialysis machines in the 4008 series in the year 2002. These dialysis machines, introduced and marketed outside the USA, can be equipped with a respiratory support system that uses extracorporeal blood circulation to ease pressure on the lungs. Different from pressure ventilators, which place the lungs under increased strain, the system fortifies the blood with oxygen via extracorporeal blood circulation. Carbon dioxide is also removed from the blood. With this system, the level of respiratory pressure can be lowered, heavily stressed lungs are relieved and the risk of potential lung damage is reduced. We successfully completed clinical tests in 2002 and will begin a phase of clinical studies in 2003.

Our dialysis equipment works with reliable software. Computers simplify its operation, data collection and individualized dialysis therapy. The Clearance Calculation Tool and the Treatment Recommendation Tool are among the most important software programs that we developed in 2002.

CCT

Clearance Calculation Tool

The Clearance Calculation Tool serves to calculate cleansing performance, the so-called clearance, while the Treatment Recommendation Tool gives the physician suggestions on creating individualized treatment programs. With this we allow treatment that takes the fluctuating conditions of the patient into account.

The implementation of advanced software services plays an increasingly important role at Fresenius Medical Care. The Internet has proven itself as one of the most important means to increase efficiency. Entire treatment procedures are streamlined. Unnecessary transactions are avoided through a tightly networked and globally available health service. Resources that are saved can therefore be used to improve the quality of life of the patient. Fresenius Medical Care has, with its comprehensive data management solutions, positioned itself excellently in the health sector.

Consistent implementation of the newest software solutions includes and optimizes complete dialysis processes.

NephroLogic, tested and certified in 2002, allows dialysis clinics to operate more simplified and systematically. NephroLogic is an electronic data processing system that administers all therapy-relevant data without creating extra workload for physicians and care personnel. Nurses, caregivers and physicians' administrative work is eased with this system, which then allows more time for direct patient care. Every activity with the patient is recorded in the computer by the person who conducted it via a simple interface. NephroLogic then automatically sends an e-mail to the next person responsible for the patient. This can be the physician or caregiver, but also an external lab, a pharmacy or a health-insurance company. If, for example, a physician has prescribed certain treatment products, the nurse does not need to completely document the application – she simply confirms it into the entry interface with the mouse click. NephroLogic allows not only improved procedural organization but also aims toward therapy improvement, which is its fundamental aspect. For this it is necessary to execute comprehensive data collection based on single therapies and to evaluate these data on all levels – country, region and clinic.

With this comprehensive and practice-proven software product, we have – in connection with our network in dialysis clinics – a definite competitive advantage. While focusing on a high level of cost-effectiveness, software systems closely involve the patient in his or her therapy, are simple to operate and incorporate a quality assurance system. Sophisticated IT systems, like Fresenius Medical Care's NephroLogic, play a decisive role in this regard.

New product solutions and therapy concepts broaden the spectrum of applications – the treatment of liver disease, for example.

Dialysis was one focal point of our Research and Development work in 2002; a further emphasis was – as in the years before – extracorporeal treatment procedures with related indications, like, for example, treatment for liver disease. Dialysis cannot filter many blood toxins, as they are not water-soluble. Their removal is only possible through an extracorporeal adsorption method, in which the toxins are bound to a special artificial surface. The first step of the *Prometheus®* detoxification system filters water-insoluble liver toxins from the blood. The water-soluble toxins are dialyzed in a second step. Due to the special principles of direct adsorption of liver toxins on adsorbers – as well as the procedurally technical division of dialysis and adsorption, which increases efficiency – this procedure is of great interest to specialists in the field. Under the auspices of clinical studies, the *Prometheus®* System, developed in cooperation with the Danube University in Krems, Austria, was already successfully implemented in various clinical centers in Germany and in a center in Vienna in 2002. The CE-Certificate was provided for the equipment system as well as to related single-use disposables items in 2002. In the meantime, further studies in various European countries are in preparation, which will determine the clinical use of the *Prometheus®* procedure. First examinations show promising results. The market introduction is planned for 2003.

In the future, *Prometheus®* should be expanded through a second system, which will be used to treat liver disease. A cell module (bioreactor) developed by the Charity University Clinic in Berlin contains living cells in addition to synthetic membranes. When connected to the extracorporeal blood circulation in acute liver failure, the reactor can overtake a portion of the natural liver function. Human liver cells (like hepatozytes) contained in the cell module take over necessary synthesis functions from the failed liver. These functions include the production of proteins and hormones. Besides these synthesis functions, the cells in the module also have detoxifying characteristics. In patients with acute liver failure, the cell module treatment secures survival for several days until either a suitable transplant organ is found or until the patient's liver recovers and can again perform life-sustaining functions. The cell module can be used in extracorporeal blood circulation alone or in combination with the *Prometheus®*-system. Clinical studies with the cell module to document clinical effectiveness are presently being executed in various European clinics.

Because of its successful and continual Research and Development activities and its global network of dialysis clinics, Fresenius Medical Care is the market leader and is excellently positioned for the dialysis market's future needs and demands, as well as the introduction of further pioneering technological concepts in the extracorporeal therapies area.

Patents

In order to secure the results and added value of our Research and Development activities, we hold and apply for permanent copyrights and patents. These extensive tasks are executed through our patent division via a periodic review of all Research and Development activities. The division is responsible for the coordination, application and maintenance of the corresponding patent applications. Published granted and pending patents are also scrutinized and evaluated regarding their relevance to Fresenius Medical Care. This minimizes the risk of patent and copyright infringement and guarantees a comprehensive overview of the newest developments in research fields important to Fresenius Medical Care.

In countries deemed to be relevant, Fresenius Medical Care possesses, as holder or licensor, the rights to more than 1,100 patents and pending patents connected with dialysis technology. One of them is our Polysulfone® hollow fiber. Our DiaSafe® filter and FX-class dialyzer are also patented or have patents pending. A significant number of additional patents – especially for our haemodialysis machines and products for peritoneal dialysis – round out our company's patent portfolio.

Symposia and Publications


Aktuelle
Nephrologie
Congress Service

Our Medical Science division supplies national and international nephrologists as well as various business areas of Fresenius Medical Care with information on the newest scientific and clinical developments in nephrology and dialysis. Periodical publications like "Dialysis Update", "Congress Service" and "Aktuelle Nephrologie" are only some of the trade journals we publish. In the fiscal year 2002, we also published, with esteemed experts from all over the world, recommendations and clinical algorithms for the therapy of undernourished patients with chronic kidney failure. At the same time, we energetically supported the work group for haemodialysis, active under the auspices of the EDTA/ERA European Best Practice Guidelines, whose results were published in the renowned trade magazine "Nephrology Dialysis Transplantation".

A special focus in the fiscal year 2002 was the treatment of acute kidney failure with the comprehensive presentation of our dialysis machines GENIUS® and multiFiltrate. This was reflected by the topics of our symposia at international congresses, like the annual meeting of the European Dialysis and Transplant Association (EDTA) in Copenhagen (Denmark) and the European Dialysis and Transplant Nurses Association (EDTNA) in The Hague (Netherlands).



The focus of our symposium at the 33rd Congress of the Society for Nephrology (GfN) in Düsseldorf, Germany, was current developments in the area of patient management, dialysis procedure and anemia therapy. Clinical results of the newest technological developments to improve treatment results in dialysis patients, like the Blood Volume Monitor™ (BVM™), the ONLINE*plus*™ procedure and the newest Polysulfone membrane Helixone® were also introduced at this convention.



The results of clinical tests on the new peritoneal dialysis solutions *balance* and bica*Vera*™ were presented at the above-mentioned convention as well as at numerous additional national and international conferences. These included the Annual Dialysis Conference in Tampa (U.S.), the EuroPD in Brussels (Belgium), the Annual Meeting & Scientific Exposition of the American Society of Nephrology (ASN) in Philadelphia (U.S.) or the Annual Meeting of the European Society of Pediatric Nephrology (ESPN) in Bilbao (Spain).



Fresenius Medical Care is the market leader in dialysis. We are a globally successful and vertically integrated corporation with a high number of production sites and more than 1,480 dialysis clinics on all five continents. With more than 39,000 employees and a comprehensive range of dialysis products and services, we provide for the best-possible treatment quality – worldwide.

● Services/Clinics

△ Major Production Sites

Global Operations



Asia Pacific
Europe/Afr./ME

Top 5 worldwide
Number of patients treated in 2002


Fresenius Medical Care
Gambro
DaVita
Renal Care Group
Baxter
0
20,000
40,000
60,000
80,000
100,000
120,000

Market share 2002
Dialysis products


Gambro 16%
Other 36%
Baxter 23%
Fresenius Medical Care 25%

Dialysis patients by region 2002


Total 1,225,000
Latin America 11%
North America 26%
Asia-Pacific (incl.Japan) 32%
Europe/Middle East/ Africa 31%

Market share 2002
Haemodialysis products


Gambro 20%
Baxter 8%
Other 41%
Fresenius Medical Care 31%

Fresenius Medical Care – Dialysis patients by region 2002


Total 112,200
Europe/Middle East/ Africa 14%
Asia-Pacific 2%
Latin America 13%
North America 71%

Market share 2002
Peritoneal dialysis products


Gambro 2%
Other 10%
Baxter 71%
Fresenius Medical Care 17%

North America

Dialysis Services



Our North American activities were marked by the variety of our dialysis services in the previous year. These services continue to represent the main focus of our business. We provided a total of 11.6 million dialysis treatments in 1,080 clinics in fiscal year 2002 representing an increase of 4% compared to the previous year. Fresenius Medical Care is therefore the leading provider of dialysis services in North America. With a market share of 27%, we support almost twice as many patients as the second-largest provider. In the area of applied treatment, the fiscal year 2002 in North America was clearly influenced by an important and future-oriented corporate decision: The introduction of the *Ultra*Care™ program to Fresenius Medical Care's dialysis clinics.

UltraCare™: A trademark for new thinking in the North American dialysis market – single use as a standard.

*Ultra*Care™, which is based on the single-use of dialyzers, is a concept for differentiated patient care. Until now in North America, dialyzers were generally cleaned and reused several times. With the introduction of single-use the time-consuming and high-risk process of cleaning multi-use dialyzers is eliminated and nurses and doctors are able to dedicate their time primarily to direct patient care. Increased production quantities of the high-quality filters considerably reduce manufacturing costs, and scale effects can be realized.


UltraCare™

*Ultra*Care™ also combines several leading technologies developed by Fresenius Medical Care that are benchmarks for an integrated treatment concept and bring about the best possible treatment results. These especially include the single-use High-Flux Fresenius Polysulfone® dialyzers, the On-line Clearance Monitor, and ultrapure dialysate.



The dialyzer introduced and marketed in North America under the brand name Optiflux® combines all known advantages of Fresenius Medical Care's dialysis membrane. The biocompatible and therefore patient-friendly polysulfon fiber exhibits extraordinarily good cleansing characteristics in the removal of uremic and other toxins. Due to its structure, the technology used in membrane manufacture guarantees optimized cleansing results. Along with the single-use of dialyzers, these technologies are among the determining prerequisites in achieving optimal treatment results and will allow a significantly improved quality of life for our patients in the future.

Flexibility as a program: User-friendliness and individualization for the patient – key advantages of the haemodialysis machine 2008.


ocm
Kt/V


Dialysis
OCM Diagram
UF Volume
2392
UF Time Left
1:35
UF Rate
700
OCM Data
UF Goal
3500
Kt/V
1.08
Plasma Na
142
Eff. Blood Flow
227
Goal in
0:35
192
Cum. Blood Vol.
46.5
Treatment mode



Equally essential as a cornerstone of our new *Ultra*Care™ treatment concept is the implementation of 2008-series dialysis machines. The unique modular construction of this machine guarantees the highest possible flexibility in individual dialysis therapy. Special value was placed on these functional characteristics in the development of the haemodialysis machine 2008, as aspects of user-friendliness and individualization are very important in achieving optimal treatment results. With the On-line Clearance Monitor, doctors and care personnel are able to supervise reliably and comfortably the cleansing performance and blood flow, and to directly adjust to the patient's individual requirements during treatment.

DiaSafe™ is an additional component of our *Ultra*Care™ concept. With this special filter, we create an ultrapure dialysate during haemodialysis. The quality of this dialysate greatly contributes to largely avoiding infections and other possible complications that might arise during dialysis. We can also collect patient-related medical data to analyze and fine-tune individual treatment therapies with the help of various software programs developed by Fresenius Medical Care.

We want to further differentiate our product and service portfolio and make it clear to both doctors and patients that they will achieve optimal treatment results with Fresenius Medical Care and our *Ultra*Care™ concept. The first internal studies indicate that *Ultra*Care™ positively influences our patients' quality of life. A study of 12,000 patients treated with the new *Ultra*Care™ concept for more than a year resulted in very optimistic data indicating a markedly lower mortality rate when compared to a control group of 36,000 patients who underwent conventional dialysis. These results confirm our experiences in the introduction of single-use dialyzers outside the USA. Based on our comprehensive data of patients treated in North America, we plan additional studies and publications in the future that will convincingly document the superiority of our new therapy concept.

With the implementation of UltraCare™ in more than 85% of our North American clinics we have established a new standard of dialysis treatment.

The introduction of the program has already clearly proven its success in practice. We transferred more than 85% of our North American clinics to the *Ultra*Care™ concept at the end of 2002, establishing single-use dialyzers as a standard in our dialysis clinics. Besides improving treatment and quality of life, our decision to anchor this new treatment concept in the market has even more strategic aspects. With the introduction of *Ultra*Care™, we can use our strength as an vertically integrated provider in the dialysis market and further expand our market and cost saving leadership in the service and product business.

Dialysis products that lead the market: the result of Fresenius Medical Care's superior competence.

Dialysis products

The US-wide introduction of the *Ultra*Care™ program had a significant influence on the development of the production numbers of our Optiflux®-dialyzers in the U.S. This treatment concept focuses on single-use dialyzers, which has resulted in clearly higher demand for dialyzers in the clinics operated by Fresenius Medical Care. We also registered a rise in demand for the Optiflux® series dialyzers even outside our own clinics. Here, sales in the first year after its introduction rose by approximately 670% outside our clinic network. Altogether, turnover with Optiflux® dialyzers accounts for almost 50% of our total dialyzer sales. The outstanding characteristics of the Optiflux® membrane lead to significantly improved cleansing rates in the removal of urea molecules from the blood; its performance in filtering middle-size substances is equally impressive. The latest study results indicate the use of Optiflux® dialyzers results in lowered mortality rates and a reduction in complications that occur in conjunction with dialysis treatment.



iCare: Versatility and flexibility are key characteristics of modern, market-offensive haemo- and periteoneal dialysis.

Fresenius Medical Care could clearly build upon its leading market position in market of the haemodialysis machines area in 2002. Only one year after the introduction of the 2008K dialysis machine marketed in North America, this machine generation represented the best-selling dialysis machine system of all those sold in the USA. This success is based on 2008K's unique flexibility. It allows forms of therapy based on various dialysis intervals, chosen on the basis of each individual's diagnosis and current therapy situation. Due to the machine's intuitive and user-friendly design, the 2008K is the ideal choice for every application location – for the dialysis clinic, the intensive care unit and for nightly dialysis treatments at home.

An additional milestone was passed in the development of new technologies for home haemodialysis: At the end of 2002, Fresenius Medical Care received regulatory approval in North America for iCare. With iCare, patients can independently administer haemodialysis overnight. While the patient sleeps, iCare monitors individual treatment parameters and automatically sends an alarm signal to a central monitoring station if the actual data differ from prescribed reference values. From this station, appropriate emergency measures are immediately implemented and the patient is contacted directly. We plan to introduce this innovative, easy system for home haemodialysis to the market in spring of 2003.

Some of our patients choose peritoneal dialysis as their preferred treatment option. With its products and services for peritoneal dialysis, Fresenius Medical Care is very well positioned to grow faster than the market average in the future. Our peritoneal dialysis product line simplifies home dialysis in terms of security, comfort and effectiveness. Thanks to these characteristics, we offer our patients much more independence in their daily lives – which means a higher quality of life.



www.kidneyoptions.com

Understanding creates trust: Well-grounded information marks our dialogue with dialysis patients.

Our patient education measures aim to comprehensively inform our present and potential patients with terminal kidney insufficiency about dialysis, thus allowing them to make their own decisions on treatment methods. We have initiated two programs that take on this challenge and informatively accompany our leading market position in patient education and support. KidneyOptions™ is a complete patient education program that informs patients with chronic kidney failure patients about individual treatment methods and disease progression. Besides extensive informational material and seminars directed at both patients and those close to them, we maintain a very successful source of information on the www.kidneyoptions.com website. It provides information on all dialysis-related areas of knowledge, as well as additional related data and facts. By the end of the past year we had registered more than 2.2 million hits on this website – a clear sign that the information is of high interest. Altogether more than 8,300 patients have visited our seminars and acquired extensive knowledge on the topic of dialysis in this way.



www.pdserve.com

PDServe™ is a second source of information and communication with which the quality of peritoneal dialysis should be improved through training measures for patients and clinic personnel. This service includes web-based sources of information and training materials, literature and seminars as well as a newsletter for physicians and nurses who are professionally involved with dialysis. Experienced clinic personnel from a dialysis facility – who also have access to extensive literature databases and a network of consultants – are available at a toll-free telephone number. With PDServe™, we offer consultation for the entire peritoneal dialysis spectrum. At the www.pdserve.com website, interested clinical personnel have access to excellent top quality specialist literature and the latest research results in peritoneal dialysis.

Flexibility is an elementary aspect of advanced home dialysis. This is reflected in products developed and services provided by Fresenius Medical Care. In Continuous Ambulatory Peritoneal Dialysis (CAPD), dialysis solution is manually exchanged up to four times a day. Since the market introduction of our Premier™ Plus Double Bag Systems in 2002, we registered continuous growth for this product. The use of the Premier™ Plus Systems with our unique Safe-Lock® and Snap™ connection technology leads to fewer tube connections for the patients and therefore reduces the risk of infection through an easy-to-handle system.

In 2002, we introduced the Newton IQ™, which supports the APD (automated peritoneal dialysis). In contrast to CAPD, APD is a machine-supported variation of peritoneal dialysis and is usually used at night in the patient's home. The use of an easy-to-handle cassette system and the automatic disposal of used dialysis solution significantly reduces the effort made by the patient and has been subject to increasing demand by patients themselves. The software installed in the Newton IQ™ has another distinguishing feature: Treatment procedures determined by the physician are recorded on the patient-customized IQcard™, and are integrated into the APD. This way, the patient does not have to worry about programming the APD with the incorrect treatment parameters and then being insufficiently dialyzed: A considerable security advantage.

Two-year delivery agreement for Erythropoietin

Patient well-being versus cost controls: multiple responsibility requires foresighted action.

Independent of the chosen form of therapy, patients with terminal kidney insufficiency produce no erythropoietin, a hormone produced within the body that generates the production of red blood corpuscles. The result of this deficit is that the dialysis patients' hematocrit and hemoglobin levels are consistently too low, which causes them to suffer from anemia. To alleviate this condition, patients are administered erythropoietin during dialysis treatment and the anemic condition is regulated. This recombinant, or artificially manufactured, hormone is a costly part of dialysis therapy. Artificial erythropoietin is presently manufactured and distributed by only a few companies; the pharmaceutical and biotech corporation Amgen holds exclusive marketing rights in the U.S. Through a two-year contract valid throughout 2002 and 2003, we can at least hold costs stable for the medically necessary administration of erythropoietin within this time frame.


+4%
Revenue North America
$ in millions
3,747
2002
2001

North America

Market Data[1]	
Total number of patients	~315,000
Patient growth p.a.	~5%

[1] Company estimates

Company Data	2002	2001
Number of patients (year-end)	79,600	76,600
Number of clincs (year-end)	1,080	1,030
Number of treatments (m)	11.6	11.1

Disease State Management

Growing challenges in the health system demand new solutions.

In the USA, both private and state-operating health-care systems are under continually increasing cost pressure. For several years, Disease State Management (DSM) – as an alternative system to reimbursing costs and successfully overcoming this pressure – has been the focus of an ongoing discussion. In the dialysis field, the operators of dialysis facilities take responsibility for comprehensively treating patients, from actual dialysis and laboratory research to patient-education programs on correct nutrition and further therapy components for dialysis patients. In contrast to present reimbursement methods, these services are not individually invoiced, but are rather remunerated in a flat rate. The dialysis companies are then responsible for all costs accrued in connection with treatment – including expensive hospital stays.

Disease State Management saves costs and takes an offensive stance in treatment quality.

Successful Disease State Management benefits everyone involved: patients, the social system and the dialysis companies. Improved therapy concepts and dialysis services effectively increase the patients' quality of life, and long-term hospital stays resulting from complications are largely avoided. For the social systems, the advantage lies in curtailed costs: Hospital stays are among the most cost-intensive budget areas for these organizations. Dialysis companies also profit from Disease State Management when they manage to avoid expensive hospital stays largely through high-quality treatment.

With its DSM programs, Fresenius Medical Care is already excellently positioned to meet the challenges of the changing health care market in the U.S. and maintains – with Optimal Renal Care (Optimal) and the Renaissance Health Care

– two excellent programs that have already proven the success of Disease State Management. At the end of 2002, the joint ventures with Optimal Renal Care and Renaissance Health Care cared for around 4,500 privately insured patients within the framework of a DSM concept.

Successfully practiced Disease State Management: Guaranteeing competitive advantages through cooperation.

OPTIMAL RENAL CARE is a joint venture with the Permanente Medical Group in Southern California. The company is now in place in 33 states in the U.S. and is focused to the care of patients with terminal kidney failure. Strong growth could be registered in the numbers of patients treated in the previous fiscal year. The rise in the number of these patients treated was in large part the result of a U.S.-wide contract with one of the country's largest health insurance company, Aetna Life Insurance Company; as well as from an agreement with the Health Plan of New York, with which Optimal closed a contact valid throughout the state.

In 2002, Optimal introduced an improved DSM model that connects the advantages of our dialysis facilities network with ORC Analyst, a web-based informational system for clinics. This connection allows Optimal to position itself even more strongly than before in the DSM services market.

ORC-Analyst – A highway for data traffic. Efficient management of medically relevant information.

Optimal's web-based information system provides not only error-proof entry of medical examination results, but also the entry of all executed treatment measures, like medications prescribed by physicians and further therapies. Those working with ORC-Analyst receive a complete overview of all relevant data in their own computers, which aids in achieving even higher and more comprehensive quality of treatment.

The advantages of the new DSM model lie in the central registration of various services for comprehensive therapy. In this way, the results of necessary laboratory research are quickly and directly entered and administered into an individual electronic patient database. Potential errors coming from manual data entry are avoided with this system, which offers the additional advantage that dialysis therapy can be directly adjusted based on current data. This leads to a significant rise in effectiveness and to improved treatment quality exactly where it can be most quickly implemented: in Fresenius Medical Care dialysis clinics, where our patients are medically treated several times a week. Here, dialysis results are also compared against long-term therapy goals. Individual adjustments in dialysis can be made quickly and reliably, assuring treatment quality.

Based on our experiences with DSM programs and excellent treatment quality, we have made clear to all parties that increases in treatment quality can be reached despite permanently rising cost pressure. The fact that Permanente Medical Group in Southern California as joint venture partner is the only company chosen to operate a Disease State Management pilot project in cooperation with U.S.'s state-operated health care organizations Medicare and Medicaid shows how successful our measures are.

RENAISSANCE HEALTH CARE is a second cooperation operated jointly by Fresenius Medical Care and leading nephrologists and is aimed at the targeted improvement of treatment quality and patient satisfaction and simultaneous cost savings. This US-wide cooperation began in 1996 and now consists of more than 260 nephrologists who work in close cooperation with Fresenius Medical Care in North America. Renaissance Health Care also continued its successful work in 2002. Through the new contracts we were able to close with various health programs in the past fiscal year, we are now active in more than a dozen states in the U.S.

Digital entry and administration of all relevant processes assures that special "plus" in terms of clarity, efficiency and added value.

Like with Optimal, Disease State Management is only possible with extensive, comprehensive data management. Renaissance Health Care introduced a complex service management system in February of the past year with "Provide", which completely documents, monitors and archives clinical data. This system allows a differentiated division of patients with chronic kidney failure into various classes of risk. It takes the individual health conditions of the patient into account and fulfills a supporting function by choosing and refining therapy parameters.

Renaissance Health Care has proven that its DSM program saves health and social insurance costs for medical expenditures at the same time as it improves treatment and quality of life. This was enabled through close cooperation with all dialysis participants focusing on, of course, the patient and the responsible physician. Renaissance Health Care acts as a central coordinator that harmonizes the interests of all people and institutions involved in the therapy process, creating health programs, treatment therapies and treatment protocols that a re transparent for everyone. This way, physicians, dialysis operators, health-insurance companies, laboratories and, last but not least, patients get a complete look into the entire therapy process. The progressive improvement in treatment quality through this concept assures that costs are continually reduced and the quality of life for the patients is improved.

Identifying risk groups for kidney failure: Prescreening is a sensible instrument and an indicator of future treatment.

Besides its care program for regular dialysis, Renaissance Health Care also follows an approach that includes potential dialysis patients. High-risk patients – those with, for example, high blood pressure and diabetes – are identified. Through close cooperation with a primary care physician, we can be assured that general practitioners integrate kidney specialists into the work early, even before regular dialysis is necessary. This uniquely so-called pre-ESRD Program, or the treatment initiative before terminal kidney failure, contains a multidisciplinary model that includes specialists and primary care physicians as well as nutritionists, pharmacists and health-care educators. Comprehensive educational programs for patients with chronic kidney failure and their families complete the program range in this phase of illness.

Fresenius Medical Care: The network of competence for innovative treatment therapy.

We expect that Medicare and Medicaid, the state-operated health organizations in the U.S., will turn their focus on the DSM program even more intensely in 2003 than in the past. Thanks to Fresenius Medical Care's dialysis clinics and their specialists, Renaissance Health Care and Optimal Renal Care are excellently prepared for these challenges with their comprehensive experience, their highly-recognised treatment results and their close-knit and wide-reaching network. Private and state health-insurance companies who want and require success in confronting the rising costs of medical care find competent and experienced partners with Optimal Renal Care and Renaissance Health Care.



The VASCULAR ACCESS CENTER is an integral component of our Disease State Management program. Vascular access is crucial for haemodialysis. Here, veins and arteries must be connected to each other with a so-called shunt (artificial connection), usually in the patient's forearm. Only an excellent access point allows adequate blood flow, and a correspondingly high-quality dialysis treatment. The pilot project in Dallas, Texas, has specialized in vascular access. This project focuses on surgery and its work contributes greatly to a noticeable reduction in the number of complications arising from vessel access. Here, the frequency and duration of hospital stays due to insufficiently functioning vessel access are significantly reduced. As patients do not have to undergo their surgery in an external hospital to get this access, they also stay within our clinic network for normal dialysis.

Renal Research Institute in New York: An institution for future-oriented dialysis.

Renal Resarch Institute

Located in New York City, the Renal Research Institute (RRI) is a research institution founded by Fresenius Medical Care in conjunction with Beth Israel Medical Center. It maintains more than 70 dialysis facilities – both independently and through service contracts – and cares for nearly 6,300 patients in six U.S. states. The goal of this close partnership between Fresenius Medical Care and Beth Israel Medical Center is to expand the spectrum of comprehensive services for kidney replacement therapy and to develop new technologies and therapies.

The Renal Research Institute conducts a multitude of research projects connected to kidney disease. In the past fiscal year, the RRI especially concentrated on research topics like the determination of dry weight, phosphorus binding and the effects of infection. The RRI and its affiliate research bodies issued more than 30 publications and presented a number of scientific theses and discussions papers at international conventions. The RRI also finances additional scientific studies on topics like the binding of trace elements, maintains close research relationships with universities in New York, North Carolina and Michigan and finances the research projects conducted there.

Kidney failure and secondary diseases – for the RRI an additional research area full of possibilities for innovative solutions.

The multifaceted scientific activities of the RRI will direct their focus, also in the future, on the implementation of new technologies and additional basis studies on comorbidity, which means the appearance of other diseases related to dialysis. Here, the RRI follows a two-part strategy: both optimizing treatment quality via research results and achieving increased effectiveness, keeping both ambulant and in-center haemodialysis in mind.

Laboratory services

Laboratory services play an important role in monitoring the quality of dialysis treatment and in determining the general health of our patients. With our subsidiary Spectra Renal Management, we are the USA's leading provider of laboratory services for dialysis patients in the U.S. We also offer our laboratory services to patients and clinics outside the Fresenius Medical Care network. In the previous fiscal year, we conducted more than 36 million laboratory tests for more than 115,000 patients. The market share in this sector lies at approximately 40%.

Fresenius Medical Care Extracorporeal Alliance

By acquiring a business segment of the Everest Healthcare Corporation and Edwards Lifesciences, Inc. in 2001, we founded a new, future-oriented business unit – Fresenius Medical Care Extracorporeal Alliance. This unit is presently not yet consolidated. After less than two years, we are one of the largest provider of extracorporeal services for hospitals in the U.S.

With more than 200,000 treatments in more than 500 hospitals we are one of the leading provider of extracorporeal therapies.

We profit from the increasing cost pressure that hospitals are subject to. In order to reduce their spending, these hospitals outsource more and more of their services to external specialists. Fresenius Medical Care Extracorporeal Alliance has used its long years of experience in dialysis and has positioned itself, above and beyond these core competencies, as a service provider in the field of extracorporeal services in a way that promises success. We are one of the leading U.S.-wide providers of cardiovascular perfusion, transfusion, therapeutic apheresis (targeted separation of individual blood components) and cell separation, and are therefore certain to profit from the present market environment. In the previous fiscal year we conducted more than 200,000 treatments in more than 500 hospitals. In the cardiovascular perfusion area, we now command a market share of approximately 13% in the U.S. We are still among the smaller providers in the apheresis market with a market share of approximately 4%.

Among the most important elements of our product and service range in the extracorporeal services area are minimally-invasive cardiovascular surgical procedures. These therapies, known as cardiovascular perfusion, improve blood flow within the heart. Adequate blood supply to the heart is assured with the help of angioplasty, which expands narrowed sections within blood vessels with a balloon catheter. If this surgery is insufficient, a spiral-shaped prosthesis that hold blood vessels open – a so-called stent – can be inserted as well.

A strong partner in American heart medicine – contractually guaranteed.

In the previous fiscal year we were able to close a contract with the Allina hospitals in Minneapolis. We presently supply three additional heart centers with our products and services, where we perform more than 2,000 cardiovascular surgeries per year. At the end of 2002 we held contracts with 14 hospitals within the top 100 U.S. heart centers according to the Solucient List, which appears annually. Solucient maintains the largest medical database in the U.S. and represents the largest source of information for more than 3,000 hospitals and most pharmaceutical manufacturers in the U.S.

Europe/Middle East/Africa

In the previous fiscal year, Fresenius Medical Care was able to both establish and partially expand upon its leading position in these regions. Here, with 2.4 million treatments, we registered a rise of approximately 19%. The number of treated patients grew to 15,700, which represents an increase of 13%. However, clear regional differences can be determined.

Superior dialysis innovations and improved market shares – our answer to the challenging market conditions in the Central European health care sector.

Our activities in Central Europe focused primarily on our products business. Significant cost pressure as well as a reluctance to invest and cost-saving measures on the part of the clinics characterized the business climate in this region.

Marketing our appliances for acute dialysis was one of the most important points on the agenda in Central Europe in fiscal year 2002. In comparison to classical dialysis treatment, acute dialysis is necessary in the treatment of patients with multifunctional organ failure, for example. Our new concept for acute dialysis was presented at the annual EDTA (European Dialysis and Transplant Association) and the EDTNA (European Dialysis and Transplant Nurses Association) conventions in the past fiscal year. Due to their technical and user-friendly features, we reached above-average levels of customer satisfaction with our multiFiltrate and GENIUS® dialysis machines.



The acute dialysis machine multiFiltrate has unique features that are impressive in practice and therefore convincing on the market. These include an extremely simple user interface via an integrated monitor and the especially comfortable installation of the appliance through a cassette system. An additional advantage lies in multiFiltrate's multifaceted applications. Besides classical haemofiltration and all other treatment forms implemented in acute dialysis, this appliance finds additional use in plasma therapy. It also serves as a technological platform for additional extracorporeal therapy options, especially adsorption procedures, with which additional market shares can be gained.



In contrast to classical haemodialysis machines, the GENIUS® therapy system uses a closed tank system. The dialysate is prepared individually as one batch individually and ready to use before actual dialysis begins. The essential advantage here lies in the independence from external support systems that are not commonly found in intensive care units. An electrical connection is all that is needed to carry out the dialysis treatment. This independence guarantees GENIUS®'s use in acute dialysis.

Strategic sales promotion – through further optimized customer care.

In addition to our products' technical features, cost and service optimization are determining factors for successful market introduction. Our independently operating field service for products and services for acute dialysis allowed us to make significant progress in customer care. Large clinics show especially high interest in acute dialysis therapy systems.



Despite weak market conditions, the FX-class dialyzers, along with the machines, contributed significantly to growthin Central Europe. The FX-class dialyzers' high blood-clearance performance and excellent patient compatibility levels set new standards in the market. We have been able to expand upon our already leading market position in this segment in Central Europe with the High-Flux dialyzers.

The introduction of the On-line Clearance Monitor (OCM) as an additional accessory module for our haemodialysis machine system 4008 supports the market acceptance of our machines, as it allows care personnel to determine the administered dose and document effectiveness of an individual dialysis treatment without creating additional work. With the supplementary program DC*Tool*, we offer physicians a kind of software that not only determines the exact volume of urea distribution, but also displays the chronological development of treatment quality and the patient's nutritional condition as an overview. This DC*Tool* serves as a quality-assurance measure and allows the patient's general condition to be monitored and to be adjusted correspondent therapy measures.

More efficiency, progress in therapy methods and handling comfort: the keys to success under challenging market conditions.

The new generation of peritoneal dialysis solutions with the pH-neutral solution *balance* and the bicarbonate buffered solution bica*Vera*™, received regulative approval in the spring of 2002, already contributed to positive business development in this region. With *balance*, the patient receives a pH-neutral, ready-to-use solution with a significantly minimized glucose degradation, which is less stressful for the patient. Thanks to this solution's excellent compatibility, the patient's peritoneum is under less strain and dialysis treatment can be carried out in a way that is far more comfortable for the patient.

bicaVera

balance

bica*Vera*™ is also gentle on the peritoneum. This bicarbonate-buffered solution directly corrects the body's metabolic acidosis without placing additional stress on metabolic processes. The positive market reaction to these peritoneal dialysis products results in an additional increase in our market share in Central Europe.



www.pdserve.de

The intensified activities in the Central European peritoneal dialysis area were accompanied by our new PDServe™ concept, which we introduced in Germany at the Congress for Nephrology in Düsseldorf in the past fiscal year. This concept includes innovative service and training measures that aim to further improve the quality of peritoneal dialysis treatment. Here we train doctors, nurses and caregivers as well as patients by communicating the latest research developments and experience values from the daily use of peritoneal dialysis. PDServe™ encourages practical training and continuing education and assures consistently high peritoneal dialysis treatment quality. A German web page www.pdserve.de includes concise information on all aspects of peritoneal dialysis and complements the PDServe™ concept.

The development of new measurement procedures refines and simplifies the diagnostic and therapeutic process, resulting in improved treatment quality.

One product that we would like to introduce to the market in the current fiscal year is a multifrequency bioimpendance measuring device. The measuring method allows the determination of dry weight and exact analysis of the nutritional status of dialysis patients. In contrast to the conventional, usually lengthy clinical determination procedures, this device offers, for the first time, a very promising way to more quickly and efficiently complete the analysis of the correct dry weight in dialysis practice (see also Research and Development, page 64)

We also plan to introduce a follow-up model of our already long-successful electrolyte analysis system Ionometer. The new Iomometer possesses the full capabilities of the previous models, expanded and optimized through sensible functions for simplified maintenance and handling as well as for quality assurance measures for diagnostics.


+15%
Revenue
Europe/Middle East/Africa
$ in millions
920
799
2002
2001

International – Europe/Middle East/Africa

Market Data[1]	
Total number of patients	~380,000
Patient growth p.a.	~7%

[1] Company estimates

Company Data	2002	2001
Number of patients (year-end)	15,700	13,850
Number of clincs (year-end)	210	185
Number of treatments (m)	2.4	2.0

More than 1,000 haemodialysis patients are treated in Fresenius Medical Care's dialysis clinics in France, a statistic that represents an increase in patient numbers of more than 15%. Our market share rose to more than 20% in the dialyzer area – a success we can attribute in no small measure to the impressive performance features of our FX-class dialyzers, with which we registered significant growth in sales. We lead the French market with a share of more than 40% in the area of new haemodialysis machine sales; we would like to increase our market share also in the peritoneal dialysis area with the market introduction of sleep·safe™. This simple and safe application for automatic peritoneal dialysis (APD) sets a new standard in APD. The introduction of *balance* will be one of our activities on the French peritoneal dialysis market in 2003.

Measures for implementing and optimizing our advanced dialysis program: Strategically, medically and technologically successful.

Despite ongoing cost pressures, we managed to confirm our position as market leader in dialysis services and products on the Iberian peninsula. Here, we achieved an increase in the number of patients cared for by Fresenius Medical Care that lay well above general market growth. We now treat approximately 4,000 patients in around 50 dialysis clinics in Spain, while in Portugal the number of treated haemodialysis patients rose by more than 11% to approx. 3,100. Here we operate 28 dialysis clinics, a growth of approx. 16% compared to the year before. Highlights of fiscal year 2002 include the introduction of new machines for acute dialysis and our close cooperation with locally established nephrologists. We expect further improvements in treatment quality and expect to grow more rapidly than the general market in the current fiscal year as well.

Fresenius Medical Care is a competent medical pioneer and preferred partner for haemo- and peritoneal dialysis in Europe as well.

The introduction of machines for acute dialysis and the new FX-class dialyzers were highlights of our activities in Italy. Altogether we treat approx. 1,400 patients in our 40 dialysis clinics – a gain of more than 30%. More than 1,000 patients are presently treated with the ONLINE*plus*™-System for haemodiafiltration. Haemodiafiltration is presently the most effective blood-cleansing process in kidney replacement therapy. Through the optimal removal of small and middle molecular substances and the use of endotoxin-free dialysate, the occurrence of chronic infection and related cardiovascular complications are minimized. Due to its comprehensive monitoring mechanism, the ONLINE*plus*™ system guarantees the ultrapure quality of the available dialysate. Two integrated filter systems (DiaSafe™) allow filtration of dialysis and substitutions fluid. The dialysis device automatically monitors process function as well as service life.

The ONLINE*plus*™ module contains removal ports developed in strict accordance to microbiological conditions. These ports, together with the special steam-sterilized tubing systems, optimize user comfort and minimize the risk of contamination.

The optimization of procedural organization in clinics was marked by the complete implementation of the SAP R/3 system into the processes of our Italian business areas.

Haemodialysis is also the prevalent treatment option in Great Britain, although around 30% of all dialysis patients choose peritoneal dialysis as their preferred treatment option. We have succeeded in raising the number of dialysis patients monitored by us to more than 1,000 – an increase of more than 30% against the year before – through intensified activities in the peritoneal dialysis area. We treated approx. 2,200 patients in Great Britain in the past fiscal year, a number that includes the haemodialysis patients we treat in 19 dialysis clinics. We take the leading position in the area of haemodialysis machines and dialyzers with more than a 60% market share for both products.

The general shortage of specialized clinic personnel in British clinics presented an additional challenge for our dialysis centers. In 2002 we founded a so-called "Nursing Agency" to place qualified and motivated specialized personnel in our clinics and therefore assure our high treatment quality standards.

Establishing and expanding the top position in haemodialysis is our primary goal for 2003. We are initiating various activities in the current fiscal year to achieve this goal. One such activity is a pilot project in Great Britain in the area of "Managed Care". This Disease State Management program comprises of consistently comprehensive care for dialysis patients. It includes not only the actual dialysis but also pre- and post-treatment as well as concurrent therapeutic measures. Among these are, for example, nutritional consultation for patients and optimal medical support for vascular access.

For us, global success means consistently correct action on the local level – above all through fundamental knowledge of current and expected local market conditions.

We were able to continue to expand our market shares in Southern and Eastern Europe. We treated approx. 2,450 patients in Turkey in 2002, reaching an increase of approx. 20% over the year before. Through the acquisition of two private and six previously state-operated dialysis clinics in the Slovak Republic, we were able to register a clear gain in the number of treated dialysis patients. To reinforce our position in the Eastern and South-eastern European regions, we will begin establishing and expanding dialysis clinics in Romania and Poland in 2003. This will strengthen our prior market presence as we develop from an exclusive product provider to a service provider. In the current fiscal year, our activities aim at continuing to increase the number of patients cared for by Fresenius Medical Care in the Czech Republic and Hungary as well.

We have undertaken only individual acquisitions in Scandinavia. In this region, we have concentrated our efforts on introducing single products to the market and on further improvement of treatment quality in our clinics. We will strengthen our position in the peritoneal dialysis area with the introduction of bica*Vera*™ in Northern Europe. The market introduction of FX-class dialyzers was also successful and allowed us to increase our market share in this product segment here. Expanding our market presence in the acute dialysis area more effectively than in the past is one of the most important goals of our Northern European activities. In alignment with our local acquisitions strategy, we will also continue to strengthen our network of dialysis clinics on a step-by-step basis. Already now, we are well prepared for possible regulatory changes that the introduction of the Disease State Management programs will certainly bring about.

In 2002, the markets in the Middle East and Africa in 2002 were characterized by growth in both, the haemodialysis and peritoneal dialysis areas. In addition to Tunisia, Saudi Arabia and other countries played substantial roles. Here, we have established independent business units. Through our activities in these markets – which, in comparison to those in Europe, are still small – we will to continue to strengthen Fresenius Medical Care's position as a vertically integrated provider with a complete range of products and services, as well as to progressively expand our market leading positions. As in previous years, South Africa is one of the most important markets in this region.

Asia-Pacific

In the Asia-Pacific region, we were able to increase the number of patients supported by Fresenius Medical Care by 40% to 2,700 in the past fiscal year. With growth of 17% (based on sales turnover), our product business also developed in an extraordinarily positive direction compared to the previous year. We expanded our activities in the areas of dialysis products, dialysis services and clinical training programs in 2002 and could therefore gain market shares in all business segments.

With 220,000 patients Japan is the world's second largest dialysis market – Fresenius Medical Care approaches this market with two companies.

With its approximately 220,000 dialysis patients, Japan is the most important market for dialysis products and services in the Asia-Pacific region. It is also the world's second largest market. Presently, privately-operated companies are not allowed to run dialysis clinics in Japan. For this reason, we focus – with our two companies established in Japan; the subsidiary Fresenius Medical Care Japan and Fresenius Kawasumi, a joint venture with Kawasumi Laboratories – on manufacturing products for peritoneal dialysis and haemodialysis. Commanding a dialyzer market share of approximately 16%, the polysulfone dialyzer manufactured in this location is our most important product. Due to the high demand for our dialyzer and forecast market growth, we installed an additional production line for dialysis membranes in our production facility in Inukai, which has doubled our production capacity.

Thanks to new product approvals and enhanced distributions measures, we increase our growth opportunities in Japan.

The approval of FX-class dialyzers for the Japanese market marked a major success. Based on the successful market introduction of this dialyzer series at the important Japanese Society for Dialysis Therapy (JSDT) convention in July 2002, we expect additional growth for our corporation in this segment. Supported by our extensive marketing activities, we would also like to reach significant sales increases in the present fiscal year as well.

We have expanded our product range in the area of peritoneal dialysis products by introducing our pH-neutral peritoneal dialysis solution *balance* for automated peritoneal dialysis to the market. Through the expansion of our distribution activities in the entire Japanese market, we are confident that we will attain a significant increase in both turnover and the numbers of peritoneal dialysis patients served by Fresenius Medical Care in this area.

NephroCare in Japan: Consulting for therapy and clinic management from one source.

Besides our products, we are active in an additional business sector with NephroCare Japan: consulting. Due to the structure of dialysis clinic operation in Japan – approx. 75% of all dialysis facilities are run by private nephrologists – these clinics do not necessarily function at optimal economic efficiency. As the health industry in Japan is also subject to increasing cost pressures, economic efficiency – in addition to the already excellent quality of treatment – becomes an important emphasis for the operators of dialysis facilities. Fresenius Medical Care, which operates 1,480 dialysis clinics worldwide, offers its experience with competencies in the medical and technical areas, training measures for clinic personnel and comprehensive software programs to aid in dialysis-service billing and accounting. We also offer consultation packages to further improve quality and optimize the accounting processes of all treatment steps with social health organizations and health-insurance companies. NephroCare supports Japanese nephrologists in the entire field of dialysis treatment – with both treatment and clinic management.

We have expanded upon our leading position in the greater Chinese region, including Taiwan, Mainland China and Hong Kong. Product business clearly dominates here, taking an 89% share of our total sales. In the past fiscal year, we were able to increase our turnover by approx. 40% over the year before.

Presence in the Far East: Since 2002, Fresenius Medical Care has operated its first subsidiary in Shanghai, in a growth market of the future – China.

After several years of activity carried out through a branch in Shanghai, we have established a presence in the Chinese market with an independent subsidiary, which was founded in the past fiscal year. Based on the utilization of single-use dialyzers, legally mandated since 2002, we can expect further improvements in treatment quality, obvious increases in turnover and long-term growth opportunities. We are already market leader in the People's Republic of China in the haemodialysis devices and dialyzers area.

In Taiwan, the prevalence rate - in other words, the occurrence - of patients with terminal kidney failure lies at approx. 1,650 patients per million inhabitants. Taiwan therefore occupies the top position in this region by a wide margin compared to Hong Kong with approx. 850 patients per million population and China with less than 50 patients per million population. By expanding our distribution organization, we have increased our market share of haemodialysis solutions to approx. 50%. Our service business also developed positively. The dialysis clinics managed by NephroCare Taiwan presently treat more than 1,000 patients; around 35% more than in the previous year. Measures to curb rising health-care costs in Taiwan – a public health budget that increases by a maximum of 4% per year, for example – will limit growth rates for all market competitors and encourage competition.


+25%
Revenue Asia-Pacific
$ in millions
268
2002
2001

Asia-Pacific

Market Data[1]	
Total number of patients	~390,000
Patient growth p.a.	~7%

[1] Company estimates

Company Data	2002	2001
Number of patients (year-end)	2,700	1,930
Number of clincs (year-end)	30	25
Number of treatments (m)	345,000	200,000

Our first dialysis clinic in Hong Kong opened in the fall of 2002 in cooperation with a local hospital. This center's services, like all those offered for haemodialysis in this region, are marketed under the name "Nephrocare." We reached a market share of 28% at the end of the year in the peritoneal dialysis area.

Expanding this leading market position of Fresenius Medical Care is one of the most important goals for the current fiscal year. We will introduce the PDServe™ concept in Hong Kong and Taiwan, and bring the A.N.D.Y.®-disc system for peritoneal dialysis to the greater Chinese region's market in 2002. Altogether, with its high population and the presently low prevalence rate of patients with chronic kidney failure in the People's Republic of China, the region has very strong growth potential. We expect the highest increase rates in China.



Growth rates at Fresenius Medical Care lie above the average level of the competition: clear advantages in haemodialysis and peritoneal dialysis.

The year 2002 was one of the most successful business years in the Central Asia business region. With a growth of 13% in the haemodialysis area, and a growth of 36% in the area of peritoneal dialysis we were able to register increases above the growth of the general market. In comparison, general market growth was a mere 8%. We passed an important milestone in Thailand: We increased both, our market leadership in haemodialysis and reached the top position in the peritoneal dialysis product area in the past year. Along these lines, by taking over and integrating the marketing and distribution activities of our local partner in the Philippines into our business unit, we are in a position to independently develop the full potential of our activities in this market. The successful market introduction of the A.N.D.Y.®-disc in India, Pakistan and the Philippines significantly contributed to the expansion of our market position in the area of peritoneal dialysis in these countries.

Highly modern product, service and treatment concepts for high-potential markets also guarantee success in South Korea.

Presently, we already lead the growth market for dialyzers in South Korea. With a rate of 26% peritoneal dialysis patients compared against the total number of dialysis patients, South Korea has a significantly higher portion of peritoneal dialysis patients than the regional average. Here, as in all other countries in the Central Asia-Pacific business region, we would like to become market leader or more firmly anchor our dominant position in both peritoneal dialysis and haemodialysis.

We were able to clearly increase our market share in peritoneal dialysis in the Southern Asia-Pacific region; we provided patient care for more than 565 patients at the end of the fiscal year. This indicates that we have more than doubled the number of patients treated with products by Fresenius Medical Care over the course of one year. We were especially successful in Malaysia and Australia, where we reached respective market shares of more than 19% and 12% respectively. Here, shifts in the fundamental conditions in the health-industry played an essential role.

The NephroCare business segment, active in the area of dialysis services, could also expand upon its activities, although here, growth did not meet our expectations. The reason for this lies above in the delayed process of outsourcing state-run dialysis services to privately-run organizations in the Australian health market.

Dialysis goes didactic: We promote growth of knowledge worldwide with focused training and continued education programs.

We increased our market leadership in dialysis machines for haemodialysis and related products in 2002. The CREED program (Cross Regional Education and Exchange in Dialysis), founded two years ago, also made further progress in 2002. The program, operated in cooperation with the Australian and Indonesian Nephrologists Association, should also expand outside these countries. This initiative especially encourages the construction of dialysis clinics as well as the training of doctors, nurses and technicians. We also plan to increase market penetration in the areas of both peritoneal dialysis products and haemodialysis in the current fiscal year. We place special emphasis on our dialysis services in Australia and Singapore as well as the treatment of patients with acute kidney failure. Our long-term goal is to position ourselves as a leading vertical provider of a complete product range for all dialysis treatments in all Southern Asia-Pacific countries.

Latin America

Fresenius Medical Care was able to further expand its market shares in the haemo- and peritoneal dialysis areas in fiscal year 2002. At the end of the past fiscal year, we cared for approximately 14,200 patients – a gain of 6% over the year before.

Efficient action and consciously taking advantage of synergy potentials: A success strategy that pays even in challenging markets.

Fresenius Medical Care is the market leader in Argentina. Here, our strong position is based on 76 clinics in which approx. 6,000 patients are provided with high quality therapies and products. The economic crisis in Argentina significantly influenced our activities in this country. As a result, we strengthened our local organizational structure and achieved higher capacity rates by consolidating smaller clinics. Reducing day sales outstanding – the time frame between invoicing and payment received – was also contributing to the positive development. During the past fiscal year further emphasis lay in expanding production capacities for haemodialysis products. Among these are bi*bag*®, a dry concentrate for haemodialysis and blood tubing systems. Sales of these product lines was also extended into neighboring countries and marketing activities there were expanded. As we did in most European countries, we introduced our therapy systems for acute dialysis in Latin America as well. We established a demonstration clinic in the Argentinian capital city of Buenos Aires for the GENIUS® series, which has shown excellent clinical results. While depending on the overall economic development in Argentina, we strive to improve reimbursement rates for dialysis treatments. In the year 2003 we want to utilize our production capacities, especially to increase exports into bordering countries. We will also aim to certify our production facilities according to European guidelines,


bibag®

providing even more evidence that the quality of our products manufactured in the region complies with Fresenius Medical Care's internationally valid standards.

In Brazil, the Latin American country with the largest number of dialysis patients, we were able to establish and partially expand upon our market share in peritoneal and haemodialysis despite the prevailing negative economic situation. We provided care for more than 4,600 patients in associated clinics at the end of the fiscal year 2002. Because of currency fluctuations, the consolidation of existing economic activities was a focal point in Brazil, as it was in Argentina.

We achieved increased efficiency, among other things, by implementing SAP R/3 into the process organization of our Brazilian business unit. We opened a training center in Rio de Janeiro in which we provide comprehensive continuing training to doctors, nurses and caregivers in all haemo- and peritoneal dialysis areas. Additional training programs deal with extracorporeal therapy – the treatment of blood outside the body.

We have expanded our market position in Columbia. Here, we could raise the number of patients cared for with our haemo- and peritoneal dialysis services and products to approx. 3,300. The number of haemodialysis patients increased by 6% over the previous year; the number of peritoneal dialysis patients by 15%. This growth was, to quite a degree, achieved by opening four new dialysis clinics in Colombia. Here, we expect an expansion of our market share and want to improve our sales opportunities with the introduction of GENIUS®, the therapy system for acute dialysis, in the current fiscal year.

Thanks to our extensive services and the introduction of new product lines, we are perfectly prepared for the continuing privatization in Latin American markets.

In Peru, the health-service sector's development was characterized by increased commercialization and privatization. With intensified distribution activities, we intend to further strengthen our position as a market leader in the haemodialysis services area over the long term and win additional market shares in the peritoneal dialysis product area.

In Venezuela, we are nationwide represented with 14 dialysis clinics. As the market leader with a market share of approx. 25%, we care for more than 1,200 haemo- and peritoneal dialysis patients. Fresenius Medical Care is the only corporation in this country that offers a complete range of dialysis services and products. We have opened two new dialysis clinics in the current fiscal year and improved our market penetration in the area of peritoneal dialysis with increased sales activities, to continue to secure the leading position in Venezuela.

Global Operations


-39%
Revenue Latin Amerika
$ in millions
149
2002
2001

Latin America

Market Data[1]	
Total number of patients	~140,000
Patient growth p.a.	~10%

[1] Company estimates

Company Data	2002	2001
Number of patients (year-end)	14,200	13,450
Number of clinics (year-end)	160	160
Number of treatments (m)	2.1	1.9

Taking regional differences into account means taking advantage of market opportunities all over the world. Global success is based on appropriate local action.

Mexico, economically one of the strongest countries in Latin America, is the third-largest peritoneal dialysis market in the world. Despite high dependence on the U.S. market, Mexico was able to hold its currency devaluation relatively stable. Simultaneously increasing outsourcing of previously state-supervised health services to privately operating organizations opens new market chances for all participants. In the previous fiscal year, we created an important prerequisite for additional growth opportunities by opening a factory for peritoneal dialysis products in Guadalajara. To deliver goods to the Mexican market, a company is legally required to manufacture more than 50% of its products within the country. With our new production facilities we fulfill this requirement. From now on we are in a position to deliver solutions and systems for peritoneal dialysis to public health-service providers.

We command a market share of more than 50% in machine sales in the haemodialysis area. Through the opening and acquisition of additional dialysis clinics in 2003, we continued to consolidate our market leadership position. At the end of 2002, we cared for more than 400 patients in four clinics.

Despite the presently difficult situation in Argentina and some neighboring countries, we are convinced that members of the Latin American free trade organization Mercosur will continue to provide growth markets for health-related service providers that are interesting and offer many opportunities. In the future, we expect continued high demand for high quality health services and products in the region.

Any involvement in the countries of Latin America, however, carries latent risks in light of the economic and political situation. We approach the continually challenging conditions in these countries with a resolute consolidation strategy and the expansion of strategic partnerships with local enterprises. This way, we reduce the exposure to risk factors in the currently weak phase while we establish a solid foundation for growth, which will produce positive results when general conditions improve.

 Supervisory Board and Management Board

Supervisory Board

Dr. Gerd Krick
Chairman
Chief Executive Officer of Fresenius AG
Bad Homburg v.d.H. (Germany)

Corporate Offices
Supervisory Board
- Fresenius Kabi AG (Chairman)
- Fresenius Kabi Austria GmbH
- Vamed AG (Chairman)

Other Mandates
- Vereinte Krankenversicherung AG (Supervisory Board)
- HDI Haftpflichtverband der deutschen Industrie V.a.G. (Advisory Board)
- Dresdner Bank Luxembourg S.A. (Administrative Board)
- Adelphi Capital Europe Fund, Grand Cayman (Board of Directors)
- Danube University Krems (Board of Trustees)

Stephen M. Peck
Partner, Torrey Funds LLC.
New York (USA)

Other Mandates
Supervisory Board
- Advance Auto Parts, Inc.
- Boston Life Sciences, Inc.
- Canarc Resource, Inc.

Advisory Board
- Brown Simpson Asset Management

Board of Trustees
- Mount Sinai Medical Center
- Mount Sinai Hospital
- Mount Sinai School of Medicine
- Mount Sinai /NYU Health
- Jewish Theological Seminary

Dr. Dieter Schenk
Vice Chairman
Attorney and Tax Advisor
Munich (Germany)

Other Mandates
Supervisory Board
- Deutsche BA Luftfahrtgesellschaft mbH
- Fresenius AG
- Gabor Shoes AG (Chairman)
- Greiffenberger AG (Deputy Chairman)
- TOPTICA Photonics AG (Deputy Chairman)

Dr. Theo Spettmann
Spokesman of the Management Board of Südzucker AG
Mannheim (Germany)

Other Mandates
Supervisory Board
- Berentzen-Gruppe AG (Chairman)
- Gerling Industrie Service AG
- Karlsruher Versicherungen AG

Corporate Offices
Supervisory Board
- Freiberger Lebensmittel GmbH & Co. Produktions- und Vertriebs KG
- Südzucker Verkauf GmbH (Deputy Chairman)
- Südzucker International GmbH
- Saint Louis Sucre S.A. (Chairman)

Advisory Board
- AIH Agrar-Industrie-Holding GmbH (Chairman)
- Mönnich GmbH & Co. KG (Chairman)

Administrative Board
- Raffinerie Tirlemontoise S.A.
- Südzuckergroup Export Centre S.A. (SEC) (Chairman)

Walter L. Weisman
Former Chairman of the Board and Chief Executive Officer of American Medical International, Inc.
Los Angeles (USA)

Other Mandates
Management Board
- Community Care Health Network, Inc.
- Occidental Petroleum Corporation

Board of Trustees
- California Institute of Technology (Deputy Chairman)
- Los Angeles County Museum of Art (Chairman)
- Sundance Institute (Chairman)
- Public Broadcasting Service
- Samuel H. Kress Foundation

Prof. Dr. Bernd Fahrholz
Deputy Chairman of the Managing Board, Allianz AG and Chairman of the Managing Board, Dresdner Bank AG
Frankfurt am Main (Germany)

Other Mandates
Supervisory Board
- Advance Holding AG (Chairman)
- BMW AG
- HeidelbergerCement AG
- Allianz Dresdner Asset Management GmbH
- BNP Paribas S.A.
- Dresdner Bank Luxembourg S.A. (Président)
- Dresdner Kleinwort Benson North America, Inc.

Management Board

Dr. Ben Lipps
Chairman and Chief Executive Officer for North America
Boston, Massachusetts (USA)

Dr. Emanuele Gatti
Chief Executive Officer for Europe, Latin America, Middle East and Africa
Bad Homburg v.d.H. (Germany)

Corporate Offices
Supervisory Board
- Centre d'Hémodialyse du Languedoc Mediterranéen S.A.S.
- Centre Néphrologique d'Occitanie S.A.
- NephroCare France S.A.
- Fresenius Medical Care Magyarország Egészségügyi Kft.
- Fresenius Medical Care Dializis Center Kft.

Roberto Fusté
Chief Executive Officer for Asia-Pacific
Hong Kong (China)

Dr. Ulf M. Schneider
Chief Financial Officer
Bad Homburg v.d.H. (Germany)

Corporate Offices
Supervisory Board
- Fresenius Medical Care Groupe France S.A.

Dr. Rainer Runte
Deputy Member of the Board of Management
General Counsel and Chief Compliance Officer
since March 15, 2002
Bad Homburg v.d.H. (Germany)

Corporate Offices
Supervisory Board
- Fresenius Medical Care Groupe France S.A.

1.06 Report of the Supervisory Board

The Managing Board informed the Supervisory Board comprehensively, regularly and in good time about the progress of the business activities, the situation of the company and important business transactions. On the basis of written and oral reports of the Managing Board, the Supervisory Board held a total of 4 meetings, and 8 additional video or telephone conferences. In addition, the Managing Board reported in writing on important matters. The chairman of the Supervisory Board was informed by the Managing Board of significant events, on an ongoing basis. In particular, transactions requiring approval were reviewed by the Supervisory Board and discussed with the Managing Board.

The Supervisory Board received reports on the specific business developments in the regions, in particular, again on the position regarding the introduction of single-use dialysers in North America. Discussion of the legal disputes originating with the merger with W. R. Grace & Co. in 1996, and which were concluded by settlement, was of particular importance. The Supervisory Board also dealt with the implications for the company of the German Corporate Governance Code and the Sarbanes-Oxley-Act. As in previous years, the financial development of the acquisitions made in the preceding years and the profitability of the different national subsidiaries were discussed.

The Supervisory Board has, during the reporting period, passed a resolution to establish an audit committee from the year 2003.

The Supervisory Board examined the financial statements, the management report and the proposal for the appropriation of the net profit for the year, in each case for the 2002 financial year. A representative of the auditor was present when the Supervisory Board dealt with these documents. Since the financial statements of the company are part of the consolidated financial statements of Fresenius Aktiengesellschaft, Bad Homburg v.d.H., and the latter are deemed to be exempting consolidated financial statements pursuant to Section 291 HGB [German Commercial Code], the company was not obligated to prepare (partially) consolidated financial statements in accordance with the provisions of German commercial law. The accounting, the financial statements and the management report of Fresenius Medical Care AG for the 2002 financial year were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirschaftsprüfungsgesellschaft, Frankfurt am Main, elected as auditors by resolution of the shareholders' meeting of 22 May 2002, and commissioned by the Supervisory Board; they bear the unqualified audit certificate. The auditor's reports were submitted to the Supervisory Board. The Supervisory Board noted the auditor's findings with approval. No objections are to be made to the financial statements of Fresenius Medical Care AG, even according to the final result of the review by the Supervisory Board itself.



In its meeting of March 21, 2003, the Supervisory Board approved the financial statements of Fresenius Medical Care AG for the 2002 financial year as submitted by the Managing Board, which thereby became final.

In accordance with Section 312 AktG (German Stock Corporation Act), the Managing Board prepared a report for the 2002 financial year on the relations with affiliated companies. The report contains the Managing Board's final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Managing Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted. The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

"Following our proper review and judgement, we confirm that (1) the factual statements made in the report are correct, that (2) with respect to the transactions mentioned in the report, the consideration made by the company was not disproportionate or that any disadvantages have been offset and that (3) regarding the measures reported, no major objections are to be raised to the Managing Board's judgement."

According to the final result of the review by the Supervisory Board, no objections are to be raised to the Managing Board's final statement as contained in the subordinate status report.

With effect from March 15, 2002 Dr. Rainer Runte was appointed as deputy member of the Managing Board for Legal and Compliance.

The Supervisory Board thanks the Managing Board and all the employees for their efforts and achievements in 2002.

Bad Homburg v.d.H., March 21, 2003

The Supervisory Board



Dr. Gerd Krick
Chairman

Products and Services of Fresenius Medical Care

A.N.D.Y.®·disc	New clamping system for the A.N.D.Y. *PLUS*®, which guarantees more safety and provides a user-friendly handling for patients and physicians.
A.N.D.Y. *PLUS*®	Disposable system for continuous ambulatory peritoneal dialysis.
balance	Lactate-buffered peritoneal dialysis solution in a two-compartment bag which is offered in the *stay·safe*® system. After mixing of the two compartments, the ready-to-use solution has a physiological pH and a highly reduced amount of glucose degradation products.
bi*bag*®	On-line dry bicarbonate concentrate. It's a powder for production of liquid bicarbonate concentrate for bicarbonate haemodialysis.
bica*Vera*™	Pure bicarbonate buffered peritoneal dialysis solution in a two-compartment bag which is offered in the stay·safe system. After mixing of the two compartments, the ready-to-use solution has a physiological pH and a highly reduced amount of glucose degradation products.
BioAdequacy™	Approach designed to give dialysis patients the best possible care on the basis of biocompatible products and procedures. BioAdequacy™ aims to increase the life expectancy and improve the quality of life of patients with kidney failure.
Blood Temperature Monitor™ (BTM™)	Module for the haemodialysis machines to measure the blood temperature and to actively control e.g. the body temperature of the dialysis patient.
Blood Volume Monitor™ (BVM™)	Module for the haemodialysis machines to measure the relative blood volume and actively control fluid removal from the patient in order to reduce severe complications during dialysis treatment.
DiaSafe®	Filter for the production of ultra pure dialysis fluid during haemodialysis.
Fresenius Polysulfone® dialyzer	Dialyzer containing the unique Fresenius Polysulfone® membrane.
FX-class Dialyzer	A new class of dialyzers with increased performance and outstanding biocompatibility. The improved performance profile has been achieved through an altogether new dialyser design concept, involving technical improvements to virtually every component of the dialysers – including the Helixone® membrane.
GENIUS®	Innovative haemodialysis therapy system based on a single pass batch system. The dialysate is prepared as one batch individually for each treatment.
Helixone®	An advanced high-flux membrane of the FX-class dialyzers, which has been developed on the basis of the Fresenius Polysulfone® membrane. Helixone® has an optimized pore size dimension and distribution which enables an efficient removal of toxins in the size range of ß2-microglobulin.
iCare Monitoring System	Web based system for monitoring dialysis treatment from a central location at night that compares actual against prescribed data while the patient sleeps. Any discrepancies from the prescribed treatment cause the system to react immediately and contact the patient providing him with saved emergency information if needed.
IQcard™	IQcard™ is used with the Fresenius Freedom™Cycler PD+ to monitor every minute of automated peritoneal dialysis therapy. Provides integrated data for patient evaluation and research models.
multiBic	A bicarbonate-buffered solution for haemofiltration.
multiFiltrate	Multifunctional acute dialysis machine used for therapy modalities in intensive care environment as well as intermittent short-time dialysis (HF).
On-line Clearance (OLC) / On-line Clearance Monitor (OCM)	Optional component of a haemodialysis machine to measure online the effective in vivo dialyzer clearance for quality assurance purposes.
ONLINE*plus*™ system	A newly introduced system for our 4008 series haemodialysis machines to perform online haemodiafiltration and online haemofiltration. Infusion fluid is prepared from dialysate by filtration in a convenient and cost-effective way.
Optiflux®	A new dialyzer generation for the U.S. featuring improved clearances rates and outstanding biocompatibility.
Premier™ Plus Double Bag	System of CAPD in which the solution bag and the tubing are preattached, resulting in fewer connections and easier interface for the patient.
Prometheus®	Novel extracorporeal blood purification system, used for patients with liver disease to support the liver in its detoxification function.

Safe-Lock®	Disposable freedom set connectology for the peritoneal dialysis. Reduces the potential for touch contamination by use of a recessed, sterile fluid pathaway.
***sleep·safe*™**	New automated peritoneal dialysis system offering the full range of peritoneal dialysis options and a maximum of safety and comfort for the patient, physician and nurse.
Snap™	Provides a safe, simple method of disconnection without the use of sealing caps or scissors for peritoneal dialysis.
***stay·safe*®**	Polyolefine based peritoneal dialysis system which is user friendly, due to a sophisticated connectology, biocompatible, safe and environmentally-friendly.
***Ultra*Care™**	Innovative and integrative treatment concept in Fresenius Medical Care's North American dialysis clinics that combines for example the single-use of Fresenius Polysulfone® High-flux single-use dialysis, On-line Clearance Monitor and ultra pure dialysis fluid.

Healthcare and Dialysis Related Terms

Albumin	A measure of the level or proteins in the blood, used to monitor the level of nutrition.
Anemia	Reduced oxygen transport capacity of the blood, measured as reduced content of haemoglobin in the blood.
Apheresis	Process of obtaining blood from a donor or patient by which certain components (thrombocytes, plasma) are separated or removed and then the remainder is re-infused.
Arterio-venous (AV) fistula	Direct, surgically created communication between an artery and a vein of the patient. This communication forms a large blood vessel to continuously supply an increased blood flow for performing haemodialysis.
Automated Peritoneal Dialysis (APD)	Machine (cycler)-supported version of peritoneal dialysis treatment usually performed during the night.
Bioimpedance	Procedure, that allows conclusions on the water content of the body. Alternating voltage electrodes measure the relationship between electrical alternating current and the electrical alternating voltage, which flows through this body.
Biocompatibility	Ability of a material, device, or system to perform without an undesired clinically significant host response.
Bloodlines	System of tubes connecting the patient's blood circulation with the device (e.g. dialyzer) during extra-corporeal dialysis treatment procedures.
CE certification	Mark which signifies compliance with the directives of the European Union for medical devices.
Clearance	A quantitative parameter to describe dialysis performance in terms of uremic toxin removal.
Composite rate	Medicare reimbursement rate for dialysis treatment.
Continuous Ambulatory Peritoneal Dialysis (CAPD)	A treatment method of peritoneal dialysis. The peritoneal dialysis solution is exchanged manually, generally four times per day.
Dialysate	Fluid used in the process of dialysis.
Dialysis	Form of renal replacement therapy, where a semi-permeable membrane – in peritoneal dialysis the peritoneum of the patient, in haemodialysis the membrane of the dialyzer – is used for the selective solute removal.
Dialyzer	Special filter used in haemodialysis for removing toxic substances and excess water from the blood. The dialyzer is sometimes referred to as the 'artificial kidney'.
Disease State Management (DSM)	Holistic concept of patient care taking into account all medical aspects in connection with an illness.
Dry weight	Targeted, optimal body weight of the patient at the end of a dialysis.
End-Stage Renal Disease (ESRD)	Terminal kidney failure accompanied by long-term complications such as renal anemia, hypertension and other cardiovascular problems, bone disease, loss of appetite and malnutrition (see also Kidney failure, chronic).
Erythropoietin (EPO)	Protein that stimulates red blood cell production. Recombinant human EPO is commonly prescribed to patients on dialysis who suffer from anemia.

FDA
U.S. Food and Drug Administration.

Health Maintenance Organization (HMO)
Special form of private health insurance in the U.S. where the insured persons are members, and the treatments are provided by contracted physicians (or member physicians) of the organization.

Haemodiafiltration (HDF)
Special mode of ESRD treatment, combining advantages of haemodialysis and haemofiltration, i.e. high elimination rates for small and large molecular weight substances via diffusive and convective mechanisms, respectively.

Haemodialysis (HD)
Treatment mode for ESRD where the blood of the patient flows outside the body through disposable bloodlines into a special filter, the dialyzer. Dialysis solution carries away waste products and excess water, and the cleaned blood is returned to the patient. The process is controlled by a haemodialysis machine, which pumps blood, adds anticoagulants, regulates the purification process and controls the mixing of the dialysis solution and its flow rate through the system. A patient typically receives three treatments per week, lasting from three to six hours each.


Anticoagulant
Blood Pump
Arterial Pressure
From the Patient
Dialysis Fluid Pump
Dialyzer
Outlet
Water
Balancing Chamber
Venous Pressure
Ultrasonic Air Detector
Heater
Concentrate Pump
Bloodlines
To the Patient
Concentrate

Haemofiltration (HF)
ESRD treatment mode, where no dialysate is used. The solutes are removed following convective forces by filtering plasma water through a semi-permeable membrane. The volume removed by filtering is balanced by substitution fluid.

High-flux dialyzers
Dialyzers containing highly permeable membranes allowing the effective removal of water and large uremic toxins such as b2-microglobulin.

Hypervolaemie
Increased blood volume.

Incidence
The incidence rate is the number of patients who are newly diagnosed with a specific disease during a certain time interval.

ISO
International Organization for Standardization.

Kidney failure, acute
Acute loss of renal function. There is a good chance for the recovery of renal function if the cause of acute kidney failure can be eliminated. Depending on the severity of renal function loss, intermittent or continuous dialysis treatment may be necessary.

Kidney failure, chronic
Chronic loss of renal function, also referred to as end-stage renal disease. The recovery of renal function is not possible, thus the patient has to be treated with renal replacement therapy, i.e. kidney transplantation or dialysis.

Medicare / Medicaid
A program under the federal U.S. Social Security Administration that reimburses health plans and providers for medical care given to qualifying individuals over 65, those with ESRD and the disabled / individuals in need.

Peritonealdialysis (PD)
Dialysis treatment method using the patient's peritoneum, the tissue which covers the inner surface of the abdominal cavity and the abdominal organs, as the dialyzing membrane for the purification of the blood. A sterile dialysis solution is introduced and removed through a surgically implanted catheter into and from the abdominal cavity of the patient to absorb toxins and excess water. Most treatments are self administered by the patient his home or workplace several times a day or during the night supported by a machine, the cycler.


Solution Bag
Peritoneum
PD-System
Catheter
Connector
Drainage Bag
Peritoneal Dialysis Solution

Polyolefines
Polymer materials, containing only carbon and hydrogen.

Polysulfone
A polymer from which dialyzer membranes are produced. It is characterized by an extreme thermal stability, chemical resistance and blood compatibility.

Prevalence
The prevalence rate is the number of all patients who have a specific disease during a certain time interval.

Ultrafiltration rate
Rate of fluid removal from the patient's blood circulation. This rate has to be chosen carefully. If the rate is too high, the cardiovascular stability of the patient is put at risk; if it is too low, the excess water cannot be removed from the patient.

Vascular access
Mode of connecting the patient's blood circulation to the dialyzer. The vascular access must allow sufficient blood flows and connection as often as necessary, normally three times weekly. An adequate vascular access is a prerequisite for haemodialysis. Compromised vascular access flow has been recognized as the single most sensitive indicator of pending access failure. The main cause of compromised access flow is blockage or stenosis at the venous anastomosis.



Xenotransplants
Transplantation of tissues or organs between two different species.

Contacts

Fresenius Medical Care AG
D - 61346 Bad Homburg v.d.H.
Tel. +49 6172 609 0
http://www.fmc-ag.com

Investor Relations
Oliver Maier
Tel. +49 6172 609 25 25
Fax +49 6172 609 23 01
e-mail: ir-fms@fmc-ag.com

North America
Investor Relations
Heinz Schmidt
Tel. +1 781 402 45 18
Fax +1 781 402 97 41
e-mail: ir-fmcna@fmc-ag.com

Public Relations
Oliver Heieck
Tel. +49 6172 609 21 01
Fax +49 6172 609 22 94
e-mail: pr-fmc@fmc-ag.com

Transfer Agent
J.P. Morgan Chase Bank
P.O. Box 842006
Boston, MA 02284-2006
USA
Tel. (800) 428 42 37
(toll-free number in the USA)
Tel. +1 781 575 43 28

Calendar 2003

Report on First Quarter 2003	**May 7, 2003**
Annual General Meeting Frankfurt a.M. (Germany)	**May 22, 2003**
Payment of Dividend	**May 23, 2003**
Report on Second Quarter 2003	**August 5, 2003**
Analysts' Meeting, Bad Homburg	August 5, 2003
Analysts' Meeting, New York	August 7, 2003
Report on Third Quarter 2003	**November 4, 2003**
Analysts' Meeting, Bad Homburg	November 4, 2003
Analysts' Meeting, New York	November 6, 2003

This annual report is also available in German and may be obtained from the Company upon request.

Dieser Geschäftsbericht liegt auch in deutscher Sprache vor.

Annual reports, interim reports and further information on the Company are also available on the Internet. Fresenius Medical Care AG on-line: www.fmc-ag.com

For printed material please contact Investor Relations.

Published by
Fresenius Medical Care AG
Investor Relations

Concept/Layout/Production colours ec gmbh, Osnabrück, www.colours-ec.de

This report contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors. The risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. We do not undertake any responsibility to update the forward-looking statements in this report.



The cover displays an epoxy resin preparation of the vascular system of a human kidney. The approximately 11cm long and only 160g heavy organ is pivotal. If both kidneys cease to function dialysis becomes necessary. Fresenius Medical Care is the world's leading provider in this field.

The State of Affairs Our Results in Numbers



Fresenius Medical Care



Closeup of fiber made of Fresenius Polysulfone®. Patients with renal failure receive dialysis treatment with this hollow fiber that features high-performance clearances and good biocompatibility.

<<< The cover of both parts of the annual report display a detail of the fiber production in our factory in St. Wendel (Germany). Polysulfone fibers are the most important components of dialyzers.

The financial statements of Fresenius Medical Care AG will be included in the consolidated financial statements of Fresenius AG. Fresenius Medical Care AG is therefore not required to prepare consolidated financial statements under German GAAP. Fresenius Medical Care filed an annual report under Form 20-F with the Securities and Exchange Commission (SEC) with additional information on the Company. Fresenius Medical Care's annual report on Form 20-F may be obtained from the Company or by shareholders in the United States by writing to:
ADR Service Center/P.O. Box 8205/Boston, MA 02266/USA/Tel. (800) 997 89 70

The audited financial statements of the Group's holding company, Fresenius Medical Care Aktiengesellschaft, will be published in the German Federal Gazette (Bundesanzeiger) and can be obtained from the Company.

Operating and Financial Review and Prospects

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care ("FMC") in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Critical Accounting Policies

The Company's reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgements made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company's financial statements, and the discussion in "Operating Results."

Recoverability of Goodwill and Intangible Assets

The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, tradenames and management contracts. At December 31, 2002, the carrying amount of goodwill amounted to $ 3,193 million and non-amortizable intangible assets amounted to $ 403 million representing in total approximately 53% of our total assets.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets* an annual impairment test of goodwill and non-amortizable intangible assets is performed at least once a year for each reporting unit, or if events occur or circumstances change that would indicate the carrying value might be impaired (See also Note 1g in our Consolidated Financial Statements).

To comply with the provisions of SFAS No. 142, the fair value of the reporting unit is compared to the reporting unit's carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital specific to that unit. Estimated cash flows are based on our budgets for the next three years, and projections for the following years based on an expected growth rate. The growth rate is based on industry and internal projections. The discount rates reflect any inflation in local cash flows and risks inherent to each reporting unit.

If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services could adversely affect our estimated future cash flows. Future adverse changes in a reporting unit's economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in the reporting units economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.

Legal Contingencies

We are party to litigation relating to a number of matters as described in Note 20 "Legal Proceedings" in our Consolidated Financial Statements. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

We regularly analyze current information including, as applicable, our defenses and provide accruals for probable contingent losses including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss.

If an unfavorable outcome is probable but the amount of loss cannot be reasonably estimated by management, appropriate disclosure is provided, but no contingent losses are accrued. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate.

Allowance for Doubtful Accounts

Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $ 914 million and $ 885 million at December 31, 2002 and 2001, respectively, net of allowances and after sales of accounts receivable under our accounts receivable facility. The allowance for doubtful accounts was $ 160 million and $ 138 million at December 31, 2002 and 2001, respectively.

The majority of our receivables relates to our dialysis service business in North America.

Health care revenues are recognized and billed at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the product business are also based on estimates and consider various factors, including aging, creditor and past collection history.

A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

Financial Condition and Results of Operations

The table, "Fresenius Medical Care AG Segment Data," presents disaggregated information for our company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters that we described in the discussion in this report entitled "Forward-Looking Statements."

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Overview

We have identified three operating segments, North America, International, and Asia Pacific, that we determined based upon how we operate and manage our businesses. For reporting purposes, we have aggregated the International and Asia Pacific segments as "International." We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments.

Each segment engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. A Management Board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States of America.

Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes the most appropriate measure in this regard is earnings before interest and taxes ("EBIT"). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization ("EBITDA") is helpful for investors as a measurement of the segment's and our ability to generate cash and to service financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our 1996 and 2003 senior credit agreements and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation herein may not be comparable to other similarly titled measures of other companies.

Our discussions relating to our consolidated financial position and results of operations for 2001 reflect the effects of the special charge recorded in that year. The discussion of the disaggregated results of operations of the North America segment and the discussion under "Corporate" exclude the effect of those special charges.

Operating Results

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. In order to facilitate a year-to-year comparison, goodwill adjusted figures for 2001, as if SFAS No. 142, *Goodwill and Other Intangible Assets*, had been adopted as of January 1, 2001, have also been provided.

Segment Data *$ in millions*	2002	2001	2001[a]
Total revenue			
North America	3,750	3,604	3,604
International	1,363	1,281	1,281
Totals	**5,113**	**4,885**	**4,885**
Inter-segment revenue			
North America	2	2	2
International	27	24	24
Totals	**29**	**26**	**26**
Total net revenue			
North America	3,748	3,602	3,602
International	1,336	1,257	1,257
Totals	**5,084**	**4,859**	**4,859**
EBITDA			
North America	630	693	693
International	292	292	292
Special charge for legal matters	–	(258)	(258)
Corporate	(16)	(24)	(24)
Totals	**906**	**703**	**703**

(a) Financial performance and certain operating results by principal business segment for the year ended December 31, 2001 as if SFAS No. 142, Goodwill and Other Intangible Assets has been adopted on January 1, 2001.

Segment Data $ in millions	2002	2001	2001[a]
Amortization and depreciation			
North America	139	247	140
International	70	76	62
Corporate	2	1	1
Totals	**211**	**324**	**203**
EBIT			
North America	491	446	553
International	222	216	230
Special charge for legal matters	–	(258)	(258)
Corporate	(18)	(25)	(25)
Totals	**695**	**379**	**500**
Interest income	18	14	14
Interest expense	(225)	(237)	(237)
Income tax expense	(182)	(91)	(109)
Minority interest	(4)	(2)	(2)
Income before extraordinary item	302	63	166
Extraordinary loss	(12)	–	–
Net income	**290**	**63**	**166**

(a) Financial performance and certain operating results by principal business segment for the year ended December 31, 2001 as if SFAS No. 142, Goodwill and Other Intangible Assets has been adopted on January 1, 2001.

Year ended December 31, 2002 compared year ended December 31, 2001

Net revenues for the year ended December 31, 2002 increased by 5% (6% at constant exchange rates) to $ 5,084 million from $ 4,859 million for the comparable period in 2001. The gross profit margin decreased from 33.7% to 32.6% in the year ended December 31, 2002 compared to the same period in 2001. This was mainly due to lower margins in North America and currency losses in Latin America (see also the discussion of our operating segments). Depreciation and amortization expense for 2002 was $ 211 million compared to $ 324 million for 2001. Amortization expense for goodwill and intangible assets not amortized any more under SFAS No. 142 was $ 121 million in 2001. Selling, general and administrative costs decreased from $ 966 million in 2001 to $ 914 million in 2002 due to the net of lower amortization mainly as a result of the adoption of SFAS No.142 and higher bad debt expense and other operating expenses. Net income for the year was $ 290 million as compared to $ 63 million in 2001. The results of operations for 2002 reflect the implementation of SFAS No. 142 as of January 1, 2002, and for 2001 the special charge for legal matters. Income before extraordinary loss in 2002 was $ 302 million compared to $ 63 million in 2001. Earnings per Ordinary share before extraordinary loss for 2002 were $ 3.12 compared to $ 0.65 in 2001.

At December 31, 2002 we owned, operated or managed 1,480 clinics compared to 1,400 clinics at the end of 2001. During 2002, we acquired 33 clinics treating a total of 2,223 patients, opened 90 clinics and combined 43 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 105,830 at December 31, 2001 to 112,200 at December 31, 2002. Approximately 16,385,000 treatments were provided in 2002; an increase of 7% from 15,250,000 treatments in 2001. Average revenue per treatment for world-wide dialysis services decreased from $ 233 to $ 226 mainly due to the decline of certain currencies compared to the U.S. dollar.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Revenue

Net revenue for the North America segment for the year ended December 31, 2002 grew by 4% from $ 3,602 million to $ 3,748 million. Dialysis care revenue increased 5% from $ 3,131 million to $ 3,293 million. The majority of the increase in dialysis care revenue resulted from a 4% increase in the number of treatments, mostly from same store growth, combined with a 1% increase due to increased revenue per treatment.

During 2002, approximately 79,600 patients were being treated in the 1,080 clinics that we own, operate or manage in the North America segment, compared to approximately 76,600 patients treated in 1,030 clinics during 2001. The average revenue per treatment excluding laboratory testing revenue increased from $ 273 in 2001 to $ 274 in 2002. Including laboratory testing the average revenue per treatment increased from $ 284 in 2001 to $ 285 during 2002. The Medicare reimbursement rate has not increased since April 1, 2001, when it was increased by 1.6%. Medicare and Medicaid account for over 66% of North America dialysis services revenue.

Dialysis products revenue decreased 4% from $ 471 million to $ 454 million. Our North America dialysis products division measures its sales performance based on its sales to the "net available external market" which is in essence patients and non-vertically integrated third party dialysis providers. The net available external market excludes certain product revenues relating to our dialysis services business and sales to other vertically integrated dialysis companies. Comparing 2002 to 2001, sales to the net available external market increased 6%.

EBITDA

EBITDA for the North America segment decreased by 9% from \$ 693 million to \$ 630 million. The EBITDA margin decreased from 19.2% to 16.8%. The main reasons were expenses related to the implementation of our *Ultra*Care™ program, an Amgen price increase for Erythropoietin ("EPO"), higher facilities lease and certification expenses and higher bad debt expense. We have completed the implementation of *Ultra*Care™ which uses, among others, the latest technology of single use, high-flux polysulfone dialyzers to improve patient outcomes and care. The shift to single use of dialyzers in *Ultra*Care™ created a higher cost per treatment compared to re-use. This extra cost was mitigated through lower personnel costs combined with cost savings on medical supplies, making the single use of dialyzers cost neutral once implementation was completed. The implementation of this program had a negative effect on our margin since the additional expenses were incurred immediately, whereas the expected cost savings have been achieved over a longer period. A one-time pension curtailment gain was partially offset by severance and payroll costs for workforce reductions.

Depreciation and Amortization

Depreciation and amortization decreased from 7% (\$ 247 million) of revenue in 2001 to 4% (\$ 139 million) in 2002. The decrease in amortization expense of \$ 108 million related almost exclusively to the accounting change required under SFAS No. 142. Adjusting the year ended December 31, 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 4% of revenue for both 2001 and 2002.

EBIT

EBIT for the North America segment increased by 10%, from \$ 446 million to \$ 491 million due to the elimination of amortization for goodwill and intangible assets with indefinite useful lives under SFAS No. 142, partially offset by the factors affecting EBITDA. Assuming SFAS No. 142 had been adopted as of January 1, 2001, EBIT would have decreased 11%, from \$ 553 million to \$ 491million. The EBIT margin over the same period decreased from 15.4% to 13.1% for the same reasons as described in EBITDA.

International Segment

Revenue

Net revenue for the International segment during 2002 grew by 6% (12% at constant exchange rates) from $ 1,257 million in 2001 to $ 1,336 million in 2002. Acquisitions contributed approximately $ 51 million (4%). Same store growth during the period was 8% ($ 104 million). These increases in revenue were offset by a $ 75 million (6%) adverse exchange rate effect, principally attributable to currency devaluation in Argentina. Including the effects of acquisitions, Asia Pacific region revenue increased $ 53 million or 25% (26% at constant exchange rates), Latin America region revenue decreased $ 95 million or 39% (an 11% increase at constant exchange rates) while European region revenue increased $ 121 million, a 15% increase (9% increase at constant exchange rates).

Total dialysis care revenue decreased during 2002 by 2% (a 19% increase at constant exchange rates) to $ 416 million from $ 426 million the same period of 2001. This decrease is a result of base business growth of $ 42 million combined with $ 40 million in growth from acquisitions offset by approximately $ 92 million due to exchange rate fluctuations.

As of December 31, 2002, approximately 32,600 patients were being treated at 400 clinics that we own, operate or manage in the International segment compared to 29,230 patients treated at 370 clinics at December 31, 2001. The average revenue per treatment decreased from $ 104 to $ 88 due to the depression of local currencies against the U.S. dollar. At constant exchange rates, revenue per treatment increased $ 3 to $ 107.

Total dialysis product revenue for 2002 increased by 11% (9% at constant exchange rates) to $ 921 million. Sales of dialyzers and peritoneal dialysis equipment more than offset a decrease in haemodialysis machine sales.

EBITDA

EBITDA for the International segment was $ 292 million for both 2002 and 2001 (a decrease of 1% at constant exchange rates). Our EBITDA margin decreased from 23.2% to 21.8% mainly due to the financial crisis in Latin America combined with growth of our business in lower margin countries.

Depreciation and Amortization

Depreciation and amortization decreased slightly from 6% ($ 76 million) to 5% ($ 70 million) of revenues for 2002 compared to 2001 mainly as a result of the implementation of SFAS No. 142, partially offset by additional depreciation and amortization for expanded production facilities in Europe and Asia Pacific. 2001 amortization expense for goodwill and intangible assets not amortized in 2002 under SFAS No. 142 amounted to $ 14 million.

EBIT

EBIT for the International segment for 2002 increased 3% (a 1% decrease at constant exchange rates) to $ 222 million due to the implementation of SFAS No. 142. Our EBIT margin decreased slightly from 17.2% to 16.6%. Adjusting 2001 as if SFAS No. 142 was implemented on January 1, 2001, EBIT decreased 3% (a decrease of 6% at constant exchange rates) with EBIT margin decreasing from 18.3% to 16.6%. As with EBITDA, this decrease was caused mainly by the financial crisis in Latin America and growth in lower margin countries.

Latin America

Our subsidiaries in Latin America contributed approximately $ 149 million (3%) of our worldwide revenue in 2002 compared to approximately $ 244 million (5%) of our worldwide revenue in 2001. EBITDA decreased from $ 36 million in 2001 to $ 14 million in 2002 while EBIT decreased from $ 21 million to $ 6 million in the same period. Our operations in Latin America were affected by the financial crisis and the currency devaluation in Argentina and other Latin America countries.

We considered the financial crisis in Latin America a triggering event. In the third quarter of this year, we completed an impairment test of our Latin America operations as required by SFAS No. 142. As of September 30, 2002, there was no impairment of long lived assets and goodwill. However, a worsening of the crisis in Argentina, a further devaluation of the Argentine peso or other Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America could result in an impairment of long lived assets and goodwill. Goodwill and long-lived assets amount to $ 26 million and $ 84 million, respectively, at December 31, 2002.

Corporate

We do not allocate "corporate costs" to our segments in calculating segment EBIT and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

Total corporate EBIT was $ (18) million in 2002 compared to $ (25) million in 2001. EBIT improved in 2002 due to a one-time recognition of $ 7 million in 2001 expenses related to 1996 merger related legal matters.

On February 14, 2002, the Company redeemed the entire $ 360 million aggregate amount outstanding of its 9% Trust Preferred Securities due 2006. The Company exercised its option to redeem the securities at a price of US$ 1,045 per $ 1,000 liquidation amount plus accrued distributions of $ 18.25 per $ 1,000 for a total redemption price of $ 1,063.25 per $ 1,000. The Company funded the redemption utilizing its 1996 Senior Credit Agreement.

An extraordinary loss of $ 12 million was incurred as a result of the early redemption of debt, consisting of $ 16 million of redemption premiums plus $ 3 million of associated debt issuance costs, less a $ 7 million tax benefit.

The following discussions pertain to our total Company costs.

Interest

Net interest expense for 2002 decreased 7% compared to 2001 mainly due to the redemption of our 9% trust preferred securities in February 2002, which we financed through our credit agreement at lower rates.

Income Taxes

The effective tax rate for the year ending December 31, 2002 was 37.5% compared to 58.4% during 2001. This decrease in the effective rate was caused by the elimination of non-deductible amortization expense due to SFAS No. 142 combined with not being able to deduct a portion of the special charge for legal matters in 2001.

Liquidity and Capital Resources

Cash Flow

Operations

We generated cash from operating activities of $ 550 million in the year ended December 31, 2002 and $ 424 million in the comparable period in 2001, an increase of about 30% over the prior year. Cash flows benefited from improved accounts receivable collections, especially in North America.

Investing

Cash used in investing activities decreased from $ 468 million to $ 281 million mainly because of lower cash acquisition payments and net capital expenditures. In 2002, we paid approximately $ 80 million ($ 38 million for the North American segment and $ 42 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In 2001, we paid approximately $ 217 million ($ 178 million for the North American segment and $ 39 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, including the cash portion of the purchase price for Everest.

In addition, capital expenditures for property, plant and equipment net of disposals were $ 201 million for the year ended December 31, 2002 and $ 251 million for the comparable period in 2001. In 2002, capital expenditures were $ 98 million in the North America segment and $ 103 million for the International segment. In 2001, capital expenditures were $ 123 million in the North America segment and $ 128 million for the International segment. The majority of our capital expenditures were used for the upgrading of existing clinics and the expansion of production facilities in North America, Germany, France, Italy, Mexico, and Brazil. Capital expenditures were approximately 4% of total revenue.

Financing

Net cash used in financing was $ 265 million in 2002 compared to cash provided by financing of $ 43 million in 2001 because our financing needs decreased due to lower borrowing for acquisitions, higher operating cash flows and lower capital expenditure. Cash on hand was $ 65 million at December 31, 2002 compared to $ 62 million at December 31, 2001.

On February 14, 2002, we redeemed the entire $ 360 million aggregate liquidation amount outstanding of our 9% Trust Preferred Securities due 2006, utilizing funds borrowed under our 1996 senior credit facility. An extraordinary loss of $ 12 million was incurred as a result of the early redemption of debt, consisting of $ 16 million of redemption premiums plus a $ 3 million write-off of associated debt issuance costs, less a $ 7 million tax benefit.

In January 2001, we completed the acquisition of Everest. Approximately one-third of the purchase price ($ 365 million) was funded by the issuance of 2.25 million Preference shares ($ 99 million) to Everest stockholders. The remaining purchase price was paid with $ 131 million cash and debt assumed ($ 135 million). This debt was subsequently retired using our senior credit facility.

In June 2001 we completed offerings of $ 225 million aggregate liquidation amount of dollar-denominated 7 7/8% Trust Preferred Securities due 2011 and € 300 million aggregate liquidation amount of euro-denominated 7 3/8% trust preferred securities due 2011.

Between July 13, 2001 and December 5, 2001 we issued four tranches of senior notes totaling € 128.5 million.

Dividends

Consistent with prior years, we will continue to follow an earnings driven dividend policy. The Managing Board will propose to the Supervisory Board a dividend of € 0.94 per ordinary share (2001: € 0.85) and € 1.00 per preference share (2001: € 0.91) for shareholder approval at the annual general meeting on May 22, 2003. The total expected dividend payment is approximately € 92 million. Our Senior Credit Agreement limits dividend payments during 2003 to $ 130 million.

Liquidity

Primary sources of liquidity have historically been cash from operations, cash from short term borrowings as well as from long term debt from third parties and from related parties and cash from issuance of Preference shares. We expect that our primary source of liquidity for 2003 will be our operations and financing activities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the twelve months ended December 31, 2002, approximately 43% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries' legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans of our Senior Credit Agreement and has been provided through the issuance of our trust preferred securities facility. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

At December 31, 2002, we had approximately $ 381 million of borrowing capacity available under the revolving portion of our senior credit facility. On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia, and certain other financial institutions. Pursuant to the agreement, the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate of up to $ 1,500 million through three credit facilities. The three facilities are a revolving facility of $ 500 million and two term loan facilities of $ 500 million each. We used the initial borrowings under the new senior credit agreements to refinance outstanding borrowings under our prior senior credit agreement and for general corporate purposes (see Note 25 of the Consolidated Financial Statements).

Our Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

Our Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance under the senior credit agreement becomes due.

After redemption of $ 360 million aggregate liquidation amount of 9% trust preferred securities on February, 14, 2002, our long-term financing under our remaining trust preferred securities begins to come due in February 2008.

National Medical Care, Inc. ("NMC"), our subsidiary, has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on October 24, 2002, when we extended its maturity to October 24, 2003.

Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable may have a material impact on our capacity to utilize the facility for our financial needs.

The settlement agreement with the asbestos creditors committee on behalf of the W.R. Grace & Co. bankruptcy estate provides for payment of $ 115 million upon confirmation of the W.R. Grace & Co. bankruptcy reorganization and approval of the settlement agreement by the U.S. Bankruptcy Court.

We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the amount and timing of these payments, which may become payable in 2003.

Obligations

The following table summarizes, as of December 31, 2002, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long term obligations, and our commitments and obligations under lines of credit and letters of credit.

Contractual Cash Obligations $ in thousands	Total	Payments due by period of 1 Year	 2 – 5 Years	 Over 5 Years
Trust Preferred Securities	1,145,281	–	–	1,145,281
Long Term Debt	1,100,959	17,374	1,056,004	27,581
Capital Lease Obligations	10,645	5,020	5,625	–
Operating Leases	847,211	180,131	538,649	128,431
Unconditional Purchase Obligations	306,195	126,671	146,314	33,210
Other Long-term Obligations	5,996	5,996	–	–
	3,416,287	**335,192**	**1,746,592**	**1,334,503**

Available Sources of Liquidity $ in thousands	Total	1 Year	Expiration per period of 2 – 5 Years	Over 5 Years
Unused Senior Credit Lines	381,445	–	381,445	–
Other Unused Lines of Credit	60,541	58,012	2,529	–
	441,986	**58,012**	**383,974**	–

The amount of guarantees and other commercial commitments at December 31, 2002 is not significant. The available sources of liquidity do not reflect the new FMC Senior Credit Agreement of February 21, 2003

Recently Issued Accounting Standards

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company adopted these statements as described in Note 1g of our Consolidated Financial Statements. The effect on prior years income is described in Note 9 of our Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company will adopt SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 will not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. It provides new guidance that modifies and supercedes the existing guidance in SFAS No. 121 and APB No. 30. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have an impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company will adopt SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of $ 11,777, net of taxes of $ 7,740, as a result of the early redemption of debt (see Note 14 of our Consolidated Financial Statements). This loss will no longer be presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others*. FIN 45 requires a guarantor to recognize a liability measured at fair value at the inception of a guarantee for obligations undertaken, including its obligation to stand ready to perform over the term of the guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. The Company adopted those disclosure requirements as of December 31, 2002. The Company has guarantees of an immaterial amount. As such, they do not materially impact the Company's financial statement.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation* to provide alternative methods for a change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirement of SFAS No. 123 to require disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect the method used had on reported results. The Company adopted the amended disclosure requirements as of December 31, 2002 (see Notes 1s and 18 of our Consolidated Financial Statements).

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 ("FIN 46") *Consolidation of Variable Interest Entities*. FIN 46 addresses the consolidation of variable interest entities by the primary beneficiary, when the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties and / or the equity investor lacks certain essential characteristics of a controlling financial interest. FIN 46 requires existing variable interest entities to be consolidated if those entities do not effectively disburse risk among the parties involved. The interpretation becomes effective at various dates in 2003 and provides various transition rules. The adoption of FIN 46 has no material impact on the Company's financial statements.

Market Risk

Quantitative and Qualitative Disclosures About Market Risk

Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

- changes in reimbursement rates;
- intense competition;
- foreign exchange rate fluctuations;
- varying degrees of acceptance of new product introductions;
- technological developments in our industry;
- uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and
- the availability of financing.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement Rates

We obtained approximately 43% of our worldwide revenue for 2002 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

We also obtain a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

Inflation

The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen Inc., our sole source supplier of EPO, covers the period from January 2002 to December 2003.

Management of Currency and Interest Rate Risks

We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the Management Board. We do not contract for financial instruments for trading or other speculative purposes. We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Currency Exposure

We conduct our business on a global basis in several major international currencies, although our operations are primarily in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have translated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. Consequently, our subsidiaries are exposed to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposures. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for hedging foreign currency exposures.

Our foreign exchange contracts contain credit risk, in that our bank counterparties may be unable to meet the terms of the agreements. We monitor the potential risk of loss with any one party from this type of risk. Our management does not expect any material losses as a result of default by the other parties. The table below provides information about our foreign exchange forward contracts at December 31, 2002. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2002, and the credit risk inherent to those contracts with positive market values as of December 31, 2002. All contracts expire within 17 months after the reporting date.

Foreign Currency Risk Management December 31, 2002 $ in thousands		**Nominal Amount**		**Fair Value**	**Credit Risk**
	2003	2004	Total		
Purchase of EUR against USD	845,200	5,034	850,234	89,758	63,143
Sale of EUR against USD	3,697	–	3,697	(163)	–
Purchase of EUR against others	153,462	16,619	170,081	5,157	5,781
Sale of EUR against others	12,735	–	12,735	14	31
Others	25,489	240	25,729	113	155
Total	**1,040,583**	**21,893**	**1,062,476**	**94,879**	**69,110**

A summary of the high and low exchange rates for the Deutsche Mark to U.S. dollars and the average exchange rates for the last five years is set forth below. As the Deutsche Mark ("DM") was replaced by the euro ("€") in the foreign exchange markets beginning in 1999, the table includes the respective rates for the euro/Dollar quotations which were applied to calculate the respective Deutsche Mark/Dollar values for 1999, 2000, 2001 and 2002, using a fixed conversion rate of DM 1.95583 = € 1.

Year ending December 31,	Year's High	Year's Low	Year's Average	Year's Close
1998 $ per DM	0.6256	0.5395	0.5685	0.5977
1999 $ per DM	0.6028	0.5121	0.5449	0.5136
1999 $ per €	1.1790	1.0015	1.0658	1.0046
2000 $ per DM	0.5311	0.4219	0.4722	0.4758
2000 $ per €	1.0388	0.8252	0.9236	0.9305
2001 $ per DM	0.4880	0.4287	0.4579	0.4506
2001 $ per €	0.9545	0.8384	0.8956	0.8813
2002 $ per DM	**0.5362**	**0.4386**	**0.4834**	**0.5362**
2002 $ per €	**1.0487**	**0.8578**	**0.9454**	**1.0487**

Interest Rate Exposure

We are exposed to changes in interest rates that affect our variable-rate based borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs. We enter into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and our accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

Our subsidiary, National Medical Care, has entered into dollar interest rate swap agreements with various commercial banks for notional amounts totaling $ 1,050 million as of December 31, 2002. National Medical Care entered into all of these agreements for purposes other than trading.

The dollar interest rate swaps effectively change National Medical Care's interest rate exposure on the majority of its variable-rate loans under our senior credit agreement ($ 862 million outstanding as of December 31, 2002), loans extended to us by Fresenius AG ($ 6 million outstanding as of December 31, 2001), and the drawdowns under our receivables financing facility (drawn as of December 31, 2002, $ 445 million) to a fixed interest rate of 5.51%. Our accounts receivable financing facility has been reflected in our consolidated financial statements as a reduction to accounts receivable.

The dollar interest rate swap agreements expire at various dates between January 2004 and December 2009. At December 31, 2002, the fair value of these agreements is $ (99.2) million.

The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swap agreements and for our significant fixed-rate long-term debt obligations.

Dollar Interest Rate Exposure December 31, 2002 $ in millions	2003	2004	2005	2006	2007	There-after	Totals	Fair Value Dec. 31, 2002
Principal payments on Senior Credit Agreement	4	55	105	105	593	–	862	862
Variable interest rate = 2.67%								
Interest rate swap agreements								
Notional amount	–	250	–	250	200	350	1,050	(99)
Average fixed pay rate = 5.51%	–	6.32%	–	4.60%	6.61%	4.95%	5.51%	–
Receive rate = 3-month $LIBOR								

Dollar Interest Rate Exposure December 31, 2002 $ in millions	2003	2004	2005	2006	2007	There- after	Totals	Fair Value Dec. 31, 2002
Company obligated mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trusts								
Fixed interest rate = 7.875% / issued in 1998	–	–	–	–	–	450	450	441
Fixed interest rate = 7.375% / issued in 1998 (denominated in DM)	–	–	–	–	–	161	161	154
Fixed interest rate = 7.875% / issued in 2001	–	–	–	–	–	222	222	216
Fixed interest rate = 7.375% / issued in 2001 (denominated in euro)	–	–	–	–	–	313	313	299

Our subsidiaries FMC Japan and Fresenius Kawasumi have entered into Yen denominated interest rate swap agreements and a Yen denominated interest rate cap agreement with a commercial bank for a notional amount of Yen 2,149 million as of December 31, 2002. The swaps change FMC Japan's and Fresenius Kawasumi's interest rate exposures on their variable-rate bank loans (Yen 1,449 million outstanding as of December 31, 2002) to a fixed interest rate of 3.00% on average. The Yen denominated interest rate swap agreements expire between March 2009 and June 2011. The cap agreement limits the interest rate risk for a notional amount of Yen 700 million as of December 31, 2002 to 2.8%. At December 31, 2002, the fair value of these agreements is $ (0.69) million. The terms of the Yen denominated interest rate hedge agreements, especially the notional amounts outstanding at any specific point of time, match the terms of the bank loans which have been borrowed from the same bank that is counterparty in the swap and cap agreements. The amount of the bank borrowings and the notional amounts of both the swap agreements and the cap agreement always coincide until the final maturities when the bank debts are completely repaid and the swap and cap agreements expire.

Compensation of Our Management Board and Our Supervisory Board

For the year ended December 31, 2002, we paid aggregate cash compensation to all members of the Management Board of € 2,886,869. The aggregate compensation fees to all members of the Supervisory Board was € 466,860 including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

During 2002 we awarded 99,600 options to purchase our preference shares without stock price target at a weighted average exercise price of € 29.68 and 57,270 options with stock price target at a weighted average exercise price of € 37.53 under the new FMC International 2001 Plan, none of which are exercisable. At December 31, 2002 Management Board members held options to acquire 111,574 Preference shares all of which were exercisable at a weighted average exercise price of € 37.37 under FMC 98 Plan 2 and 239,250 options, none of which are exercisable, under the FMC 2001 stock incentive plan.

At December 31, 2002, a loan granted to a member of our Management Board in the principal amount of $ 2,000,000, bearing interest at 6% per annum, was outstanding.

Consolidated Statements of Operations

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	Note	2002	2001
Net revenue			
Dialysis Care	1j)	3,708,903	3,557,234
Dialysis Products		1,375,194	1,302,084
		5,084,097	**4,859,318**
Costs of revenue			
Dialysis Care		2,713,341	2,521,075
Dialysis Products		714,736	699,123
		3,428,077	**3,220,198**
Gross profit		**1,656,020**	**1,639,120**
Operating expenses			
Selling, general and administrative		913,620	966,044
Research and development	1k)	47,433	35,700
Special charge for legal matters		–	258,159
Operating income		**694,967**	**379,217**
Other (income) expense			
Interest income		(18,053)	(14,305)
Interest expense		225,053	237,234
Income before income taxes, minority interest and extraordinary loss		487,967	156,288
Income tax expense	1l)	182,814	91,202
Minority interest		3,586	1,732
Income before extraordinary loss		301,567	63,354
Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $ 7,740	14	11,777	–
Net income		**289,790**	**63,354**
Basic income before extraordinary loss per Ordinary share		**3.12**	**0.65**
Fully diluted income before extraordinary loss per Ordinary share		**3.12**	**0.64**
Basic income per Ordinary share		**3.00**	**0.65**
Fully diluted income per Ordinary share		**3.00**	**0.64**
Basic income before extraordinary loss per Preference share		**3.18**	**0.70**
Fully diluted income before extraordinary loss per Preference share		**3.18**	**0.69**
Basic income per Preference share		**3.06**	**0.70**
Fully diluted income per Preference share		**3.06**	**0.69**

See accompanying notes to Consolidated Financial Statements

Consolidated Balance Sheets

At December 31, 2002 and 2001
$ in thousands, except share data

	Note	2002	2001
Assets			
Current assets			
Cash and cash equivalents	1c)	64,793	61,572
Trade accounts receivable, less allowance for doubtful accounts of $ 159,763 in 2002 and $ 138,128 in 2001	6	914,302	884,727
Accounts receivable from related parties	4	41,332	37,092
Inventories	7	372,222	346,389
Prepaid expenses and other current assets		239,172	222,135
Deferred taxes	1l), 12	189,879	227,214
Total current assets		**1,821,700**	**1,779,129**
Property, plant and equipment, net	1f), 8	917,868	838,583
Intangible assets	1g), 9	550,321	576,301
Goodwill	1g), 9	3,192,651	3,105,722
Deferred taxes	1l), 12	35,741	35,192
Other assets		261,668	181,083
Total assets		**6,779,949**	**6,516,010**

See accompanying notes to Consolidated Financial Statements

Consolidated Balance Sheets
At December 31, 2002 and 2001
$ in thousands, except share data

	Note	2002	2001
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable		185,949	198,287
Accounts payable to related parties	4	98,992	80,454
Accrued expenses and other current liabilities	10	469,228	409,047
Accrual for special charge for legal matters	3	191,130	221,812
Short-term borrowings	11	124,964	93,411
Short-term borrowings from related parties	4b)	6,000	15,005
Current portion of long-term debt and capital lease obligations	11	22,394	164,959
Income tax payable	1l), 12	178,690	176,249
Deferred taxes	1l), 12	18,027	17,999
Total current liabilities		**1,295,374**	**1,377,223**
Long-term debt and capital lease obligations, less current portion		1,089,210	735,769
Other liabilities	11	150,685	123,845
Pension liabilities	13	100,326	70,582
Deferred taxes	1l), 12	169,372	142,846
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	14	1,145,281	1,428,768
Minority interest	15	22,522	20,233
Total liabilities		**3,972,770**	**3,899,266**
Shareholders' equity:			
Preference shares, no par, € 2.56 nominal value, 53,597,700 shares authorized, 26,188,575 issued and outstanding		69,540	69,512
Ordinary shares, no par, € 2.56 nominal value, 70,000,000 shares authorized, issued and outstanding		229,494	229,494
Additional paid-in capital		2,736,913	2,735,265
Retained earnings (deficit)		154,595	(58,452)
Accumulated other comprehensive loss		(383,363)	(359,075)
Total shareholders' equity	16	**2,807,179**	**2,616,744**
Total liabilities and shareholders' equity		**6,779,949**	**6,516,010**

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	Note	2002	2001
Operating Activities			
Net income		289,790	63,354
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:			
Depreciation and amortization		210,555	323,503
Extraordinary loss on early redemption of trust preferred securities, net of tax		11,777	–
Change in deferred taxes, net		58,449	(46,401)
Loss on sale of fixed assets		690	1,010
Compensation expense related to stock options	1s), 18	1,126	1,153
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:			
Trade accounts receivable, net	6	(13,124)	(117,093)
Inventories	7	(6,519)	(30,201)
Prepaid expenses, other current and non-current assets		17,670	(28,462)
Accounts receivable from/payable to related parties		3,228	8,854
Accounts payable, accrued expenses and other current and non-current liabilities		(17,976)	183,992
Income tax payable	1l), 12	(5,748)	64,539
Net cash provided by operating activities		**549,918**	**424,248**
Investing Activities			
Purchases of property, plant and equipment	1f), 8	(239,160)	(275,225)
Proceeds from sale of property, plant and equipment	1f), 8	37,783	24,195
Acquisitions and investments, net of cash acquired	5, 24	(79,835)	(216,711)
Net cash used in investing activities		**(281,212)**	**(467,741)**

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	Note	2002	2001
Financing Activities			
Proceeds from short-term borrowings	11	88,639	117,896
Repayments of short-term borrowings	11	(68,255)	(140,420)
Proceeds from short-term borrowings from related parties	4b)	49,120	20,588
Repayments of short-term borrowings from related parties	4b)	(58,125)	(223,566)
Proceeds from long-term debt	11	417,098	465,906
Principal payments of long-term debt and capital lease obligations	11	(246,566)	(517,877)
Payments on obligation related to 1999 Settlement	2	–	(85,920)
Proceeds from issuance of trust preferred securities	14	–	470,598
Redemption of trust preferred securities	14	(376,200)	–
Increase (decrease) of accounts receivable securitization program	6	3,249	(3,464)
Proceeds from exercise of stock options	18	550	6,391
Dividends paid	16	(76,743)	(65,782)
Change in minority interest		2,095	(853)
Net cash (used in) provided by financing activities		**(265,138)**	**43,497**
Effect of exchange rate changes on cash and cash equivalents		(347)	(3,009)
Cash and Cash Equivalents			
Net increase (decrease) in cash and cash equivalents		3,221	(3,005)
Cash and cash equivalents at beginning of period		61,572	64,577
Cash and cash equivalents at end of period		**64,793**	**61,572**

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	Note	Preference Shares		Ordinary Shares	
		Number of Shares	No par value	Number of Shares	No par value
Balance at December 31, 2000		**23,765,093**	**63,644**	**70,000,000**	**229,494**
Issuance of Preference shares	16	2,250,000	5,498		
Proceeds from exercise of options	18	161,415	371		
Compensation expense related to stock options	18				
Dividends paid					
Comprehensive loss					
Net income					
Other comprehensive loss related to cash flow hedges					
Foreign currency translation adjustment					
Comprehensive loss					
Balance at December 31, 2001		**26,176,508**	**69,512**	**70,000,000**	**229,494**
Proceeds from exercise of options	18	12,067	28		
Compensation expense related to stock options	18				
Dividends paid					
Comprehensive income					
Net income					
Other comprehensive income related to cash flow hedges					
Foreign currency translation adjustment					
Minimum pension liability					
Comprehensive income					
Balance at December 31, 2002		**26,188,575**	**69,540**	**70,000,000**	**229,494**

See accompanying notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	Note	Additional paid in capital	Retained earnings (deficit)	Accumulated other comprehensive loss			Total
				Foreign currency translation	Cash Flow Hedges	Minimum Pension Liability	
Balance at December 31, 2000		**2,634,606**	**(56,024)**	**(192,970)**			**2,678,750**
Issuance of Preference shares	16	93,485					98,983
Proceeds from exercise of options	18	6,020					6,391
Compensation expense related to stock options	18	1,153					1,153
Dividends paid			(65,782)				(65,782)
Comprehensive loss							
Net income			63,354				63,354
Other comprehensive loss related to cash flow hedges					(50,683)		(50,683)
Foreign currency translation adjustment				(115,422)			(115,422)
Comprehensive loss							(102,751)
Balance at December 31, 2001		**2,735,265**	**(58,452)**	**(308,392)**	**(50,683)**		**2,616,744**
Proceeds from exercise of options	18	522					550
Compensation expense related to stock options	18	1,126					1,126
Dividends paid			(76,743)				(76,743)
Comprehensive income							
Net income			289,790				289,790
Other comprehensive income related to cash flow hedges					33,501		33,501
Foreign currency translation adjustment				(38,432)			(38,432)
Minimum pension liability						(19,357)	(19,357)
Comprehensive income							265,502
Balance at December 31, 2002		**2,736,913**	**154,595**	**(346,824)**	**(17,182)**	**(19,357)**	**2,807,179**

See accompanying notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

$ in thousands, except share data

1. The Company and Summary of Significant Accounting Policies

Fresenius Medical Care AG and subsidiaries ("FMC" or the "Company"), is an integrated provider of kidney dialysis products and dialysis care. FMC was created by conversion of Sterilpharma GmbH, a limited liability company incorporated in 1975, into a stock corporation (Aktiengesellschaft). The resolutions for this conversion were adopted by a shareholder meeting on April 17, 1996. On September 30, 1996, FMC initiated a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co. ("W.R. Grace"). Pursuant to that Agreement, Fresenius AG contributed Fresenius Worldwide Dialysis or FWD, its global dialysis business, including its controlling interest in Fresenius USA, Inc. ("FUSA"), in exchange for FMC Ordinary shares. Thereafter, FMC, in exchange for Ordinary shares, acquired: (i) all of the outstanding Common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc. ("NMC"), its global dialysis business; and (ii) the publicly-held minority interest of FUSA.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Summary of Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include all material companies in which the Company has legal or effective control. The equity method of accounting is used for investments in associated companies (20% to 50% owned). All significant intercompany transactions and balances have been eliminated. All other investments are accounted for at cost.

b) Classifications

Certain items in prior years' consolidated financial statements have been reclassified to conform with the current year's presentation. Net operating results have not been affected by the reclassifications.

c) Cash and Cash Equivalents

Cash and cash equivalents represent cash and certificates of deposit with original maturity dates of three months or less at origination.

d) Allowance for Doubtful Accounts

Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history.

e) Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.

f) Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 8 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2002 and 2001 was $ 3,248 and $ 3,532, respectively.

g) Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued and the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*. Accordingly, the purchase method of accounting is used for all business combinations. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

The Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, effective January 1, 2002. Upon adoption of SFAS No. 142, pursuant to SFAS

No. 141, the Company evaluated its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and reclassified amounts allocated to assembled workforce of $ 3,721 to goodwill in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142 the Company reassessed the useful lives and residual values of all intangible assets acquired with finite useful lives, and had no significant amortization period adjustments. The Company identified trade names and management contracts as intangible assets with indefinite useful lives. Pursuant to SFAS No. 142, intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (see Impairment).

Prior to the adoption of SFAS No. 142, goodwill was amortized over its estimated useful life ranging from 20 to 40 years. As of January 1, 2002, in accordance with SFAS No. 142, goodwill and identifiable intangibles with indefinite lives are no longer amortized, but tested annually for impairment.

To accomplish the provisions of SFAS No. 142 and to evaluate the recoverability of goodwill, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Assembled workforce was classified into goodwill. In the next step the Company compared the fair value of each reporting unit to the reporting unit's carrying amount. Fair value is determined using a discounted cash flow approach. In the case that the fair value of the reporting unit is less than its book value, a second step is performed which compares the fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the book value, the difference is recorded as an impairment.

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying value. An intangible assets fair value is determined using a discounted cash flow approach and other appropriate methods.

In connection with its annual impairment test the Company determined that neither the goodwill nor the other intangible assets were impaired. The Company did not record any impairment charges in 2002. For further information refer to Note 9.

h) Derivative Financial Instruments

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and*

Hedging Activities as amended by SFAS No. 138, on January 1, 2001. The Company utilizes derivative financial instruments including forward currency contracts and interest rate swaps. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities at fair value.

Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of the forecasted transaction in the same period as the forecasted transaction affects earnings.

Changes in the fair value of interest rate swaps that are designated as cash flow hedges and effectively convert variable interest payments into fixed interest payments are deferred in accumulated other comprehensive income. The interest rate agreements are accounted for on an accrual basis, i.e. the interest payable and the interest rate receivable under the terms of the swaps are accrued and recorded as an adjustment to the interest or related expense of the designated liability or obligation.

Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date at amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are deferred and recorded in income over the remaining period of the original swap agreement if the corresponding debt is still outstanding. Gains and losses arising from interest differential on contracts that hedge specific borrowings are recorded as a component of interest expense over the life of the contract. In the event the hedged asset or liability is terminated, sold, or otherwise disposed of, the gain or loss on the interest rate swap would be matched with the offsetting gain or loss of the related item (see Note 21).

i) Foreign Currency Translation

For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of SFAS No. 52, *Foreign Currency Translation*. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in accumulated other comprehensive income. In addition, the translation adjustments of certain intercompany borrowings not denominated in U.S. dollars, which are considered foreign equity investments, are reported in accumulated other comprehensive income.

Gains and losses resulting from the translation of revenues, expenses and intercompany borrowings, which are not considered equity investments, are included in selling, general and administrative expense. Translation losses amounted to $ 7,352 in 2002, and gains amounted to $ 3,892 in 2001.

j) Revenue Recognition Policy

Health care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with these third party payors. Medicare and Medicaid programs are billed at pre-determined rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

Product revenues are recognized when title to the product passes to the customers either at the time of shipment, upon receipt by the customer or upon any other terms that clearly define passage of title. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales are made.

k) Research and Development expenses

Research and development expenses are expensed as incurred.

l) Income Taxes

In accordance with SFAS No. 109, *Accounting for Income Taxes*, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 12).

m) Impairment

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which was adopted by the Company effective January 1, 2002. SFAS No. 144 modifies the existing guidance in SFAS No. 121 and APB Opinion No. 30. In accordance with SFAS No. 144, the Company reviews the carrying value of its long lived assets or asset groups to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flow directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses various valuation factors, including market prices and present value techniques to assess fair value.

In accordance with SFAS No. 144, long lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long lived assets to be disposed of other than by sale are considered to be held and used until disposal.

n) Debt Issuance Costs

Costs related to the issuance of debt are amortized over the term of the related obligation.

o) Self-Insurance Programs

A major subsidiary of the Company is self-insured for professional, product and general liability, auto and workers' compensation claims up to predetermined amounts above which third-party insurance applies. Estimates are made for both reported and incurred but not reported claims. The estimates are based on actuarial projections using various factors including recent history of claims and expected claims development.

p) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

q) Concentration of Credit Risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing and other medical ancillary services. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral.

Approximately 43% and 42% of the Company's worldwide revenues are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in 2002 and 2001, respectively.

r) Earnings per Preference share and Ordinary share

Basic net income per Preference share and basic net income per Ordinary share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of Ordinary and Preference shares outstanding. Basic earnings per share are computed by dividing net income less preference amounts and distributions earned by convertible investment securities by the weighted average number of Ordinary shares and Preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive Ordinary shares and Preference shares that would have been outstanding during the year.

The awards granted under the FMC stock incentive plans (see Note 18), are potentially dilutive equity instruments.

s) Stock Option Plans

The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, as allowed by SFAS No. 123, *Accounting for Stock-Based Compensation,* subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, *Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123*. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

Stock Option Plans
$ in thousands, except share data

	2002	2001
Net income as reported	289,790	63,354
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,126	1,153
Deduct: Total stock-based employee compensation expense determind under fair value method for all awards, net of related tax effects	(11,951)	(13,223)
Pro forma	278,965	51,284
Basic net income per Ordinary share		
As reported	3.00	0.65
Pro forma	2.88	0.52
Basic net income per Preference share		
As reported	3.06	0.70
Pro forma	2.94	0.57
Fully diluted net income per Ordinary share		
As reported	3.00	0.64
Pro forma	2.88	0.51
Fully diluted net income per Preference share		
As reported	3.06	0.69
Pro forma	2.94	0.56

t) Recent Pronouncements and Accounting Changes

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. The Company adopted these statements as described in Note 1g. The effect on prior years income is described in Note 9.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company will adopt SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 will not have a material impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. It provides new guidance that modifies and supercedes the existing guidance in SFAS No. 121 and APB No. 30. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have an impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company will adopt SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of $ 11,777, net of taxes of $ 7,740, as a result of the early redemption of debt (see Note 14). This loss will no longer be presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).* This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others*. FIN 45 requires a guarantor to recognize a liability measured at fair value at the inception of a guarantee for obligations undertaken, including its obligation to stand ready to perform over the term of the guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. The Company adopted those disclosure requirements as of December 31, 2002. The Company has guarantees of an immaterial amount, and as such do not materially impact the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods for a change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirement of SFAS No. 123 to require disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect the method used had on reported results. The Company adopted the amended disclosure requirements as of December 31, 2002 (see Notes 1s and 18).

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 ("FIN 46") *Consolidation of Variable Interest Entities*. FIN 46 adresses the consolidation of variable interest entities by the primary beneficary, when the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties and/or the equity investor lacks certain essential characteristics of a controlling financial interest. FIN 46 requires existing variable interest entities to be consolidated if those entities do not effectively disburse risk among the parties involved. The interpretation becomes effective at various dates in 2003 and provides various transition rules. The adoption of FIN 46 has no material impact on the Company's financial statements.

2. Special Charge for 1999 Settlement

On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. ("NMC") and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement"). In anticipation of the Settlement, the Company recorded a special pre-tax charge against its consolidated earnings in 1999 totaling $ 601,000 ($ 419,000 after tax).

In 2001, FMCH made a final payment to the U.S. Government of $ 85,900 pursuant to the Settlement. In addition, FMCH received a final payment of $ 5,200 in the first quarter of 2001 from the U.S. Government, related to FMCH's claims for outstanding Medicare receivables. The letter of credit, purchased to secure the settlement payment obligation, was closed out with the last payment.

3. Special Charge for Legal Matters

In the fourth quarter of 2001, the Company recorded a $ 258,159 ($ 177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the Grace Chapter 11 Proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 20).

The Company accrued $ 172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of Grace's Chapter 11 Proceedings. In addition, that amount included the estimated costs of defending the Company in all litigation arising out of Grace's Chapter 11 Proceedings (see Note 20).

The Company included $ 55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies (see Note 20).

The remaining amount of the special charge ($ 30,636) was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

At December 31, 2002, there is a remaining balance of $ 191,130 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the year ended December 31, 2002, $ 32,973 in payments were applied against the accrued special charge for legal matters.

4. Related Party Transactions

a) Shared Services

The Company entered into service agreements with Fresenius AG, the majority shareholder, and certain affiliates of Fresenius AG to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, legal and environmental consultation and administration, insurance, central purchasing, tax services and treasury services. In the opinion of management, expenses for these services are indicative of the actual expenses that would have been incurred if the Company had been operating as an independent entity.

For the years 2002 and 2001, amounts charged from Fresenius AG to FMC under the terms of the agreements are $ 23,012 and $ 19,117, respectively. FMC also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, plant administration, patent administration and warehousing. FMC charged $ 10,142 and $ 6,134 for services rendered to Fresenius AG in 2002 and 2001, respectively.

Under operating lease agreements entered into with Fresenius AG, FMC paid Fresenius AG $ 10,401 and $ 9,239 during 2002 and 2001, respectively. The majority of the leases expire in 2006 with options for renewal.

b) Financing Provided by Fresenius AG

At December 31, 2002, the Company had short-term loans outstanding of $ 6,000, which bore interest at an average rate of 2.22%. At December 31, 2001, the Company had short-term loans outstanding of $ 15,000 which bore an average interest rate of 2.73%. Interest expense on these borrowings was, $ 359 and $ 6,887 for the years 2002 and 2001, respectively.

c) Products

During the years ended December 31, 2002 and 2001, the Company recognized sales of $ 25,986 and $ 24,063, respectively, to Fresenius AG and affiliates. During 2002 and 2001, the Company made purchases from Fresenius AG and affiliates in the amount of $ 23,703 and $ 19,703, respectively.

d) Other

During 1999, the Company granted to a member of the Management Board a five-year unsecured loan of $ 2,000 with interest at 6.0% per annum. Only interest is due during the first four years of the term, with both principal and interest due in the fifth year. The Company may call the loan at any time and the loan can be repaid without penalty, at any time during the period of the loan.

A member of the Company's Supervisory Board is a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $ 292 and $ 368 in 2002 and 2001, respectively.

A member of the Company's Supervisory Board is the chairman of the management board of a bank that served as one of two joint global coordinators of a public offering of Preference shares conducted by the Company in 2000. The Company paid the bank $ 10,438 in underwriting fees and commissions in 2000. In 2001, affiliates of the bank served as co-lead manager, and as an initial purchaser of a global offering of trust preferred securities. The Company paid fees and commissions of $ 6,808 in total to the coordinators of the offering. The bank is also a lender and one of the Managing Agents under both the Company's original senior credit agreement and the new senior credit agreement dated February 21, 2003 (see Notes 11 and 25). The Chairman and Vice Chairman of the Company's Supervisory Board are members of the Management Board and Supervisory Board, respectively, of Fresenius AG, the majority holder of FMC's Ordinary shares.

5. Acquisitions and Investments

The Company acquired certain health care and distribution facilities and other investments for a total consideration of $ 87,876 and $ 461,079 in 2002 and 2001, respectively. All acquisitions have been accounted for as purchase transactions and, accordingly, are included in the results of operations from the dates of acquisition. The excess of the total acquisition costs over the fair value of the tangible net assets acquired was approximately $ 82,000 and $ 367,000 for 2002 and 2001, respectively.

In 2002, the Company mainly acquired individual dialysis clinics providing dialysis therapy. The consideration consisted of cash of $ 79,835 and assumed debt of $ 8,041.

In January 2001, the Company acquired Everest Healthcare Services Corporation ("Everest") for $ 365,000. The Everest operations acquired consist of approximately 70 clinics facilities providing dialysis therapy to approximately 6,800 patients in the eastern and central United States. Approximately $ 99,000 was funded by the issuance of 2.25 million Fresenius Medical Care AG Preference shares to the Everest shareholders. The remaining purchase price was paid with $ 131,000 cash and assumption of $ 135,000 of debt. In 2001, aggregate consideration for all acquisitions consisted of cash of $ 216,711, assumed debt of $ 144,889 and $ 99,479 in Preference shares.

6. Sale of Accounts Receivable

NMC has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. NMC Funding Corporation is not consolidated as it does not meet the control criteria of SFAS No. 140. The retained interest in accounts receivable is reflected on the face of the balance sheet net of uncollected accounts to approximate fair value. The Company has a servicing obligation to act as collection agent on behalf of the Transferor. An amendment was made on October 24, 2002, extending its maturity to October 23, 2003.

At December 31, 2002 and 2001, $ 445,249 and $ 442,000, respectively, had been received pursuant to such sales and are reflected as reductions to accounts receivable. The Transferor pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate was approximately 1.48% for $ 429,249 and 1.89% for $ 16,000 at year-end 2002. Under the terms of the agreement, new interests in accounts receivable are sold without recourse as collections reduce previously sold accounts receivable. The costs related to such sales are expensed as incurred and recorded as interest expense and related financing costs. There were no gains or losses on these transactions.

7. Inventories

As of December 31, 2002 and 2001, inventories consisted of the following:

Inventories $ in thousands	2002	2001
Raw materials and purchased components	79,760	67,415
Work in process	26,233	23,744
Finished goods	196,830	181,846
Health care supplies	69,399	73,384
Inventories	**372,222**	**346,389**

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $ 306,000 of materials, of which $ 127,000 is committed at December 31, 2002 for fiscal year 2003. The terms of these agreements run 1 to 6 years. Inventories as of December 31, 2002 include $ 21,204 of EPO which is supplied by a single source supplier in the United States. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. In 2002, revenues from EPO accounted for approximately 23% of total revenue in the North America segment.

8. Property, Plant and Equipment

As of December 31, 2002 and 2001, property, plant and equipment consisted of the following:

Aquistions or Manufacturing Costs $ in thousands	Balance at January 1, 2002	Currency change	Acquistion of businesses	Additions	Reclassi-fications	Disposals	Balance at Dec. 31, 2002
Land and improvements	23,124	(132)	–	574	(284)	(207)	23,075
Buildings and improvements	479,107	3,403	621	60,699	52,542	(10,121)	586,251
Machinery and equipment	807,544	56,431	14,352	127,819	74	(57,439)	948,781
Machinery, equipment and rental equipment under capitalized leases	16,884	1,401	400	4,549	10,730	(1,743)	32,221
Construction in progress	93,144	907	114	23,165	(54,423)	(650)	62,257
Property, plant and equipment	**1,419,803**	**62,010**	**15,487**	**216,806**	**8,639**	**(70,160)**	**1,652,585**

Depreciation expense for property, plant and equipment amounted to $ 158,126 and $ 147,945 for the years ended December 31, 2002 and 2001, respectively.

Depreciation/Amortization $ in thousands	Balance at January 1, 2002	Currency change	Acquistion of businesses	Additions	Reclassi-fications	Disposals	Balance at Dec. 31, 2002
Land and improvements	568	58	–	6	(361)	(49)	222
Buildings and improvements	146,333	1,114	225	43,959	7,191	(6,554)	192,268
Machinery and equipment	425,600	41,256	3,350	108,611	(5,371)	(47,584)	525,862
Machinery, equipment and rental equipment under capitalized leases	7,472	1,155	174	5,541	3,478	(1,598)	16,222
Construction in progress	1,247	11	133	9	(1,257)	–	143
Property, plant and equipment	**581,220**	**43,594**	**3,882**	**158,126**	**3,680**	**(55,785)**	**734,717**

Book Value $ in thousands	Balance at December 31, 2002	Balance at December 31, 2001
Land and improvements	22,853	22,556
Buildings and improvements	393,983	332,774
Machinery and equipment	422,919	381,944
Machinery, equipment and rental equipment under capitalized leases	15,999	9,412
Construction in progress	62,114	91,897
Property, plant and equipment	**917,868**	**838,583**

Included in property, plant and equipment as of December 31, 2002 and 2001 were $ 89,754 and $ 70,496, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and haemodialysis machines which the Company leases to physicians under operating leases. Identification of the rental income from the Company's leasing activities is not practicable as the Company's return on the machines is received through contractual arrangements whereby a premium is charged for other support equipment and supplies sold during the life of the lease.

Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $ 16,222 and $ 7,472 at December 31, 2002 and 2001, respectively.

9. Intangible Assets and Goodwill

As of December 31, 2002 and 2001, intangible assets other than goodwill consisted of the following:

Acquisitions or Manufacturing Costs $ in thousands	Balance at January 1, 2002	Currency change	Acquistion of businesses	Additions	Reclassi-fications	Disposals	Balance at Dec. 31, 2002	Average useful life
Amortizable Intangible Assets								
Patient relationships	241,192	(1,537)	9,349	193	–	(128)	249,069	7
Patents	12,795	1,460	–	36	471	(367)	14,395	16
Distribution rights	8,115	1,591	520	–	–	–	10,226	9
Other	138,897	1,663	7,556	3,809	4,302	(910)	155,317	9
	400,999	**3,177**	**17,425**	**4,038**	**4,773**	**(1,405)**	**429,007**	
Non-Amortizable Intangible Assets								
Tradename	252,595	645	–	–	–	–	253,240	
Management contracts	204,964	–	–	–	–	–	204,964	
	457,559	**645**	**–**	**–**	**–**	**–**	**458,204**	
Intangible Assets	**858,558**	**3,822**	**17,425**	**4,038**	**4,773**	**(1,405)**	**887,211**	
Goodwill	**3,612,179**	**7,598**	**77,154**	**5,778**	**(1,735)**	**(3,783)**	**3,697,191**	

Depreciation/ Amortization $ in thousands	Balance at January 1, 2002	Currency change	Acquistion of businesses	Additions	Reclassi-fications	Disposals	Balance at Dec. 31, 2002
Amortizable Intangible Assets							
Patient relationships	157,173	(384)	–	34,745	37	–	191,571
Patents	10,275	1,312	–	833	(4)	(98)	12,317
Distribution rights	4,004	880	–	1,002	–	–	5,886
Other	56,004	1,406	129	15,849	(418)	(754)	72,217
	227,456	**3,214**	**129**	**52,429**	**(385)**	**(852)**	**281,991**
Non-Amortizable Intangible Assets							
Tradename	32,893	98	–	–	–	–	32,991
Management contracts	21,908	–	–	–	–	–	21,908
	54,801	**98**	**–**	**–**	**–**	**–**	**54,899**
Intangible Assets	**282,257**	**3,312**	**129**	**52,429**	**(385)**	**(852)**	**336,890**
Goodwill	**506,457**	**2,063**	**–**	**–**	**(250)**	**(3,730)**	**504,540**

Book Value $ in thousands	Balance at December 31, 2002	Balance at December 31, 2001
Amortizable Intangible Assets		
Patient relationships	57,498	84,019
Patents	2,078	2,521
Distribution rights	4,340	4,111
Other	83,100	82,892
	147,016	**173,543**
Non-Amortizable Intangible Assets		
Tradename	220,249	219,702
Management contracts	183,056	183,056
	403,305	**402,758**
Intangible Assets	**550,321**	**576,301**
Goodwill	**3,192,651**	**3,105,722**

The related amortization expenses (including amortization for goodwill, tradename and management contracts in 2001) are as follows:

Aggregate Amortization Expense $ in thousands	
2001	176,260
2002	**52,429**

Estimated Amortization Expense $ in thousands	
2003	31,320
2004	25,897
2005	21,247
2006	16,786
2007	10,314

Goodwill

Increases in the carrying amount of goodwill are a result of this year's acquisitions totaling $ 81,394 (See Note 5). The segment detail is as follows:

Goodwill $ in thousands	North America	International	Corporate	Total
Balance as of January 1, 2002	2,899,398	206,324	–	3,105,722
Goodwill acquired during year, net	40,928	40,466	–	81,394
Currency Translation	–	5,535	–	5,535
Balance as of December 31, 2002	**2,940,326**	**252,325**	**–**	**3,192,651**

Had the Company determined amortization expense under SFAS No. 142 in 2001, the net income recognized in the years ended December 31, 2001 would have been increased to the amounts indicated below:

$ in thousands	2002	2001
Net income	289,790	63,354
Net income adjusted	289,790	166,129

Reconciliation of net income to adjusted net income and earnings per share to adjusted earnings per share:

$ in thousands	2002	2001
Reported net income	289,790	63,354
Add back: Goodwill amortization		94,958
Add back: Tradenames amortization		3,797
Add back: Management contract amortization		4,020
Adjusted net income	289,790	166,129
Basic income per Ordinary share		
Reported net income	3.00	0.65
Goodwill amortization		0.99
Tradenames amortization		0.04
Management contract amortization		0.04
Adjusted net income	3.00	1.72
Fully diluted income per Ordinary share		
Reported net income	3.00	0.64
Goodwill amortization		0.99
Tradenames amortization		0.04
Management contract amortization		0.04
Adjusted net income	3.00	1.71
Basic income per Preference share		
Reported net income	3.06	0.70
Goodwill amortization		0.99
Tradenames amortization		0.04
Management contract amortization		0.04
Adjusted net income	3.06	1.77

$ in thousands	2002	2001
Fully diluted income per Preference share		
Reported net income	3.06	0.69
Goodwill amortization		0.99
Tradenames amortization		0.04
Management contract amortization		0.04
Adjusted net income	**3.06**	**1.76**

10. Accrued Expenses and Other Current Liabilities

As at December 31, 2002 and 2001 accrued expenses and other current liabilities consisted of the following:

$ in thousands	2002	2001
Accrued salaries and wages	121,212	99,639
Accounts receivable credit balances	63,773	57,386
Accrued insurance	48,165	39,308
Accrued interest	35,861	31,113
Accrued operating expenses	33,369	29,754
Derivatives	28,656	5,910
Withholding tax and VAT	20,538	21,282
Accrued physician compensation	19,211	17,481
Commissions	14,877	12,839
Bonuses and rebates	10,324	4,610
Deferred income	8,359	6,945
Accrued legal and compliance costs	5,821	5,204
Other	59,062	77,576
Total accrued expenses and other current liabilities	**469,228**	**409,047**

11. Debt and Capital Lease Obligations

Short term borrowings

Short-term borrowings from third parties of $ 124,964 and $ 93,411 at December 31, 2002, and 2001, respectively, represent amounts borrowed by certain of the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2002, and 2001 was 4.67% and 6.26%, respectively. For information regarding short-term borrowings from affiliates see Note 4b.

Excluding amounts available under the Senior Credit Agreement (as described below), at December 31, 2002, FMC had $ 60,541 available under such commercial bank agreements. Some of these lines of credit are secured by the individual borrowers' accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.

Long-term borrowings

As of December 31, 2002 and 2001, long-term debt and capital lease obligations consisted of the following:

$ in thousands	2002	2001
1996 Senior Credit Agreement	861,900	695,801
Capital leases	10,645	12,412
Euro Notes	134,758	113,247
Other	104,301	79,268
	1,111,604	**900,728**
Less current maturities	(22,394)	(164,959)
	1,089,210	**735,769**

1996 Senior Credit Agreement

The Company was party to a bank agreement dated September 27, 1996 (hereafter "1996 Senior Credit Agreement") with Bank of America, N.A., The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank Aktiengesellschaft and certain other lenders (collectively, the "Lenders"), as amended, pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates two credit facilities:

– a revolving credit facility of up to $ 1,000,000 (of which up to $ 250,000 was available for letters of credit, up to $ 450,000 was available for borrowings in certain non-U.S. currencies, up to $ 50,000 was available as swing lines in U.S. dollars and up to $ 20,000 was available as swing lines in certain non-U.S. currencies) which was scheduled to expire on September 30, 2003. At December 31, 2002, the Company had $ 618,555 outstanding under the revolving credit facility, including $ 34,155 for letters of credit.

– a term loan facility of $ 277,500 at December 31, 2002, also scheduled to expire on September 30, 2003. The terms of the 1996 Senior Credit Agreement relating to the term loan facility required payments that permanently reduce the term loan facility. The repayment began in the fourth quarter of 1999 and continued with quarterly payments of $ 37,500 until February 21, 2003, when it was replaced and paid off with the 2003 Senior Credit Agreement (see Note 25).

Loans under the 1996 Senior Credit Agreement calculated interest at a base rate determined in accordance with the agreement, or at LIBOR, plus in either case an applicable margin. A fee was payable to the Lenders equal to a percentage per annum (initially 0.375%) of the portion of the 1996 Senior Credit Agreement not used.

In addition to scheduled principal payments, the 1996 Senior Credit Agreement was reduced by certain portions of the net cash proceeds from certain sales of assets, sales of accounts receivable and the issuance of subordinated debt and equity securities. The 1996 Senior Credit Agreement contained customary affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions, mainly related to dividends. Under the terms of the agreement the Company was restricted as to the level of dividends that could be paid in any calendar year, which was $ 87,000 in 2002. The Company's dividend distribution in 2002 for 2001 was $ 76,743.

Dividends from Fresenius Medical Care Holdings, Inc. ("FMCH"), a wholly owned subsidiary, were limited as a result of a restriction on dividends from its subsidiary, NMC and its subsidiaries. The restriction limited NMC dividends to 50% of its consolidated net income of the preceding year.

On May 31, 2001, the 1996 Senior Credit Agreement was amended so that the proceeds of the Preference share offerings during 2001 (see Note 16) did not trigger repayment obligations on the term loan. On June 30, 2001, the Senior Credit Agreement was amended again to increase the allowed other indebtedness of FMCH and its subsidiaries. On November 26, 2001, the payment restrictions on the 1996 Senior Credit Agreement were amended to allow for the early redemption of $ 360,000 of 9% Trust Preferred Securities on February 14, 2002 (see Note 14). This amendment also delayed the effectiveness of a more restrictive leverage ratio under the facility.

On February 25, 2002, the Company's 1996 Senior Credit Agreement was amended to clarify the impact of the special charge for legal matters (see Note 3) and the effects of certain legal proceedings on covenant computations under the facility. On September 6, 2002, the Company's 1996 Senior Credit Agreement was amended to delay the effectiveness of a more restrictive leverage ratio in order to allow redemption of the FMCH Class D Preferred stock.

At December 31, 2002, the Company had approximately $ 381,445 of additional borrowing capacity available under the revolving credit facility of the 1996 Senior Credit Agreement, including approximately $ 215,845 for additional letters of credit. No further borrowings are available under the term loan facility.

On February 21, 2003, the Company entered into a new bank agreement, which replaced the 1996 Senior Credit Agreement (see Note 25). Accordingly, the amounts due under the 1996 Senior Credit Agreement in 2003 are excluded from current liabilities.

Euro Notes

In 2001, the Company issued four tranches of senior notes ("Euro Notes") totaling € 128,500. The first tranche was for € 80,000 with a fixed interest rate of 6.16% and the second and third tranches for € 28,500 and € 15,000, respectively, with variable interest rates which averaged 4.78% in 2002. The final tranche was for € 5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

Aggregate annual payments applicable to the 1996 Senior Credit Agreement, Euro Notes, capital leases and other borrowings for the five years subsequent to December 31, 2002 (excluding borrowings underlying the Company's trust preferred securities - see Note 14), taking into account the new senior credit agreement of February 21, 2003, are:

$ in thousands			
2003	22,394	2006	116,138
2004	80,715	2007	605,599
2005	259,176	Thereafter	27,582
			1,111,604

12. Income Taxes

Income (loss) before income taxes, minority interest and extraordinary loss is attributable to the following geographic locations:

$ in thousands	2002	2001
Germany	90,018	123,141
United States	306,154	(60,930)
Other	91,795	94,077
	487,967	**156,288**

Income tax expense (benefit) for the years ended December 31, 2002 and 2001 consisted of the following:

$ in thousands	2002	2001
Current		
German corporation and trade income taxes	30,627	30,094
United States income taxes	60,358	87,923
Other income taxes	32,124	31,079
	123,109	**149,097**
Deferred		
Germany	10,069	7,651
United States	47,437	(72,455)
Other income taxes	2,198	6,909
	59,705	**(57,895)**
	182,814	**91,202**

For the fiscal years ended December 31, 2002 and 2001, under the provisions applicable as a result of German tax reform, the Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable; as a result the statutory rate for the years ended December 31, 2002 and 2001 amounts to 26.375%.

In October 2000, the German government enacted new tax legislation which, among other changes, reduced the Company's statutory tax rate in Germany from 40% on retained earnings and 30% on distributed earnings to a uniform 25% effective for the Company's year beginning January 1, 2001. In September 2002, the German government enacted the Flood Victim Solidarity Law. Under this legislation, for the Company's fiscal year beginning January 1, 2003 only, the base rate of German federal corporation taxation is increased from 25% to 26.5%. The statutory tax rate is scheduled to return to 25% as of January 1, 2004. This change did not have a material effect in 2002.

Income tax expense differs from the amounts computed by applying the German federal corporation income tax rate, including the solidarity surcharge on income before income taxes and minority interest (26.375% for fiscal years 2002 and 2001, respectively) as follows:

$ in thousands	2002	2001
Computed "expected" income tax expense	128,701	41,221
Trade income taxes, net of German federal corporation income tax benefit	12,569	13,663
U.S. State income taxes, net of federal tax benefit	10,740	420
Tax free income	(11,078)	(5,327)
Non-deductible portion of special charge for legal matters	–	14,216
Amortization of non-tax deductible goodwill	–	19,678
Foreign tax rate differential	27,326	7,538
Non-deductible expenses	7,827	691
Other	6,729	(898)
Provision for income taxes	**182,814**	**91,202**
Effective tax rate	**37.5%**	**58.4%**

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

$ in thousands	2002	2001
Deferred tax assets		
Accounts receivable, primarily due to allowance for doubtful accounts	25,962	27,155
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	21,368	19,287
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	129,154	133,578
Special charge for legal matters	46,580	104,880
Net operating loss carryforwards	47,971	23,732
Derivatives	42,370	26,514
Other	3,975	6,512
Total deferred tax assets	**317,380**	**341,657**
Less: valuation allowance	(23,229)	(6,428)
Net deferred tax assets	**294,151**	**335,230**
Deferred tax liabilities		
Accounts receivable, primarily due to allowance for doubtful accounts	20,207	4,019
Inventory, primarily due to inventory reserve accounts for tax purposes	6,646	4,224
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	23,256	22,416
Plant and equipment, principally due to differences in depreciation	165,264	161,936
Special charge for legal matters	–	36,938
Derivatives	31,551	–
Other	9,006	4,136
Total deferred tax liabilities	**255,930**	**233,669**
Net deferred tax asset	**38,221**	**101,561**

During 2002, the valuation allowance increased by $ 16,800 mainly attributable to currency exchange losses in Latin America. Whereas during 2001 the valuation allowance decreased by $ 2,864 primarily attributable to the utilization of operating losses mainly in Japan.

Expiration of net operating losses

2003	5,485	2007	48,571
2004	3,309	2008	4,099
2005	8,335	2009	8,022
2006	8,041	2010	–
		Thereafter	34,801
		Total	**120,663**

In addition, for U.S.state tax purposes, the Company has a net operating loss carryforward of $ 159,399 at an estimated rate of 3.25%.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002.

Provision has not been made for additional taxes on approximately $ 164,663 undistributed earnings of foreign subsidiaries. The majority of these earnings have been, and will continue to be, permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends.

13. Employee Benefit Plans

Defined Benefit Pension Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on employee years of service and final salary. Consistent with predominant business custom in the Federal Republic of Germany, FMC's pension obligations in Germany are unfunded. In the United States, substantially all domestic employees are covered by NMC's non-contributory, defined benefit pension plan until the curtailment in February 2002. Each year NMC contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. Plan assets consist primarily of publicly traded common stock, fixed income securities and cash equivalents. In addition, NMC also sponsors a supplemental executive retirement plan to provide certain key executives with benefits in excess of normal pension benefits.

The following table provides a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company's funded benefit plans.

During the first quarter of 2002, the Company recorded a gain of $ 12,620 resulting from the curtailment of the Company's defined benefit and supplemental executive retirement plans. Under the curtailment amendment, no additional defined benefits for future services will be earned by substantially all employees eligible for the plan. The Company has retained all employee pension obligations as of the curtailment date for the fully-vested and frozen benefits for all employees.

The Company recognized an additional minimum pension liability of $ 28,586 for the NMC plan in the U.S. The projected benefit obligation, accumulated benefit obligation, fair value of the plan assets and accrued benefit cost for the NMC pension plan with accumulated benefit obligations in excess of the plan assets were $ 130,590, $ 129,264, $ 78,000 and $ 22,678, respectively, as of December 31, 2002.

In addition to the principal pension plans, certain additional separate retirement plans were offered by the Company's North America and International subsidiaries. For the North America plans, the Company recorded $ 3,675 to accumulated other comprehensive income to recognize the additional minimum liability for these plans related to the excess of the accumulated benefit obligation over the fair value of the plan assets and accrued benefit cost at December 31, 2002. No additional minimal liability was recognized at December 31, 2001. The total accrued pension cost for these plans was $ 12,612 and $ 6,012 at December 31, 2002 and 2001, respectively.

Employee Benefit Plans *$ in thousands*	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	155,691	132,451
Translation loss (gain)	6,484	(1,482)
Service cost	5,065	12,792
Interest cost	10,358	9,397
Curtailment	(21,660)	–
Transfer of plan participants	84	(34)
Actuarial loss	17,822	5,955
Benefits paid	(3,006)	(3,388)
Benefit obligation at end of year	**170,838**	**155,691**
Change on plan assets:		
Fair value of plan assets at beginning of year	83,354	81,948
Actual return on plan assets	(8,830)	(4,558)
Employee contributions	6,034	9,012
Benefits paid	(2,558)	(3,048)
Fair value of plan assets at end of year	**78,000**	**83,354**
Funded status	(92,839)	(72,338)
Unrecognized net gain	33,626	7,628
Unrecognized prior service cost	–	(3)
Unrecognized transition obligation	85	143
Net amount recognized	**(59,128)**	**(64,570)**
Amounts recognized in statement of financial position consist of		
Accrued benefit costs	(87,714)	(64,570)
Accumulated other comprehensive income	28,586	–
Net amount recognized	**(59,128)**	**(64,570)**
Weighted – average assumptions as of December 31		
Discount rate	6.50%	7.20%
Expected return of plan assets	8.50%	10.00%
Rate of compensation increase	4.30%	4.50%
Components of net period benefit cost		
Service cost	5,065	12,793
Interest cost	10,358	9,398
Expected return on plan assets	(7,611)	(8,430)
Amortization of transition obligation	77	73
Amortization unrealized losses	113	4
Curtailment gain	(12,620)	–
Net amortization	–	(1,377)
Net periodic benefit costs	**(4,618)**	**12,461**

Defined Contribution Plans

NMC and FUSA's employees are eligible to join 401(k) savings plan once they have achieved a minimum of 90 days of service and if they have more than 900 hours of service before their one year anniversary date. Under the provisions of the 401(k) savings plan, employees are allowed to contribute up to 16% of their salaries. The Company contributes 50% of employee savings up to 6% of saved pay after one year. The Company's total contributions for the years ended December 31, 2002 and 2001 was $ 12,974 and $ 10,647, respectively.

The Company does not provide any post-retirement benefits to its employees other than those provided under the benefit plans noted above.

14. Mandatorily Redeemable Trust Preferred Securities

The Company issued Trust Preferred Securities through five Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware. FMC owns all of the common securities of these trusts. The sole asset of the trusts is a senior subordinated note of a wholly-owned subsidiary of FMC and related guarantees by FMC, Fresenius Medical Care Deutschland GmbH ("D-GmbH") and FMCH; D-GmbH and FMCH being the "Subsidiary Guarantors". The Trust Preferred Securities are guaranteed by FMC through a series of undertakings by the Company and the Subsidiary Guarantors.

The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption may also occur upon a change of control followed by a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances.

On February 14, 2002, the Company redeemed the entire $ 360,000 aggregate amount outstanding of its 9% Trust Preferred Securities due 2006. The Company exercised its option to redeem the securities at a price of $ 1,045 per $ 1,000 liquidation amount plus accrued distributions of $ 18.25 per $ 1,000 for a total redemption price of $ 1,063.25 per $ 1,000. The Company funded the redemption utilizing its 1996 Senior Credit Agreement.

An extraordinary loss of $ 11,777 was incurred as a result of the early redemption of debt, consisting of $ 16,200 of redemption premiums and $ 3,317 of associated debt issuance costs, net of a $ 7,740 tax benefit.

The Trust Preferred Securities outstanding as of December 31 are as follows:

	Year Issued	Stated Amount	Interest Rate	Mandatory Redemption Date	2002	2001
Fresenius Medical Care Capital Trust	1996	360,000 $	9%	–[1]	–	360,000 $
Fresenius Medical Care Capital Trust II	1998	450,000 $	7 7/8%	Feb.01, 08	450,000 $	450,000 $
Fresenius Medical Care Capital Trust III	1998	300,000 DM	7 3/8%	Feb.01, 08	160,858 $	135,180 $
Fresenius Medical Care Capital Trust IV	2001	225,000 $	7 7/8%	June 15, 11	221,766 $	221,382 $
Fresenius Medical Care Capital Trust V	2001	300,000 €	7 3/8%	June 15, 11	312,657 $	262,206 $
					1,145,281 $	1,428,768 $

[1] *Redeemed Feb. 14, 02*

15. Minority Interests

At December 31, 2002 and 2001, minority interests were as follows:

$ in thousands, except share data	2002	2001
FMCH Preferred Stock		
Preferred Stock, $ 100 par value		
– 6% Cumulative; 40,000 shares authorized; 36,460 issued and outstanding	3,646	3,646
– 8% Cumulative Class A; 50,000 shares authorized; 16,176 issued and outstanding	1,618	1,618
– 8% Noncumulative Class B; 40,000 shares authorized; 21,483 issued and outstanding	2,148	2,148
Preferred Stock, $ 0.10 par value		
– Noncumulative Class D; 100,000,000 shares authorized; 89,062,316 issued and outstanding	8,906	8,906
Sub-total FMCH minority interest	16,318	16,318
Other minority interest	6,204	3,915
Total minority interest	22,522	20,233

In conjunction with the formation of FMC, each holder of W.R. Grace common stock received one share of a Class D Preferred stock of FMCH for each share of stock previously held. The Class D Preferred stock entitled the holder to receive a one-time special dividend if (but only if) the cumulative adjusted cash flow to ordinary shareholders (defined as net income plus depreciation and amortization) from January 1, 1997 through December 31, 2001 exceeded $ 3,700,000. The cumulative adjusted cash flow threshold was not met, accordingly no special dividend was be paid. The Class D Preferred stock is redeemable by FMCH at any time at its sole option at a redemption price of $ 0.10 per share. On February 4, 2003, the Company announced it was exercising its right to redeem all of the outstanding of the Class D Preferred Stock (see Note 25).

16. Shareholders' Equity

Capital Stock

As of December 31, 2002, the Company's capital stock consisted of 26,188,575 Preference shares (53,597,700 shares authorized) without par value with a nominal amount of € 2.56 per share totaling $ 69,540 and of 70,000,000 Ordinary shares without par value with a nominal amount of € 2.56 totaling $ 229,494.

As of December 31, 2001, the Company's capital stock was divided into 26,176,508 Preference shares (53,597,700 shares authorized) amounting to $ 69,512 and 70,000,000 Ordinary shares amounting to $ 229,494.

Under the German Stock Corporation Act, the shareholders of a stock corporation may empower the Management Board to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the passing of the resolution, in the form of Conditional Capital (bedingtes Kapital) or Approved Capital (genehmigtes Kapital). The authorization for the issuance of Approved Capital is limited for a period not exceeding five years from the date the shareholders' resolution becomes effective.

The authorized and issued number of Preference shares was impacted during the fiscal years 2002 and 2001 by the following transaction:

Everest Acquisition

In January 2001, the Company issued 2,250,000 Preference shares as partial payment for the acquisition of Everest (see Note 5).

Approved Capital

By resolution of the annual general meetings on May 30, 2000 and May 23, 2001, respectively, the Management Board, with the approval of the Supervisory Board, was authorized to increase nominal share capital by the maximum amount of:

- € 30,720, corresponding to 12,000,000 Preference shares, by issuing new non-voting Preference shares for cash, new Approved Capital I. As of December 31, 2002, 12,000,000 Preference shares are available for issuance under Approved Capital I.
- € 20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II. As of December 31, 2002, 8,000,000 Preference shares are available for issuance under Approved Capital II.

The authorizations of Approved Capital I and Approved Capital II are effective until May 29, 2005 and May 22, 2006, respectively.

The Management Board may exclude statutory preemptive rights in connection with the issuance of Preference shares using Approved Capital II if the shares are issued against a contribution in kind to acquire a company or an interest in a company or if the shares are issued for cash and the issue price is not materially lower than the price of such shares on the stock exchange.

Conditional Capital

By resolution of the general meeting on May 23, 2001, FMC's share capital was conditionally increased by up to € 10,240, divided into a maximum of 4,000,000 new non-voting Preference shares. This conditional capital increase may be effected only upon exercise of subscription rights granted under the FMC 2001 International Stock Incentive Plan. As of December 31, 2002 4,000,000 Preference are available for issue.

It was resolved in the Annual General Meetings of the shareholders on June 10, 1998 and June 2, 1999 to increase the share capital of the Company by up to € 6,400 by issuing up to 2,500,000 nonvoting bearer preference shares to the beneficiaries of the options to be granted in accordance with the FMC 98 Stock Option Plan. At the Annual General Meeting and Special Meeting of the preference shareholders held on May 23, 2001, this conditional capital was reduced to the amount necessary to cover the stock options issued up to that date. The conditional capital was reduced accordingly to a nominal amount of € 3,072.

A conditional increase in capital in the amount of € 12,800 was resolved in the the Annual General Meetings of the shareholders on September 24, 1996 and June 2, 1999 by the issue of nonvoting bearer Preference shares. The conditional increase in capital will only be carried out to the extent that holders of convertible bonds exercise their right to convert to the new shares. At the Annual General Meeting and Special Meeting of the preference shareholders held on May 23, 2001, this conditional capital was reduced to the amount necessary to cover the convertible bonds issued up to that date. The conditional capital was reduced accordingly to a nominal amount of € 6,144.

Dividends

Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

If no dividend is declared for two consecutive years after the year for which the Preference shares are entitled to dividends, then the holders of such Preference shares will be entitled to the same voting rights as holders of Ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC is subject to limitations under the 1996 Senior Credit Agreement (see Note 11).

Cash dividends of $ 76,743 for 2001 in the amount of € 0.91 per Preference share and € 0.85 per Ordinary share were paid on May 23, 2002.

17. Earnings Per Share

The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. On May 30, 2000, the Company's shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement (see Note 2) was excluded from the Company's performance criteria relative to the EBIT growth requirements in the plan. At December 31, 2001, the performance criteria for the 1998 Plan stock options granted in 2000 had not been met. Due to this, the stock options granted are excluded from the diluted earnings per share computations.

$ in thousands, except share data	2002	2001
Numerators		
Income before extraordinary loss	301,567	63,354
less:		
Preference on Preference shares	1,485	1,399
Income available to all class of shares before extraordinary loss	**300,082**	**61,955**
Exraordinary loss on early redemption of trust preferred securities, net of tax benefit of $ 7,740	11,777	–
Denominators		
Weighted average number of		
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,185,178	26,035,330
Total weighted average shares outstanding	96,185,178	96,035,330
Potentially dilutive Preference shares	66,120	399,697
Total weighted average shares outstanding assuming dilution	96,251,298	96,435,027
Total weighted average Preference shares outstanding assuming dilution	26,251,298	26,435,027
Basic income per Ordinary share before extraordinary loss	3.12	0.65
Plus preference per Preference share	0.06	0.05
Basic income per Preference Share before extraordinary loss	3.18	0.70
Extraordinary loss	0.12	–
Fully diluted income per Ordinary share before extraordinary loss	3.12	0.64
Plus preference per Preference share assuming dilution	0.06	0.05
Fully diluted income per Preference share before extraordinary loss	3.18	0.69
Extraordinay loss	0.12	–

18. Stock Options

In connection with the formation of FMC in 1996, certain options outstanding under stock option plans of W.R. Grace and FUSA were exchanged, for equivalent options with respect to FMC Ordinary shares (the "FMC Rollover Plan").

During the year ended December 31, 2002, 38,085 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 12,695 Ordinary shares to employees and remitted $ 168 to the Company. The $ 168 has been accounted for as a capital contribution within additional paid in capital. Rollover Plan options for 104,418 Ordinary American Depository Shares were exercisable as of December 31, 2002 at a weighted average exercise price of $ 9.28.

FMC Plan

Immediately prior to the formation of the Company, FMC adopted a stock incentive plan (the "FMC Plan") for FMC's key management and executive employees. The options have a ten year term and vest after three or five years. During 2002, no options were exercised and as of December 31, 2002, 53,389 options for preference shares are outstanding, available and exercisable with a price range between $ 55.59 and $ 78.33 per option. Effective September 2001, no additional awards can be granted under the FMC Plan.

FMC 98 Plan 1 and Plan 2

During 1998, the Company adopted two stock incentive plans ("FMC 98 Plan 1" and "FMC 98 Plan 2") for FMC's key management and executive employees. Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. Options granted under FMC 98 Plan 1 have a ten year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued, or subject to issue, under the FMC Plan. Any shares available due to forfeiture of grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above.

Under FMC 98 Plan 2, eligible employees have the right to acquire Preference shares (the "Options") of the Company. The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the 30 days of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversaries of the award date, provided that the Company achieves certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date. On May 30, 2000, the Company's shareholders approved a change to the FMC 98 Plan 2 whereby the impact of the special charge for the 1999 Settlement (see Note 2) was excluded from the Company's performance criteria relative to the earnings before interest and taxes ("EBIT") growth requirements in the plan. Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for Management Board members and 2,000,000 are for other managerial staff. Each Option is exercisable into one Preference share.

The following table shows the number of Preference shares available and the price range (in $ and €) under FMC 98 Plan 1 and FMC 98 Plan 2:

	Options (in thousands)	Price Range €	Price Range $
FMC 98 Plan 1			
Balance at December 31, 1999	1,456	32.90-56.24	34.50-58.98
Granted	653	40.70-49.00	42.68-51.39
Exercised	13	32.90-42.44	34.50-44.51
Forfeited	303	32.90-56.24	34.50-58.98
Balance at December 31, 2000	1,793	32.90-56.24	34.50-58.98
Granted	183	48.81-52.30	51.19-54.85
Exercised	132	32.90-56.24	34.50-58.98
Forfeited	154	32.90-56.24	34.50-58.98
Balance at December 31, 2001	1,690	32.90-56.24	34.50-58.98
Exercised	10	32.90-40.70	34.50-42.68
Forfeited	65	32.90-56.24	34.50-58.98
Balance at December 31, 2002	**1,615**	**32.90-56.24**	**34.50-58.98**
Exercisable at December 31, 2002	**1,323**	**32.90-56.24**	**34.50-58.98**

	Options (in thousands)	Price Range €	Price Range $
FMC 98 Plan 2			
Balance at December 31, 1999	550	32.41-44.66	33.99-46.83
Granted	321	47.64	49.96
Exercised	7	44.66	46.83
Forfeited	47	32.41-47.64	33.99-49.96
Balance at December 31, 2000	817	32.41-47.64	33.99-49.96
Granted	–	–	–
Exercised	26	32.41-44.66	33.99-46.83
Forfeited	9	32.41-47.64	33.99-49.96
Balance at December 31, 2001	782	32.41-47.64	33.99-49.96
Exercised	2	32.41-44.66	33.99-46.83
Forfeited	301	32.41-47.64	33.99-49.96
Balance at December 31, 2002	**479**	**32.41-47.64**	**33.99-49.96**
Exercisable at December 31, 2002	**479**	**32.41-47.64**	**33.99-49.96**

The following table summarizes information about stock options outstanding for both 98 Plans at December 31, 2002:

	Options outstanding	Weighted average remaining contractual live	Weighted average exercise price	Options exercisable	Weighted average exercise price
Range of exercise prices ($)					
30.00-35.00	613,817	6.50	34.29	613,817	34.29
35.01-40.00	–	–	–	–	–
40.01-45.00	125,519	6.90	42.87	87,967	42.95
45.01-50.00	219,471	5.50	46.83	219,471	46.83
50.01-55.00	593,549	7.70	51.43	338,139	51.41
55.01-60.00	541,653	5.40	58.98	541,653	58.98
	2,094,009	**6.50**	**47.37**	**1,801,047**	**46.88**

Proceeds totaling $ 382 from exercise of 12,067 shares under FMC 98 Plan 1 and FMC 98 Plan 2 in 2002 were recorded as a capital contribution. Effective September 2001, no additional grants or options can be awarded under FMC 98 Plan 1 or FMC 98 Plan 2.

FMC 2001 International Stock Incentive Plan

On May 23, 2001, by resolution of the annual general meeting, the FMC 98 Plans were replaced by a new plan. The Management Board was empowered to issue convertible bonds with a total value of € 10,240 to the members of the Management Board and to other employees of the Company entitling a total subscription of up to 4 million non-voting Preference shares. The convertible bonds have a par value of € 2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds may be funded by a non-recourse loan secured by the bond with respect to which the loan was made. The Company has the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in the Company's consolidated financial statements. The bonds mature in ten years and are generally fully convertible after four years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target. In the case of convertible bonds which are subject to a stock price target the conversion right is exercisable only if the market price of the Preference shares increased by 25% or more over the grant-date price subsequent to the day of grant for at least one day prior to exercise. Participants have the right to opt for convertible bonds with or without the stock price target. The number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. The conversion price of the convertible bonds which depend on achieving the stock price target are 25% higher than the conversion price of the stock options without success hurdle.

The Managing Board and Supervisory Board are authorized to issue up to 20% of the total number of convertible bonds each year up to May 22, 2006. The plan is valid until the last convertible bond issued under this plan is terminated or converted.

The following table shows the number of Preference shares available and the average price range (in $ and €) under the FMC 2001 International Stock Incentive Plan.

	Bonds (in thousands)	Price Range €	Price Range $
FMC International Plan			
Balance at December 31, 2000	–	–	–
Granted	763	53.27-73.72	55.86-77.31
Forfeited	43	58.88-73.72	61.85-77.31
Balance at December 31, 2001	720	53.27-73.72	55.86-77.31
Granted	793	25.13-43.16	26.35-45.26
Forfeited	23	58.98-73.72	61.98-77.31
Balance at December 31, 2002	**1,490**	**25.13-73.72**	**26.35-77.31**
Exercisable at December 31, 2002	**–**	**–**	**–**

Fair Value of Stock Options

The per share weighted-average fair value of stock options granted during 2002 and 2001 was $ 11.11 and $ 16.76, respectively, on the date of the grant using the Black-Scholes option-pricing model with the weighted-average assumptions presented below.

	2002	2001
Weighted-average assumptions:		
Expected dividend yield	2.20%	1.50%
Risk-free interest rate	3.80%	4.90%
Expected volatility	40.00%	40.00%
Expected life of option	5.3 years	5.3 years

The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of $ 1,126 and $ 1,153 for stock options granted in 2002 and 2001.

19. Operating Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2016. Rental expense recorded for operating leases for the years ended December 31, 2002 and 2001 was $ 270,082 and $ 237,174, respectively.

Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2002 are:

2003	180,131	2006	121,702
2004	202,249	2007	77,650
2005	137,048	Thereafter	128,431
			847,211

20. Legal Proceedings

Commercial Litigation

The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace's dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001.

Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the "Service"); W. R. Grace & Co. has received the Service's examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $ 122,100 in interest attributable to corporate owned life insurance ("COLI") policy loans; that W.R. Grace & Co. has paid $ 21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service's claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and the Company by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

On February 6, 2003, the Company reached a definitive agreement with the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings (the "Settlement Agreement") for the settlement of all fraudulent conveyance claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the Settlement Agreement, fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members a W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement the Company will pay a total of $ 115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement is subject to the approval of the U.S. District Court. The foregoing summary of the material terms of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement. The Settlement Agreement has been filed as an exhibit to the Company's and Fresenius Medical Care Holdings' periodic reports to the Securities and Exchange Commission.

Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding,

Inc.). The Company is engaged in litigation with Sealed Air Corporation ("Sealed Air") to confirm the Company's entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions to the Company's payment obligation, this litigation will be dismissed with prejudice.

Since 1997, the Company, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with various insurance companies concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. These claims against the Company seek unspecified damages and costs. The Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. The Company has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted the Company and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and results of operations.

Other Litigation and Potential Exposures

From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

The Company operates large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $ 258,000 to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement will be charged against this accrual. While the Company believes that its remaining accruals reasonably estimate the Company's currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

21. Financial Instruments

Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's Management Board. The Company does not use financial instruments for trading purposes.

The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company's policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $ 3,700 ($ 5,766 pretax) for the year ended December 31, 2002 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2003 and 2004. During 2002, the Company reclassified after tax gains of $ 903 ($ 1,292 pretax) from accumulated other comprehensive income into the statement of operations. As of December 31, 2002, the Company had purchased derivative financial instruments with a maximum maturity of 17 months to hedge its exposure to the variability in future cash flows associated with forecasted product purchases.

Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of selling, general and administrative costs in the same period in which the hedged transactions affect earnings. After tax gains of $ 38,936 ($ 63,971 pretax) for the year ended December 31, 2002 were deferred in accumulated other comprehensive income. The Company also entered into foreign currency forward contracts with a fair value of $ 6,119 as of December 31, 2002 to hedge its currency exposure from intercompany loans. No hedge accounting is applied to these forward contracts. As of December 31, 2002, the Company had purchased foreign exchange forward contracts with a maximum maturity of 12 months. As of December 31, 2002, the notional volume of foreign currency forwards hedging intercompany loans totaled $ 873,885. There is no material impact on earnings due to hedge ineffectiveness.

The Company's foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $ 59,429 ($ 99,103 pretax) for the year ended December 31, 2002, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to interest expense at each reporting date. There is no material impact on earnings due to hedge ineffectiveness.

As of December 31, 2002, the notional volume of U.S. dollar interest rate hedge contracts totaled $ 1,050,000. Those swap agreements, which expire at various dates between 2004 and 2009, effectively fix the Company's variable interest rate exposure on the majority of the U.S. dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an average interest rate of 5.51%. Under the 1996 Senior Credit Agreement, the Company agreed to maintain at least $ 500,000 of interest rate protection on at least $ 500,000 of debt.

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in Yen into fixed interest rate payments. After taxes losses of $ 389 ($ 671 pretax) for year ended December 31, 2002, were deferred in accumulated other comprehensive income. There is no material impact on earnings due to hedge ineffectiveness.

As of December 31, 2002, the notional volume of Yen-denominated interest rate hedge contracts entered into in connection with a Yen-denominated floating rate borrowings by the Company's Japanese subsidiaries totaled $ 18,118. The bank borrowings and the notional amounts of the hedge agreements always coincide until the final maturities when the bank debts are completely repaid and the hedge contracts expire.

FMC is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001. FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

$ in thousands	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Nonderivatives				
Assets				
Cash and cash equivalents	64,793	64,793	61,572	61,572
Receivables	914,302	914,302	884,727	884,727
Liabilities				
Accounts payable	284,941	284,941	278,741	278,741
Income taxes payable	178,690	178,690	176,249	176,249
Long term debt, excluding Euro-notes	976,846	976,846	787,481	787,481
Trust Preferred Securities	1,145,281	1,110,303	1,428,768	1,433,274
Notes	134,758	138,328	113,247	114,144
Derivatives				
Foreign exchange contracts	94,879	94,879	(15,498)	(15,498)
Dollar interest rate hedges	(99,183)	(99,183)	(66,603)	(66,603)
Yen interest rate hedges	(691)	(691)	(632)	(632)

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions, except for derivatives, which are included in other assets or liabilities.

Estimation of Fair Values

The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, accounts payable and income taxes payable.

The Company's long-term bank debt represents borrowings primarily from a syndicated bank credit facility. The long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest on a variable basis which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the 1996 Senior Credit Agreement.

The fair value of the Trust Preferred Securities is based upon market quotes.

The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for all of the Company's derivatives.

22. Other Comprehensive Income

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2002 and 2001 are as follows:

$ in thousands	2002			2001		
	Pretax	Tax Effect	Net	Pretax	Tax Effect	Net
Other comprehensive income (loss) relating to cash flow hedges						
Changes in fair value of cash flow hedges during the period	51,018	(19,736)	31,282	(82,915)	32,980	(49,935)
Reclassification adjustments	2,995	(776)	2,219	(1,134)	386	(748)
Total other comprehensive income (loss) relating to cash flow hedges	54,013	(20,512)	33,501	(84,049)	33,366	(50,683)
Foreign-currency translation adjustment	(38,432)	–	(38,432)	(115,422)	–	(115,422)
Minimum pension liability	(32,262)	12,905	(19,357)	–	–	–
Other comprehensive (loss) income	**(16,681)**	**(7,607)**	**(24,288)**	**(199,471)**	**33,366**	**(166,105)**

23. Business Segment Information

The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as "International". The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT).

In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's 1996 Senior Credit Agreement and indentures relating to the Trust Preferred Securities. EBIT and EBITDA as recorded in the segment table are adjusted for the 2001 special charge.

EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

Information pertaining to the Company's business segments is set forth below. Reconciliations to consolidated totals exclude special charges (see Note 3):

$ in thousands	North America	International	Corporate	Total
2002				
Net revenue external customers	3,747,529	1,336,568	–	5,084,097
Inter - segment revenue	1,966	27,222	(29,188)	–
Total net revenue	**3,749,495**	**1,363,790**	**(29,188)**	**5,084,097**
EBITDA	**630,377**	**291,587**	**(16,442)**	**905,522**
Depreciation and amortization	(139,309)	(69,436)	(1,810)	(210,555)
EBIT	**491,068**	**222,151**	**(18,252)**	**694,967**
Segment assets	5,019,281	1,735,945	24,723	6,779,949
Capital expenditures and acquisitions[1]	167,651	151,322	22	318,995
2001				
Net revenue external customers	3,602,468	1,256,850	–	4,859,318
Inter - segment revenue	1,702	24,344	(26,046)	–
Total net revenue	**3,604,170**	**1,281,194**	**(26,046)**	**4,859,318**
EBITDA (adjusted)	**692,906**	**292,147**	**(24,174)**	**960,879**
Depreciation and amortization	(246,791)	(75,847)	(865)	(323,503)
EBIT (adjusted)	**446,115**	**216,300**	**(25,039)**	**637,376**
Segment assets	5,017,131	1,445,956	52,923	6,516,010
Capital expenditures and acquisitions[2]	316,358	174,851	727	491,936

[1] International acquisitions exclude $ 8,041 of non-cash acquisitions for 2002

[2] North America and International acquisitions exclude $233,895 and $10,473, respectively, of non-cash acquisitions for 2001

Reconciliation of measures to consolidated totals $ in thousands	**2002**	**2001**
Total EBITDA (adjusted) of reporting segments	921,964	985,053
Total depreciation and amortization	(210,555)	(323,503)
Special charge for legal matters	–	(258,159)
Corporate expenses	(16,442)	(24,174)
Interest expense	(225,053)	(237,234)
Interest income	18,053	14,305
Total income before income taxes, minority interest, and extraordinary loss	**487,967**	**156,288**
Total EBIT (adjusted) of reporting segments	713,219	662,415
Special charge for legal matters	–	(258,159)
Corporate expenses	(18,252)	(25,039)
Interest expense	(225,053)	(237,234)
Interest income	18,053	14,305
Total income before income taxes, minority interest, and extraordinary loss	**487,967**	**156,288**
Depreciation and amortization:		
Total depreciation and amortization of reporting segments	(208,745)	(322,638)
Corporate depreciation and amortization	(1,810)	(865)
Total depreciation and amortization	**(210,555)**	**(323,503)**

For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

$ in thousands	Germany	United States & Canada	Rest of the world	Total
2002				
Net revenue external customers	198,644	3,747,529	1,137,924	5,084,097
Long-lived assets	125,615	4,038,613	673,333	4,837,561
2001				
Net revenue external customers	196,022	3,602,468	1,060,828	4,859,318
Long-lived assets	111,935	4,042,406	547,348	4,701,689

24. Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

$ in thousands	2002	2001
Supplementary cash flow information		
Cash paid for interest	208,271	219,681
Cash paid for income taxes, net	126,429	62,747
Supplemental disclosures of cash flow information		
Details for acquisitions:		
Assets acquired	105,514	540,241
Liabilities assumed	15,881	75,024
Debt assumed in connection with acquisition	8,041	144,889
Preference shares issued in connection with acquisition	–	99,479
Cash paid	81,592	220,849
Less cash acquired	1,757	4,138
Net cash paid for acquisitions	**79,835**	**216,711**

25. Subsequent Events

2003 Senior Credit Agreement

On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter "2003 Senior Credit Agreement") with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the "Lenders"), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $ 1,500,000 through three credit facilities:

- a revolving credit facility of up to $ 500,000 (of which up to $ 250,000 is available for letters of credit, up to $ 300,000 is available for borrowings in certain non-U.S. currencies, up to $ 75,000 is available as swing lines in U.S. dollars, up to $ 250,000 is available as a competitive loan facility and up to $ 50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $ 500,000) which will be due and payable on October 31, 2007.
- a term loan facility ("Loan A") of $ 500,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment

begins in the third quarter of 2004 and amounts to $ 25,000 per quarter. The remaining amount outstanding is due on October 31, 2007.

- a term loan facility ("Loan B") of $ 500,000 scheduled to expire in February 2010 with a repayment provision that if the Trust Preferred Securities (see Note 14) due February 1, 2008 are not repaid, refinanced or have their maturity extended, repayment will be on October 31, 2007. The terms of the 2003 Senior Credit Agreement require repayments of 0.25% per quarter beginning with the second quarter of 2003.

Loans under the 2003 Senior Credit Agreement bear interest at a rate determined in accordance with the agreement. For the revolving credit facility and Loan A, interest will be at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of EBITDA and funded debt as defined in the credit agreement. The initial interest rate for Loan B is LIBOR plus 2.5%. Fees are also payable at a percentage (initially .50%) per annum on the portion of the 2003 Senior Credit Agreement not used.

In addition to scheduled principal payments, the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions and the issuance of subordinated debt and equity securities.

The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions substantially similar to the previous 1996 Senior Credit Agreement. Some of the limitations imposed by the covenant are the indebtedness of the Company, investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the Senior Credit Agreement provides for a dividend restriction which amount to $ 130,000 in 2003.

Class D Preferred Stock

On February 4, 2003, the Company announced it was exercising its right to redeem all of the outstanding shares of the Class D Preferred Stock ("Class D Shares") of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace to form the Company.

Class D Shares that have been properly transferred to, and received by, the redemption agent will be redeemed commencing on March 28, 2003 at a redemption price of $ 0.10 per share. FMCH intends to redeem the 89 million outstanding Class D Shares at a total cash outflow of approximately $ 8,900. This transaction will have no earnings impact for the Company.

Independent Auditors' Report

To the Shareholders
Fresenius Medical Care
Aktiengesellschaft
Hof an der Saale, Germany

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the two-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statement, effective January 1, 2002, Fresenius Medical Care AG adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

Frankfurt am Main, Germany
February 21, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Financial Glossary

American Depository Receipt (ADR)	Physical certificate evidencing ownership in one or several American Depositary Shares (ADS). The terms ADS and ADR are often used interchangeably. Fresenius Medical Care's ordinary and preference shares are listed on the New York Stock Exchange (NYSE) in the form of ADRs.
American Depository Share (ADS)	Share certificate traded at the New York Stock Exchange, representing (parts of) shares of a foreign company.
EBIT	Earnings before interest and taxes – corresponding to operating income.
EBITDA	Earnings before interest, taxes, depreciation and amortization – corresponding to cash flow before taxes.
Free Cash Flow	Net cash provided by operating activities less net capital expenditures (purchases of property, plant and equipment, less proceeds from sale of property, plant and equipment).
Gross Domestic Product (GDP)	Total final value of goods and services produced in a national economy over a particular period of time, usually one year.
Market Capitalization	Number of shares multiplied by the market share price.
Net Operating Profit Adjusted for Taxes (NOPAT)	Earnings before interest and taxes (EBIT) plus goodwill amortization less taxes.
No-par Share	Stock issued with no-par or nominal value.
Operating Margin	Earnings before interest and taxes (EBIT) divided by revenues.
Ordinary and Preference Shares	The capital stock of the company consists of ordinary and preference shares. Both are bearer shares. Preference shares are non-voting, but are entitled to a dividend that exceeds that for the ordinary shares, and the distribution of the minimum dividend on the preference shares has precedence over the distribution of a dividend on the ordinary shares.
Return On Operating Assets (ROOA)	EBIT divided by average operating assets. Operating assets consists of cash and cash equivalents, accounts receivable (including those due from related parties), inventories, prepaid expenses and other current assets, non-current assets, less non-current deferred tax assets and accounts payable (including those due to related parties).
Return On Invested Capital (ROIC)	NOPAT divided by average invested capital. Invested capital consists of current and non-current assets plus accumulated goodwill amortization less cash and cash equivalents, deferred tax assets, accounts payable (including those due to related parties), accrued expenses and current liabilities and income tax payable.
Securities and Exchange Commission (SEC)	A federal agency that regulates the U.S. financial markets.
U.S. GAAP	United States Generally Accepted Accounting Principles.
Working Capital	Current assets minus current liabilities (excluding current debt).

Fresenius Medical Care AG

Europe/Africa

Germany ■■■
100% FMC Deutschland GmbH
Bad Homburg v.d.H.

Austria ■
100% FMC Austria GmbH & Co. KG, Vienna

Belgium ■■
100% FMC Belgium N.V.
Antwerp

The Netherlands ■
100% FMC Nederland B.V.
Nieuwkuijk

Switzerland ■
100% FMC (Schweiz) AG
Stans

France ■■■
100% FMC France S.A.
Fresnes

Italy ■■■
100% FMC Italia S.p.A.
Palazzo Pignano/Cremona

Portugal ■■
100% NMC Centro Médico Nacional S.A., Lisbon

Spain ■■■
100% NMC of Spain S.A.
Madrid

Great Britain ■■■
100% FMC (UK) Ltd.
Nottinghamshire

Denmark ■
100% FMC Danmark A.S.
Albertslund

Finland ■
100% FMC Suomi OY
Helsinki

Czech Republic ■■
100% FMC Česká Republika spol. s r.o., Prague

Hungary ■■
100% FMC Dializis Center Egészs. Kft.
Budapest

Morocco ■
90% FMC Maroc S.A.
Casablanca

Poland ■
100% FMC Polska S.A.
Poznan

Turkey ■■■
100% Fresenius Medikal Hizmetler A.S., Istanbul

Romania ■
100% FMC Romania S.r.l.
Bucharest

Slovakia ■■
100% FMC Slovensko spol. s.r.o.
Piešťany

South Africa ■
90% FMC South Africa (Pty.) Ltd.
Johannesburg

North America

USA ■■■
100% Fresenius Medical Care Holdings Inc., New York

100% National Medical Care Inc.
Lexington/Massachusetts

100% Fresenius USA Inc.
Walnut Creek/California

Latin America

Argentina ■■■
100% FMC Argentina S.A.
Buenos Aires

Brazil ■■
100% FMC Ltda.
São Paulo

Colombia ■■■
100% FMC Colombia S.A.
Santa Fé de Bogotà

Mexico ■■■
100% FMC Mexico S.A. de C.V.
Mexico D.F.

Venezuela ■■
100% FMC de Venezuela, C.A.
Caracas

Asia-Pacific

Australia ■■■
100% FMC Australia Pty. Ltd.
Sydney

China ■■
100% FMC (Shanghai) Co. Ltd.
Shanghai

Hong Kong ■■
100% FMC Hong Kong Ltd.
Hong Kong

Japan ■■
70% FMC Kawasumi Co. Ltd.
Tokyo

Malaysia ■
100% FMC Malaysia Sdn. Bhd.
Kuala Lumpur

Philippines ■
100% FMC Philippines, Inc.
Manila

Singapore ■■
100% FMC Singapore Pte. Ltd.
Singapore

South Korea ■
100% FMC Korea Ltd.
Seoul

Taiwan ■■
100% FMC (Taiwan) Co., Ltd.
Taipei

Thailand ■
100% FMC Thailand Ltd.
Bangkok

Line of business in 2002 in respective country.

■ Production
■ Selling
■ Dialysis Care

Simplified chart of Fresenius Medical Care's regional organization.
Some percentage of subsidiaries represent direct and indirect shareholdings of Fresenius Medical Care AG.

Major Subsidiaries

Major Subsidiaries $ in millions, except employees Name and Location		Ownership[1] in %	Revenue 2002[2]	Net income/ (-loss) 2002[2]	Equity Dec. 31, 2002[2]	Employees (full-time equivalents) Dec. 31, 2002
Europe/Africa						
Germany	FMC Deutschland GmbH, Bad Homburg v.d.H.	100	688.6	0.0	133.8	2,405
Austria	FMC Austria GmbH & Co KG, Vienna	100	10.4	0.8	0.1	17
Hungary	FMC Magyarország Egészségügyi Kft., Budapest	100	15.4	2.2	20.3	39
	FMC Dializis Center Egészségügyi Kft., Budapest	100	22,0	-0,1	0,6	554
Italy	FMC Italia S.p.A., Palazzo Pignano/Cremona	100	65.3	-0.8	22.1	139
	SIS-TER S.p.A., Palazzo Pignano/Cremona	100	45.4	2.2	5.7	218
Great Britain	FMC (UK) Ltd., Nottinghamshire	100	58.0	0.6	17.3	156
France	FMC France S.A., Fresnes	100	53.8	3.3	16.3	109
	SMAD S.A., L'Arbresie	100	54.9	2.3	17.1	333
Turkey	Fresenius Medikal Hitzmetler A.S., Istanbul	100	22.8	0.7	5.1	80
Portugal	FMC Portugal Lda., Porto	100	23.6	-0.8	4.8	46
	NMC Centro Medico Nacional, S.A., Lisbon	100	34.6	4.4	8.4	483
Finland	FMC Suomi OY, Helsinki	100	7.2	1.2	2.6	14
Denmark	FMC Danmark A.S., Albertslund	100	5.9	0.7	1.8	15
Spain	FMC Espana S.A., La Roca del Vallès	100	54.6	3.1	12.6	106
	NMC of Spain S.A., Madrid	100	10.0	-2.9	12.6	789
Russia	ZAO Fresenius S.P., Moscow	100	14.5	1.2	3.3	82
The Netherlands	FMC Nederland B.V., Nieuwkuijk	100	13.8	0.6	5.4	28
Belgium	FMC Belgium N.V., Antwerp	100	19.6	1.3	8.6	59
Czech Republic	FMC Česká Republika spol. s r.o., Prague	100	6.0	0.7	4.0	31
Switzerland	FMC (Schweiz) AG, Stans	100	19.1	3.0	6.6	40
Poland	FMC Polska S.A., Poznan	100	11.9	0.3	1.3	46
Romania	FMC Romania S.r.l., Bucharest	100	12.2	1.0	3.9	42
Slovakia	FMC Slovensko spol. s r.o., Piešťany	100	6.0	0.4	0.8	16
Morocco	FMC Maroc S.A., Casablanca	90	3.2	0.0	0.6	25
South Africa	FMC South Africa (Pty.) Ltd., Johannesburg	90	4.0	0.1	0.1	22

Major Subsidiaries $ in millions, except employees		Ownership[1]	Revenue	Net income/ (-loss)	Equity	Employees (full-time equivalents)
Name and Location		in %	2002[2]	2002[2]	Dec. 31, 2002[2]	Dec. 31, 2002
North America						
USA	FMC Holdings Inc.[3], New York	100	3,750.0	161.3	1,722.8	26,486
Latin America						
Brazil	FMC Ltda., São Paulo	100	24.2	-7.4	8.6	405
Colombia	FMC Colombia S.A., Santa Fé de Bogotà	100	45.9	-7.7	16.9	778
Venezuela	FMC de Venezuela C.A., Valencia	100	9.3	0.5	4.0	342
Argentina	FMC Argentina S.A., Buenos Aires	100	48.7	-47.9	-2.3	1,555
Mexico	FMC Mexico S.A. de C.V., Mexico D. F.	100	15.3	-3.1	16.0	315
Asia-Pacific						
Japan	FMC Japan K.K., Tokio	100	77.3	0.4	4.7	591
	Fresenius-Kawasumi Co. Ltd., Tokio	70	82.4	10.8	19.1	138
South Korea	FMC Korea Ltd., Seoul	100	36.5	0.2	23.9	91
Taiwan	FMC (Taiwan) Co. Ltd., Taipei	100	10.8	-0.1	-1.8	49
Australia	FMC Australia Pty. Ltd., Sydney	100	23.6	1.3	7.3	90
Singapore	FMC Singapore Pte. Ltd., Singapore	100	5.7	0.6	3.1	54
Hong Kong	FMC Hong Kong Ltd., Hong Kong	100	20.1	-0.4	3.9	36
China	FMC (Shanghai) Co. Ltd., Shanghai	100	0.4	0.0	0.2	10
Philippines	FMC Philippines Inc., Manila	100	1.1	0.0	0.2	15
Malaysia	FMC Malaysia Sdn. Bhd., Kuala Lumpur	100	4.5	0.6	2.9	19
Thailand	FMC Thailand Ltd., Bangkok	100	4.5	0.7	3.1	36

[1] Direct and indirect interest

[2] These figures comply with the financial statements prepared in accordance with the specific generally accepted accounting principles of each country and do not reflect the amounts included in the Consolidated Financial Statements. Shareholders' equity and earnings are translated at the year-end current rate, and sales are translated at the average rate of the year

[3] These figures represent the Consolidated Financial Statements published in the Form 10-K

5-Year Summary $ in thousands, except share data	2002	2001	2000	1999	1998
Statements of Earnings					
Net revenue	5,084,097	4,859,318	4,201,338	3,840,429	3,505,676
Cost of revenue	3,428,077	3,220,198	2,734,593	2,463,155	2,242,938
Gross profit	1,656,020	1,639,120	1,466,745	1,377,274	1,262,738
Selling, general and administrative expenses	913,620	966,044	813,997	784,572	742,610
Research and development expenses	47,433	35,700	31,935	32,488	31,150
Special charge	–	258,159	–	601,000	–
Operating income (loss) (EBIT)	694,967	379,217	620,813	(40,786)	488,978
Interest expenses, net	207,000	222,929	216,105	218,124	219,541
Income (loss) from continuing operations before income taxes, minority interests, extraordinary loss and cumulative effect of accounting change	487,967	156,288	404,708	(258,910)	269,437
Income tax expense (benefit), net	182,814	91,202	189,772	(12,744)	135,366
Income (loss) from continuing operations before extraordinary loss and cumulative effect of accounting change	301,567	63,354	212,075	(248,544)	131,617
Extraordinary loss	11,777				
Loss from discontinued operations and cumulative effect of accounting change	–	–	–	–	(112,486)
Net income (loss)	**289,790**	**63,354**	**212,075**	**(248,544)**	**19,131**
Income (loss) from continuing operations before extraordinary loss and cumulative effect of accounting change					
per ordinary share	3.12	0.65	2.37	(3.15)	1.62
per preference share	3.18	0.70	2.43	(3.15)	1.78
Income (loss) per ordinary share	3.00	0.65	2.37	(3.15)	0.20
Income (loss) per preference share	3.06	0.70	2.43	(3.15)	0.36
Personnel expenses	1,551,874	1,451,116	1,215,856	1,091,861	991,326
Depreciation	158,126	147,945	130,278	131,623	130,628
Amortization[1]	52,429	175,558	162,576	152,585	148,356
thereof amortization of goodwill	–	94,732	84,983	80,807	79,665
Earnings before interest and taxes, depreciation and amortization (EBITDA)	905,522	702,720	913,667	243,422	767,961
EBITDA before special charge and related expenses[2]	905,522	967,564	913,667	844,422	767,961
EBIT before special charge and related expenses[2]	694,967	644,061	620,813	560,214	488,978
Income before extraordinary loss and special charge and related expenses[2]	301,567	244,524	212,075	170,456	19,131
Earnings per share before extraordinary loss special charge and related expenses[2]	3.12	2.53	2.37	2.15	0.20
Balance Sheet					
Current assets	1,821,700	1,779,129	1,581,411	1,541,209	1,424,094
Non-current assets	4,958,249	4,736,881	4,397,542	4,211,174	4,255,325
Total assets	**6,779,949**	**6,516,010**	**5,978,953**	**5,752,383**	**5,679,419**
Short-term debt	153,358	273,375	579,076	573,867	214,758
Other current liabilities	1,142,016	1,103,848	811,376	1,196,325	760,872
Current liabilities	1,295,374	1,377,223	1,390,452	1,770,192	975,630
Long-term debt	2,234,491	2,164,537	1,610,559	1,617,879	2,069,984
Other non-current liabilities	442,905	357,506	299,192	361,995	276,839
Non-current liabilities	2,677,396	2,522,043	1,909,751	1,979,874	2,346,823
Total liabilities	3,972,770	3,899,266	3,300,203	3,750,066	3,322,453
Shareholders' equity	2,807,179	2,616,744	2,678,750	2,002,317	2,356,966
Total liabilities and shareholders' equity	**6,779,949**	**6,516,010**	**5,978,953**	**5,752,383**	**5,679,419**
Total debt incl. accounts receivable securitization program	2,833,098	2,883,609	2,639,009	2,529,945	2,590,342
Working capital[3]	870,814	897,093	770,035	731,544	663,222

5-Year Summary

	2002	2001	2000	1999	1998
Credit Rating					
Standard & Poor's					
Corporate credit rating	BB+	BB	BB	BB	BB
Subordinated debt	BB-	B+	B+	B+	B+
Moody's					
Corporate credit rating	Ba1	Ba1	Ba1	Ba1	Ba1
Subordinated debt	Ba2	Ba2	Ba3	Ba3	Ba3
Cash Flow					
Net cash provided by operating activities[4]	549,918	424,248	391,266	354,757	268,257
Capital expenditure, net	(201,377)	(251,030)	(207,313)	(153,146)	(132,516)
Free cash flow	348,541	173,218	183,953	201,611	135,741
Acquisitions and investments, net of cash acquired	(79,835)	(216,711)	(274,530)	(101,326)	(222,935)
Share Data					
Year-end share price Frankfurt , XETRA (€)					
Ordinary shares	39.46	69.50	87,00	84,90	60,08
Preference shares	28.65	51.80	50,50	41,30	39,63
Year-end ADS share price New York ($)					
Ordinary shares	13.70	20.10	27.00	28.38	23.50
Preference shares	9.80	14.60	15.80	14.00	16.13
Average number of ordinary shares	70,000,000	70,000,000	70,000,000	70,000,000	70,000,000
Average number of preference shares	26,185,178	26,035,330	19,002,118	9,023,341	9,023,341
Total dividend amount (€ in thousands)	91,989	83,321	76,435	55,068	46,911
Dividend per ordinary share (€)	0.94	0.85	0.78	0.69	0.59
Dividend per preference share (€)	1.00	0.91	0.84	0.75	0.64
Employees (full-time equivalents), Dec. 31	39,264	37,331	33,316	29,318	27,423
Operational Ratios before discontinued operations, extraordinary loss, cumulative effect of accounting change, special charge and related expenses[2] (in %)					
EBITDA margin	17.8	19.9	21.7	22.0	21.9
EBIT margin	13.7	13.3	14.8	14.6	13.9
EPS growth	23.2	6.8	10.2	32.7	20.9
Organic revenue growth (currency-adjusted)	5.1	8.8	8.0	9.6	11.4
Return on invested capital (ROIC)	7.3	7.8	7.9	7.6	6.8
Return on operating assets (ROOA)	11.4	11.2	11.6	10.7	9.4
Return on equity before taxes	17.4	16.1	15.1	17.1	11.4
Return on equity after taxes	10.7	9.3	7.9	8.5	5.6
Cash flow return on invested capital (CFROIC)	13.3	15.4	15.9	15.6	14.8
Leverage ratio (total debt/ EBITDA)[5]	3.1	3.0	2.9	3.0	3.3
Gearing [(total debt - cash)/equity]	1.0	1.1	1.0	1.2	1.1
EBITDA/Interest expenses	4.4	4.3	4.2	3.9	3.5
Cash from operating activities in percent of sales	10.8	8.7	9.3	9.2	7.6
Equity ratio (equity/total assets)	41.4	40.2	44.8	34.8	41.5
Dialysis Care Data					
Treatments (millions)	16.4	15.2	12.9	11.4	10.5
Patients treated	112,200	105,830	91,900	80,000	74,200
Number of clinics	1,480	1,400	1,270	1,090	1,000

[1] Prior year amortization includes amortization of goodwill, tradename and management contracts
[2] Special charge includes in 2001 special charge for 1996 merger-related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses of $ 7 million ($ 4 million, net of taxes) and in 1999 special charge of $ 601 million ($ 419 million, net of taxes)
[3] Current assets less current liabilities (excluding current debt and accruals for special charge)
[4] From continuing operations
[5] Correction of non-cash charges of 2.5 million per quarter

Contacts

Fresenius Medical Care AG
D - 61346 Bad Homburg v.d.H.
Tel. +49 6172 609 0
http://www.fmc-ag.com

Investor Relations
Oliver Maier
Tel. +49 6172 609 25 25
Fax +49 6172 609 23 01
e-mail: ir-fms@fmc-ag.com

North America Investor Relations
Heinz Schmidt
Tel. +1 781 402 45 18
Fax +1 781 402 97 41
e-mail: ir-fmcna@fmc-ag.com

Public Relations
Oliver Heieck
Tel. +49 6172 609 21 01
Fax +49 6172 609 22 94
e-mail: pr-fmc@fmc-ag.com

Transfer Agent
J.P. Morgan Chase Bank
P.O. Box 842006
Boston, MA 02284-2006
USA
Tel. (800) 428 42 37
(toll-free number in the USA)
Tel. +1 781 575 43 28

Calendar 2003

Report on First Quarter 2003	**May 7, 2003**
Annual General Meeting Frankfurt a.M. (Germany)	**May 22, 2003**
Payment of Dividend	**May 23, 2003**
Report on Second Quarter 2003	**August 5, 2003**
Analysts' Meeting, Bad Homburg	August 5, 2003
Analysts' Meeting, New York	August 7, 2003
Report on Third Quarter 2003	**November 4, 2003**
Analysts' Meeting, Bad Homburg	November 4, 2003
Analysts' Meeting, New York	November 6, 2003

This annual report is also available in German and may be obtained from the Company upon request.

Dieser Geschäftsbericht liegt auch in deutscher Sprache vor.

Annual reports, interim reports and further information on the Company are also available on the Internet. Fresenius Medical Care AG on-line: www.fmc-ag.com

For printed material please contact Investor Relations.

Published by
Fresenius Medical Care AG
Investor Relations

Concept/Layout/Production colours ec gmbh, Osnabrück, www.colours-ec.de

EXHIBIT 99.2

Summarized Annual Report 2002





Fresenius Medical Care

Dear Shareholders,

The year 2002 turned out to be an especially challenging one for Fresenius Medical Care. Given these challenges we were confronted with during these twelve months, I would like to comment on our nonetheless dynamic business development.

Overall we generated revenues of $ 5.08 billion. This corresponds to a growth rate of 6% on a currency-adjusted basis and is within our projected range. We achieved an income before extraordinary loss of $ 302 million meeting our revised target of $ 300 million, which we announced in July 2002. Suffice it to say our original target was $ 350 million. Our cash flow performance in 2002 was especially strong. Operating cash flow was up by 30% to $ 550 million and well above of the Company's estimate.

With the introduction of the innovative treatment concept *Ultra*Care™ in our own clinics in North America we are pursuing a strategy of long-term growth and similarly we continued the path of revolutionizing industry standards. This differentiated renal therapy embraces the fundamental need to adopt innovative technology, processes and methods to improve the lives of our patients.

Part of this innovative therapy is our implementation of Fresenius Polysulfone® high flux single-use dialyzers. At the end of 2002 we had converted more than 85% of our 1,080 clinics in North America to the *Ultra*Care™ therapy. This is a significant accomplishment. Our preliminary retrospective analysis of Company data generated from the roll-out of the *Ultra*Care™ program, indicates improved medical outcomes. In this report we will give you more detail about this new therapy concept.

Our biggest financial challenge in 2002 was to reverse the margin erosion in North America, which to a large extent was due to the introduction of single-use in our clinics. We reached this goal achieving cost neutrality between single-use dialyzer therapies versus reuse dialyzer therapies by the end of 2002. Savings realized came from reaching economies of scale in terms of dialyzer manufacturing capacity, and efficiency gains in medical supply costs. Through these initiatives we expect to realize operating margin improvements in 2003 in North America.

One additional challenge we faced during 2002 was not due to our operating business, but rather due to remaining legal issues. During the fourth quarter of 2002 the Company successfully put behind ongoing litigation by reaching an agreement in principle for the settlement of all the fraudulent conveyance claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Then at the beginning of 2003, the Company reached and signed a definitive agreement on this legal issue.

No admission of liability has been or will be made. This settlement avoids the costs of expensive and distracting litigation that could have taken years to resolve, and that would have drawn our attention and energy away from our focus to accomplish the financial objectives of our U.S. strategic plans and providing outstanding medical care to thousands of patients worldwide. In addition, this settlement clearly falls within the provision already made in the fourth quarter of 2001.

Our global leadership position has never been stronger. We have clearly built upon our competitive edge in the North American and International markets offering our more than 112,200 renal patients worldwide more choices, innovative products and services, essentially differentiated therapies resulting in improved patient care and medical outcomes. We are successfully implementing our global and regional strategies in a continuously dynamic marketplace were we see further growth opportunities in the years ahead.

Given continued strong global market fundamentals we expect mid single digit revenue growth in constant currency and net income growth in the high single digit to low double digits range.

Based on the confidence in our business, the Management Board and the Supervisory Board will propose, our 6th annual consecutive dividend increase of Euro 0.94 per ordinary share and Euro 1.00 per preference share at the Annual General Meeting 2003.

None of our goals can be achieved individually, and the continued success of our global vertical integrated Company is based on the commitment and abilities of our 39,000 employees and the trust of our shareholders. I thank all of you and our shareholders for the loyalty you afforded us during this challenging year and ask you kindly for your continued support.



Yours sincerely,



Dr. Ben Lipps
Chief Executive Officer
Chairman of the Management Board

Key Figures 2002

Operating data $ in millions	2002	2001	Change 2002 vs. 2001
Net revenue	5,084	4,859	5%
Earnings before interest and taxes, depreciation and amortization (EBITDA)	906	703	29%
Earnings before interest and taxes (EBIT)	695	379	83%
Income before extraordinary loss	302	63	379%
Net income	290	63	360%
Net cash flow from operating activities	550	424	30%
Free cash flow[1]	349	173	102%
Capital expenditure	239	275	-13%
Capital expenditure including acquisitons	327	736	-56%
EBITDA before special charge[2]	906	968	-6%
EBIT before special charge[2]	695	644	8%
Income before extraordinary loss/special charge[2,3]	302	245	23%
Data per share			
Earnings per ordinary share (EPS) ($)	3.00	0.65	362%
Earnings per ordinary share before extraordinary loss/special charge[2,3] ($)	3.12	2.53	23%
Dividend per ordinary share (€)	0.94	0.85	11%
Dividend per preference share (€)	1.00	0.91	10%
Key ratios (in %)			
EBIT margin[2]	13.7	13.3	
Return on equity before taxes[2]	17.4	16.1	
Equity to assets	41.4	40.2	
Other data			
Employees (full-time equivalents, Dec. 31)	39,264	37,331	5%

Net Revenue
$ in millions


4,859
5,084
2001
2002

Net income
$ in millions


290
63
2001
2002

Earnings per Share
in $


3.00
0.65
2001
2002

[1] Before acquisitions and dividends
[2] 2001: Excluding special charge for 1996 merger-related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses of $ 7 million ($ 4 million, net of taxes)
[3] 2002: Excluding extraordinary item of $ 12 million for the early redemption of Trust Preferred Securities in the first quarter 2002

All figures in this report are stated in U.S. $ and in conformity with U.S. GAAP, if not indicated otherwise.

Consolidated Statements of Operations

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	2002	2001
Net revenue		
Dialysis Care	3,708,903	3,557,234
Dialysis Products	1,375,194	1,302,084
	5,084,097	**4,859,318**
Costs of revenue		
Dialysis Care	2,713,341	2,521,075
Dialysis Products	714,736	699,123
	3,428,077	**3,220,198**
Gross profit	1,656,020	**1,639,120**
Operating expenses		
Selling, general and administrative	913,620	966,044
Research and development	47,433	35,700
Special charge for legal matters	–	258,159
Operating income	694,967	**379,217**
Other (income) expense		
Interest income	(18,053)	(14,305)
Interest expense	225,053	237,234
Income before income taxes, minority interest and extraordinary loss	487,967	156,288
Income tax expense	182,814	91,202
Minority interest	3,586	1,732
Income before extraordinary loss	301,567	63,354
Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $ 7,740	11,777	–
Net income	289,790	**63,354**
Basic income before extraordinary loss per Ordinary share	3.12	**0.65**
Fully diluted income before extraordinary loss per Ordinary share	3.12	**0.64**
Basic income per Ordinary share	3.00	**0.65**
Fully diluted income per Ordinary share	3.00	**0.64**
Basic income before extraordinary loss per Preference share	3.18	**0.70**
Fully diluted income before extraordinary loss per Preference share	3.18	**0.69**
Basic income per Preference share	3.06	**0.70**
Fully diluted income per Preference share	3.06	**0.69**

Consolidated Balance Sheets

At December 31, 2002 and 2001
$ in thousands, except share data

	2002	2001
Assets		
Current assets		
Cash and cash equivalents	64,793	61,572
Trade accounts receivable, less allowance for doubtful accounts of $ 159,763 in 2002 and $ 138,128 in 2001	914,302	884,727
Accounts receivable from related parties	41,332	37,092
Inventories	372,222	346,389
Prepaid expenses and other current assets	239,172	222,135
Deferred taxes	189,879	227,214
Total current assets	**1,821,700**	**1,779,129**
Property, plant and equipment, net	917,868	838,583
Intangible assets	550,321	576,301
Goodwill	3,192,651	3,105,722
Deferred taxes	35,741	35,192
Other assets	261,668	181,083
Total assets	**6,779,949**	**6,516,010**

Consolidated Balance Sheets

At December 31, 2002 and 2001
$ in thousands, except share data

	2002	2001
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	185,949	198,287
Accounts payable to related parties	98,992	80,454
Accrued expenses and other current liabilities	469,228	409,047
Accrual for special charge for legal matters	191,130	221,812
Short-term borrowings	124,964	93,411
Short-term borrowings from related parties	6,000	15,005
Current portion of long-term debt and capital lease obligations	22,394	164,959
Income tax payable	178,690	176,249
Deferred taxes	18,027	17,999
Total current liabilities	**1,295,374**	**1,377,223**
Long-term debt and capital lease obligations, less current portion	1,089,210	735,769
Other liabilities	150,685	123,845
Pension liabilities	100,326	70,582
Deferred taxes	169,372	142,846
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,145,281	1,428,768
Minority interest	22,522	20,233
Total liabilities	**3,972,770**	**3,899,266**
Shareholders' equity:		
Preference shares, no par, € 2.56 nominal value, 53,597,700 shares authorized, 26,188,575 issued and outstanding	69,540	69,512
Ordinary shares, no par, € 2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,736,913	2,735,265
Retained earnings (deficit)	154,595	(58,452)
Accumulated other comprehensive loss	(383,363)	(359,075)
Total shareholders' equity	**2,807,179**	**2,616,744**
Total liabilities and shareholders' equity	**6,779,949**	**6,516,010**

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	2002	2001
Operating Activities		
Net income	289,790	63,354
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:		
Depreciation and amortization	210,555	323,503
Extraordinary loss on early redemption of trust preferred securities, net of tax	11,777	–
Change in deferred taxes, net	58,449	(46,401)
Loss on sale of fixed assets	690	1,010
Compensation expense related to stock options	1,126	1,153
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:		
Trade accounts receivable, net	(13,124)	(117,093)
Inventories	(6,519)	(30,201)
Prepaid expenses, other current and non-current assets	17,670	(28,462)
Accounts receivable from/payable to related parties	3,228	8,854
Accounts payable, accrued expenses and other current and non-current liabilities	(17,976)	183,992
Income tax payable	(5,748)	64,539
Net cash provided by operating activities	**549,918**	**424,248**
Investing Activities		
Purchases of property, plant and equipment	(239,160)	(275,225)
Proceeds from sale of property, plant and equipment	37,783	24,195
Acquisitions and investments, net of cash acquired	(79,835)	(216,711)
Net cash used in investing activities	**(281,212)**	**(467,741)**

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	2002	2001
Financing Activities		
Proceeds from short-term borrowings	88,639	117,896
Repayments of short-term borrowings	(68,255)	(140,420)
Proceeds from short-term borrowings from related parties	49,120	20,588
Repayments of short-term borrowings from related parties	(58,125)	(223,566)
Proceeds from long-term debt	417,098	465,906
Principal payments of long-term debt and capital lease obligations	(246,566)	(517,877)
Payments on obligation related to 1999 Settlement	–	(85,920)
Proceeds from issuance of trust preferred securities	–	470,598
Redemption of trust preferred securities	(376,200)	–
Increase (decrease) of accounts receivable securitization program	3,249	(3,464)
Proceeds from exercise of stock options	550	6,391
Dividends paid	(76,743)	(65,782)
Change in minority interest	2,095	(853)
Net cash (used in) provided by financing activities	**(265,138)**	**43,497**
Effect of exchange rate changes on cash and cash equivalents	(347)	(3,009)
Cash and Cash Equivalents		
Net increase (decrease) in cash and cash equivalents	3,221	(3,005)
Cash and cash equivalents at beginning of period	61,572	64,577
Cash and cash equivalents at end of period	**64,793**	**61,572**

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	Preference Shares		Ordinary Shares	
	Number of Shares	No par value	Number of Shares	No par value
Balance at December 31, 2000	**23,765,093**	**63,644**	**70,000,000**	**229,494**
Issuance of Preference shares	2,250,000	5,498		
Proceeds from exercise of options	161,415	371		
Compensation expense related to stock options				
Dividends paid				
Comprehensive loss				
Net income				
Other comprehensive loss related to cash flow hedges				
Foreign currency translation adjustment				
Comprehensive loss				
Balance at December 31, 2001	**26,176,508**	**69,512**	**70,000,000**	**229,494**
Proceeds from exercise of options	12,067	28		
Compensation expense related to stock options				
Dividends paid				
Comprehensive income				
Net income				
Other comprehensive income related to cash flow hedges				
Foreign currency translation adjustment				
Minimum pension liability				
Comprehensive income				
Balance at December 31, 2002	**26,188,575**	**69,540**	**70,000,000**	**229,494**

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2002 and 2001
$ in thousands, except share data

	Additional paid in capital	Retained earnings (deficit)	Accumulated other comprehensive loss: Foreign currency translation	Cash Flow Hedges	Minimum Pension Liability	Total
Balance at December 31, 2000	**2,634,606**	**(56,024)**	**(192,970)**			**2,678,750**
Issuance of Preference shares	93,485					98,983
Proceeds from exercise of options	6,020					6,391
Compensation expense related to stock options	1,153					1,153
Dividends paid		(65,782)				(65,782)
Comprehensive loss						
Net income		63,354				63,354
Other comprehensive loss related to cash flow hedges				(50,683)		(50,683)
Foreign currency translation adjustment			(115,422)			(115,422)
Comprehensive loss						(102,751)
Balance at December 31, 2001	**2,735,265**	**(58,452)**	**(308,392)**	**(50,683)**		**2,616,744**
Proceeds from exercise of options	522					550
Compensation expense related to stock options	1,126					1,126
Dividends paid		(76,743)				(76,743)
Comprehensive income						
Net income		289,790				289,790
Other comprehensive income related to cash flow hedges				33,501		33,501
Foreign currency translation adjustment			(38,432)			(38,432)
Minimum pension liability					(19,357)	(19,357)
Comprehensive income						265,502
Balance at December 31, 2002	**2,736,913**	**154,595**	**(346,824)**	**(17,182)**	**(19,357)**	**2,807,179**

The financial information presented on pp. 5 to 11 is extracted from the audited consolidated financial statement and from the Report on Form 20-F for the year ended December 31, 2002. Fresenius Medical Care's 2002 Annual Report including the consolidated financial statements with the related auditors' report by KPMG Deutsche Treuhand-Gesellschaft and our Report on Form 20-F are available from our website at www.fmc-ag.com.

Segments


Revenue $ 5,084 million
Dialysis Products 27%
Dialysis Services 73%
112,200 patients
1,480 clinics
16.4 million treatments


Products 12%
Services 88%

North America

	2002	2001
Revenue ($ m)	3,747	3,602
EBITDA ($ m)	630	693
Capital expenditure ($ m) (gross)	130	138
Employees (full-time equivalents)	26,489	26,352
Patients treated (year-end)	79,600	76,600
Number of clinics (year-end)	1,080	1,030
Number of treatments (m)	11.6	[illegible]


Products 69%
Services 31%

International

	2002	2001
Revenue ($ m)	1,337	1,257
EBITDA ($ m)	292	292
Capital expenditure ($ m) (gross)	109	137
Employees (full-time equivalents)	12,775	10,979
Patients treated (year-end)	32,600	29,230
Number of clinics (year-end)	400	370
Number of treatments (m)	4.8	4.1

The Managing Board informed the Supervisory Board comprehensively, regularly and in good time about the progress of the business activities, the situation of the company and important business transactions. On the basis of written and oral reports of the Managing Board, the Supervisory Board held a total of 4 meetings, and 8 additional video or telephone conferences. In addition, the Managing Board reported in writing on important matters. The chairman of the Supervisory Board was informed by the Managing Board of significant events, on an ongoing basis. In particular, transactions requiring approval were reviewed by the Supervisory Board and discussed with the Managing Board.

The Supervisory Board received reports on the specific business developments in the regions, in particular, again on the position regarding the introduction of single-use dialysers in North America. Discussion of the legal disputes originating with the merger with W. R. Grace & Co. in 1996, and which were concluded by settlement, was of particular importance. The Supervisory Board also dealt with the implications for the company of the German Corporate Governance Code and the Sarbanes-Oxley-Act. As in previous years, the financial development of the acquisitions made in the preceding years and the profitability of the different national subsidiaries were discussed.

The Supervisory Board has, during the reporting period, passed a resolution to establish an audit committee from the year 2003.

The Supervisory Board examined the financial statements, the management report and the proposal for the appropriation of the net profit for the year, in each case for the 2002 financial year. A representative of the auditor was present when the Supervisory Board dealt with these documents. Since the financial statements of the company are part of the consolidated financial statements of Fresenius Aktiengesellschaft, Bad Homburg v.d.H., and the latter are deemed to be exempting consolidated financial statements pursuant to Section 291 HGB [German Commercial Code], the company was not obligated to prepare (partially) consolidated financial statements in accordance with the provisions of German commercial law. The accounting, the financial statements and the management report of Fresenius Medical Care AG for the 2002 financial year were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirschaftsprüfungsgesellschaft, Frankfurt am Main, elected as auditors by resolution of the shareholders' meeting of 22 May 2002, and commissioned by the Supervisory Board; they bear the unqualified audit certificate. The auditor's reports were submitted to the Supervisory Board. The Supervisory Board noted the auditor's findings with approval. No objections are to be made to the financial statements of Fresenius Medical Care AG, even according to the final result of the review by the Supervisory Board itself.

Report of the Supervisory Board

In its meeting of March 21, 2003, the Supervisory Board approved the financial statements of Fresenius Medical Care AG for the 2002 financial year as submitted by the Managing Board, which thereby became final.

In accordance with Section 312 AktG (German Stock Corporation Act), the Managing Board prepared a report for the 2002 financial year on the relations with affiliated companies. The report contains the Managing Board's final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Managing Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted. The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

"Following our proper review and judgement, we confirm that (1) the factual statements made in the report are correct, that (2) with respect to the transactions mentioned in the report, the consideration made by the company was not disproportionate or that any disadvantages have been offset and that (3) regarding the measures reported, no major objections are to be raised to the Managing Board's judgement."

According to the final result of the review by the Supervisory Board, no objections are to be raised to the Managing Board's final statement as contained in the subordinate status report.

With effect from March 15, 2002 Dr. Rainer Runte was appointed as deputy member of the Managing Board for Legal and Compliance.

The Supervisory Board thanks the Managing Board and all the employees for their efforts and achievements in 2002.

Bad Homburg v.d.H., March 21, 2003

The Supervisory Board



Dr. Gerd Krick
Chairman



Contacts

Fresenius Medical Care AG
D - 61346 Bad Homburg v.d.H.
Tel. +49 6172 609 0
http://www.fmc-ag.com

Investor Relations
Oliver Maier
Tel. +49 6172 609 25 25
Fax +49 6172 609 23 01
e-mail: ir-fms@fmc-ag.com

North America
Investor Relations
Heinz Schmidt
Tel. +1 781 402 45 18
Fax +1 781 402 97 41
e-mail: ir-fmcna@fmc-ag.com

Public Relations
Oliver Heieck
Tel. +49 6172 609 21 01
Fax +49 6172 609 22 94
e-mail: pr-fmc@fmc-ag.com

Transfer Agent
J.P. Morgan Chase Bank
P.O. Box 842006
Boston, MA 02284-2006
USA
Tel. (800) 428 42 37
(toll-free number in the USA)
Tel. +1 781 575 43 28

Calendar 2003

Report on First Quarter 2003	**May 7, 2003**
Annual General Meeting Frankfurt a.M. (Germany)	**May 22, 2003**
Payment of Dividend	**May 23, 2003**
Report on Second Quarter 2003	**August 5, 2003**
Analysts' Meeting, Bad Homburg	August 5, 2003
Analysts' Meeting, New York	August 7, 2003
Report on Third Quarter 2003	**November 4, 2003**
Analysts' Meeting, Bad Homburg	November 4, 2003
Analysts' Meeting, New York	November 6, 2003

The full version of the Annual Report is available in German and English and may be obtained from the Company upon request.

Annual reports, interim reports and further information on the Company are also available on the Internet. Fresenius Medical Care AG on-line: www.fmc-ag.com

For printed material please contact Investor Relations.

Published by
Fresenius Medical Care AG
Investor Relations

Concept/Layout/Production colours ec gmbh, Osnabrück, www.colours-ec.de



The cover displays an epoxy resin preparation of the vascular system of a human kidney. The approximately 11cm long and only 160g heavy organ is pivotal. If both kidneys cease to function dialysis becomes necessary. Fresenius Medical Care is the world's leading provider in this field.



Fresenius Medical Care

Calendar 2003

Report on First Quarter 2003	**May 7, 2003**
Annual General Meeting Frankfurt a. M. Germany	**May 22, 2003**
Payment of Dividend	**May 23, 2003**
Report on Second Quarter 2003	**August 5, 2003**
Analysts' Meeting	
Bad Homburg	August 5, 2003
New York	August 7, 2003
Report on Third Quarter 2003	**November 4, 2003**
Analysts' Meeting	
Bad Homburg	November 4, 2003
New York	November 6, 2003

This annual report is also available in German.

Dieser Geschäftsbericht liegt auch in deutscher Sprache vor.

Annual reports, interim reports and further information on the Company are also available on the Internet.

Fresenius Medical Care AG on-line:
www.fmc-ag.com

For printed material please contact the Investor Relations department.



Fresenius Medical Care

Contacts

Fresenius Medical Care AG
D - 61346 Bad Homburg v.d.H.
Tel. +49 6172 609 0
http://www.fmc-ag.com

Investor Relations
Oliver Maier
Tel. +49 6172 609 25 25
Fax +49 6172 609 23 01
e-mail: ir-fms@fmc-ag.com

North Amerika
Investor Relations
Heinz Schmidt
Tel. +1 781 402 45 18
Fax +1 781 402 97 41
e-mail: ir-fmcna@fmc-ag.com

Public Relations
Oliver Heieck
Tel. +49 6172 609 21 01
Fax +49 6172 609 22 94
e-mail: pr-fmc@fmc-ag.com

Transfer Agent
J.P. Morgan Chase Bank
P.O. Box 842006
Boston, MA 02284-2006
USA
Tel. (800) 428 42 37
(toll-free number in the USA)
Tel. +1 781 575 43 28